ONE DELUXE, ONE FUTURE

2006 ANNUAL REPORT


TRANSFORMATION | GROWTH | SUCCESS | TEAMWORK | FOUNDATION

2006 ANNUAL REPORT

DELUXE

the competition and offset some of the decline in check usage and pricing pressures we are experiencing. We are also excited about our new direction and the "sweet spot" bringing together FIs and small businesses and we look forward to becoming the most trusted, most valued partner for our customers, the model by which all others are judged.

ONE TEAM

Deluxe has a long, proud heritage and the entire Deluxe team has played an important role in our progress thus far. It is through their ideas, hard work, and dedication that we have established a solid foundation in 2006. It will be through their continued tenacity, resolve and passion that we will accomplish more in 2007 through our focus on "One Deluxe, One Future."

We believe that our best days are ahead of us as we are on a path back toward greatness. We have a solid foundation in place, we are achieving milestones, our vision for the future is directly tied to our objectives, and we are working diligently to transform the company. We look forward to continuing our progress in 2007 and remain committed to delivering value to our investors.

Lee Schram
Chief Executive Officer

EXECUTIVE LEADERSHIP TEAM

Our executive leadership team draws on the skills and experience of tenured members, new members from within our ranks and new members from outside the organization. We are confident this is the right combination of talent and perspective to drive our strategy and engage our team for success in 2007 and beyond.



Lee J. Schram
Chief Executive Officer
Joined Deluxe in 2006



Michael L. Degeneffe
Senior Vice President,
Chief Information Officer
Joined Deluxe in 2006



Richard S. Greene
Senior Vice President,
Chief Financial Officer
Joined Deluxe in 2006



Anthony C. Scarfone
Senior Vice President,
General Counsel and Secretary
Joined Deluxe in 2000



Jeffrey D. Stoner
Senior Vice President,
Human Resources
Joined Deluxe in 2003



Luann E. Widener
Senior Vice President, Chief Sales and Marketing Officer for Financial Institutions and Small Businesses
Joined Deluxe in 1977



Leanne E. Branham
Vice President, Fulfillment
Joined Deluxe in 1987



Lynn R. Koldenhoven
Vice President, Sales and Marketing
Direct-to-Consumer
Joined Deluxe in 1991



Terry D. Peterson
Vice President, Investor Relations
and Chief Accounting Officer
Joined Deluxe in 2004

REVENUE
(IN BILLIONS)


$1.28
$1.24
$1.57
$1.72
$1.64

OPERATING CASH FLOW FROM CONTINUING OPERATIONS
(IN MILLIONS)


$257.1
$181.5
$307.6
$170.3
$239.3

DILUTED EPS FROM CONTINUING OPERATIONS


$3.36
$3.49
$3.93
$3.10
$1.95

Human Resources realigned to support sites instead of businesses, eliminating duplicative functions to provide better local support. We plan to continue to strengthen our processes around attracting and retaining talent and to ensure benefit structures are in line with competitive benchmarks.

As a result of the efficiencies in the new go-to-market strategy and redefined fulfillment and shared services infrastructure, we were successful in achieving approximately 10 percent of the $150 million cost reductions in 2006. This achievement put us ahead of our original expectation and we are positioned to take out another 50 to 55 percent of the total goal in 2007. We met our company-wide financial goals in the last two quarters of 2006 including improving cash flow from operations by $61 million from 2005.

ONE DELUXE, THREE CUSTOMER SEGMENTS

In 2007, we plan to further our transformational journey from simply maintaining a leadership position in check printing to adding more customer-facing solutions. Growing revenue, improving operating performance, and improving service performance are three of our key objectives. With our newly realigned structure, we are focused on continuing to improve near-term results while, at the same time, positioning Deluxe for long-term success. We understand that new alignment models and cost reductions alone are not enough. We must continuously leverage the power of one Deluxe while at the same time improving our operating performance in each of our segments.

Small Business Services (SBS)

SBS revenue grew four percent, and operating income improved throughout 2006, with the last two quarters reporting solid double-digit performance as a percent of revenue. Our focus in 2007 is on profitable growth by consolidating brands, leveraging cross-selling opportunities, improving our share of wallet, gaining share through new customers, and focusing on faster growing solutions. Our acquisition of the Johnson Group, which allows us to expand in the custom, full-color digital and web-to-print space, is a great example of our focus on faster growing solutions. We also are focused on divesting products that are not strategic, such as our recent divestiture of the industrial packaging product line, allowing us to shift our focus from low-performing products to ones that move the needle more quickly.

FIVE KEY OPERATING PRINCIPLES

EXECUTION • CLEAR ACCOUNTABILITY
SIMPLICITY • SPEED IN DECISION MAKING
SENSE OF URGENCY FOR CHANGE

Financial Services (FS)

FS revenue declined 15 percent in 2006. This was a slower rate of decline than in 2005, and we ended the year with only single-digit, year over year declines by the fourth quarter of 2006 because of record retention and strong new acquisition rates. Our focus in 2007 is on continuing to retain core check revenue, acquiring new customers, simplifying our business model, providing customer acquisition and loyalty solutions, and delivering fraud and security products and services that differentiate us from competitors and make us a more relevant business partner to our FI clients. Some examples include our Welcome Home℠ Tool Kit, DeluxeCalling℠ and Deluxe ID TheftBlock®, which are all new loyalty, retention, and monitoring and protection service offers that enable FIs to forge stronger bonds with their customers.

Direct Checks

Direct Checks revenue declined 14 percent in 2006, however, we continue to be the nation's leading direct-to-consumer check supplier and our operating income remains strong. We also made the strategic decision to invest modestly in free-standing insert advertising, which we believe is a proven form of new customer acquisition. For 2007, our focus is on recapturing share from our increased advertising spend, acquiring and retaining customers, and maximizing the lifetime value of our customers by selling new features and accessories. An example of a new feature we introduced in the fourth quarter of 2006 is EZShield™, a fraud protection service that provides relief to consumers for forgery and altered checks.

ONE VISION FOR THE FUTURE

As we continue our transformation to becoming a solutions provider, we believe we need to view our business in the context of broader societal trends. The internet continues to steal face time from service businesses; convenience matters more and more; the rise of experiential retailers recalibrates our expectations; and, there is less trust in traditional institutions. Our continued reinvention starts with a shift in how consumers view us in relation to the financial services market. The transformational steps we took in 2006 provide the foundation to help our FI and small business partners so we can create more affinity and loyalty, more differentiation and innovation, and increased wallet share.

We are more than 90 years strong and are simply the best at what we do. Our call centers rank among the best of all call centers nationwide. We serve more than six million small business customers in North America today. We handle more than 20 million calls annually, and in 2006 we created and deployed well over three billion pieces of marketing collateral.

We are creating new partnerships with world-class thought leaders in marketing, research and consumer insights including The Gallup Organization, Harris Interactive and Copernicus. We created a retail advisory board and pioneered a collaborative process focused on delivering innovative new solutions.

Our Collaborative brings together a team of leading FI executives that meet with us over the course of a year to develop and test specific, focused solutions on behalf of the financial services industry. In early 2007, the Collaborative explored and identified innovative ways for FI clients to improve their relationships with small businesses, again helping us better leverage our expertise in this intersecting space. Based on the shared knowledge of the Collaborative, we developed new strategies and services that we will bring to the broader marketplace starting in 2007.

We are excited about the strength of the Collaborative not only from a relationship perspective, but also because it helps us deliver products and services that differentiate us from



"THE STRENGTH OF OUR FOUNDATION LIES IN OUR HERITAGE WITH CUSTOMERS, BRANDS AND VALUES."

FELLOW SHAREHOLDERS,

2006 was a transformational foundation year for Deluxe. We are in the early stages of executing a multi-year plan to deliver greater value to our customers and investors. We are fundamentally changing our operating model to focus first at the enterprise level, aggressively aligning and reducing costs, while at the same time investing in new revenue generating opportunities across our segments.

At the foundation, we remain focused on our strong heritage around customers, brands and values. We established a framework around what we do best—integrated marketing, printing capabilities and managing relationships, not only with financial institutions (FIs), but also with small businesses. We reorganized our company to better leverage what we believe is a "sweet spot" opportunity between FIs and small businesses. This led us to make compelling changes to our go-to-market sales and marketing strategy as well as fulfillment and shared services infrastructure. We established five key operating principles, including execution, clear accountability, simplicity, speed in decision-making, and a sense of urgency for change, as guideposts for our transformation.

After completing a comprehensive benchmarking analysis, we committed to making tough decisions to significantly reduce our cost structure. We developed a ten-quarter plan that would deliver $150 million of annualized cost savings, net of investment, by the end of 2008. We made strategic acquisitions and also divested businesses and facilities that were no longer strategic. In short, we repositioned every function of our business and became riveted on one enterprise, one purpose, one Deluxe, with our eyes on one future. This focus and execution allowed us to finish 2006 strong, and we are excited about our momentum heading into 2007.

WHAT DOES ONE DELUXE MEAN?

We have successfully served our customers operating as three independent business units, but as the marketplace changes, this approach is becoming less effective. Declining check usage, changing small business needs, and consolidation among FIs are just a few of the challenges we face. The changing landscape has been a wake-up call for us. We carefully examined our business and realized we have a "game-changing" opportunity to become more relevant to our customers and grow our business by approaching opportunities from a single enterprise view.

ONE DELUXE

BECOMING MORE RELEVANT TO OUR CUSTOMERS AND GROWING OUR BUSINESS BY APPROACHING OPPORTUNITIES FROM A SINGLE ENTERPRISE VIEW

As one Deluxe, we can tap into our collective strength by combining our history of strong brands and relationships with FIs with our insights into small businesses. The intersection between FIs and small businesses is where we see our advantage and where we will grow. This is the root of our Deluxe Enterprise Strategic Model and it allows us to simplify our business while keeping customer needs in mind.

Our commitment to the Deluxe Enterprise Strategic Model led to a new go-to-market strategy and to a new structure to support execution. We aligned our FI and small business functions to leverage growth opportunities where these customers intersect, allowing us to streamline our cost structure so that we are using best practices, sharing data and research more effectively, as well as using our sales force more efficiently. We also believe that Direct Checks has leverage capabilities in delivering more of our collective enterprise offers directly to consumers and can be a tremendous incubator for new products and services across our segments.

We also made good progress in reducing costs by combining manufacturing and supply chain into one integrated fulfillment model. This new approach not only provides visibility and accountability from order through delivery, but also gets us closer to our customers and empowers us to sell more for less cost.

In Information Technology (IT), we made progress by lowering data center costs, improving mainframe and server utilization, reducing networking and voice communications costs, and improving our partnering with key third-party providers. Going forward, we will organize around two high-level functional areas, Relationship Management and Technology Services, to better strategically deliver IT services.

Finance realigned to support our new structure and is now better organized to provide proactive analytics, reporting and decision support and will outsource additional transaction processing functions, and increase efficiencies while, again, ensuring we maintain strong internal controls and processes already in place.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[x] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2006

Commission file number: 1-7945

DELUXE

DELUXE CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	**41-0216800**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3680 Victoria St. N., Shoreview, Minnesota	**55126-2966**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(651) 483-7111**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $1.00 per share	**New York Stock Exchange**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
✓ Yes __ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
__Yes ✓ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
✓ Yes __ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ✓ Accelerated filer __ Non-accelerated filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
__Yes ✓ No

The aggregate market value of the voting stock held by non-affiliates of the registrant is $894,755,018 based on the last sales price of the registrant's common stock on the New York Stock Exchange on June 30, 2006. The number of outstanding shares of the registrant's common stock as of February 9, 2007, was 51,595,112.

Documents Incorporated by Reference:

1. Portions of our definitive proxy statement to be filed within 120 days after our fiscal year-end are incorporated by reference in Part III.

PART I

Item 1. Business.

Deluxe Corporation was incorporated under the laws of the State of Minnesota in 1920. From 1920 until 1988 our company was named Deluxe Check Printers, Incorporated. Our principal corporate offices are located at 3680 Victoria Street North, Shoreview, Minnesota 55126-2966. Our main telephone number is (651) 483-7111.

COMPANY OVERVIEW

Through our industry-leading businesses and brands, we help small businesses and financial institutions better manage, promote, and grow their businesses. We use direct marketing, a North American sales force, financial institution referrals, independent distributors and the internet to provide our customers a wide range of customized products and services: personalized printed items (checks, forms, business cards, stationery, greeting cards, labels, and retail packaging supplies), promotional products and merchandising materials, fraud prevention services and financial institution customer retention programs. We also sell personalized checks, accessories and services directly to consumers.

BUSINESS SEGMENTS

Our business segments consist of Small Business Services (SBS), Financial Services and Direct Checks. Our businesses are generally organized by type of customer and reflect the way we manage the company. Additional information concerning our segments appears under the caption "Note 17: Business segment information" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

Small Business Services

SBS is comprised of New England Business Service, Inc. (NEBS), which we acquired in June 2004, and our former Business Services segment. SBS is our largest segment in terms of revenue and operating income, and we are concentrating on profitably growing this segment. SBS strives to be a leading resource to small businesses by providing personalized products and services that help them manage and build their businesses. Through SBS, we sell business checks, forms and related printed products. We also sell retail packaging supplies, advertising specialties and small quantity printing and payroll services. In October 2006, we completed the acquisition of the assets of Johnson Group and its affiliated companies which provide prepress, printing, mailing and fulfillment, and finishing services. This acquisition allows us to expand our business in the custom, full-color digital and web-to-print space with our small business customers. SBS serves more than six million small business customers in the United States and Canada.

The majority of SBS products are distributed through more than one channel. Our primary channels are direct mail, in which promotional advertising is delivered by mail to small businesses, and financial institution referrals. These efforts are supplemented by the account development efforts of an outbound telemarketing group. We also have a network of independent local dealers and Safeguard® distributors, as well as our field sales organization that is utilized to call directly on small businesses. Customer service for initial order support, product reorders and routine service is provided by a network of call center representatives located throughout the United States and Canada.

We are using the following strategies to grow revenue and increase operating margin in this segment:

- Consolidate brands and leverage cross-selling opportunities;
- Increase our share of the amount small businesses spend on the products and services in our portfolio; and
- Further leverage customer referrals that we receive from our financial institution clients.

To accomplish our strategies, we are utilizing our Deluxe Business Advantage℠ program and traditional direct response marketing methods to acquire customers. Our Deluxe Business Advantage program provides a fast and simple way for financial institutions to offer expanded personalized service to small businesses. Our inside sales team works in combination with our outbound calling and field sales force, which makes one-on-one contact with small businesses and financial institution branches more effective. Once the customer is acquired, we then implement our integrated contact and marketing strategies to deploy the proper resource to the customer depending on their particular needs. Our first-time buyer development and customer retention programs use segmentation and analytics to develop sales and marketing investment levels. Based on database modeling and analysis, a customer's potential for retention and additional product purchases is determined. This allows us to make decisions regarding the level of field sales representatives, outbound telephone sales and direct mail which will be targeted to particular customers. We believe this integrated contact plan will develop the potential of new buyers, help us better retain existing customers and grow our share of the amount small businesses spend on various personalized products.

Financial Services

Financial Services sells personal and business checks, check-related products and services, and customer loyalty services to financial institutions. We offer enhanced services to our financial institution clients, such as customized reporting, file management, expedited account conversion support and fraud prevention. Our relationships with specific financial institutions are usually formalized through supply contracts averaging three to five years in duration. Consumers and small businesses typically submit their check order to their financial institution, which then forwards the order to us. We process the order and ship it directly to the consumer or small business. Financial Services produces a wide range of check designs, with many consumers preferring one of the dozens of licensed or cause-related designs we offer, including Disney®, Warner Brothers®, Garfield®, PGA TOUR®, NOVA®, Wyland®, Thomas Kinkade®, Susan G. Komen Breast Cancer Foundation and National Arbor Day Foundation®. Our strategies within Financial Services are as follows:

- Continue to retain core check revenue, acquire new customers and simplify our business model; and
- Provide services and products that differentiate us from the competition and make us a more relevant business partner to our financial institution clients.

To achieve our strategies we are leveraging our customer acquisition and loyalty programs, our DeluxeSelect℠ merchandising platform, our Deluxe Business Advantage program and enhanced small business customer service. Our efforts to expand beyond check-related products include recently introduced services, as well as pilots for several other new services for our financial institution clients. These new services focus on new customer acquisition and customer loyalty. One example is the Welcome Home^{SM} Tool Kit, a package for financial institution branch offices which enables them to forge strong bonds with new customers, thereby increasing customer loyalty and retention. Another example is DeluxeCalling^{SM}, a consumer calling service providing a first point of contact with new indirect loan consumers on behalf of our financial institution clients. This service leverages our core competency of call center expertise, and results in incremental revenue and increased customer retention for our financial institution clients. Our DeluxeSelect program allows a financial institution's customers to buy checks when, where and in what manner they desire, whether it is via the phone, our voice response system or the internet. By allowing us to perform the check merchandising function on their behalf, financial institutions have the opportunity to lower their costs, increase the profitability of their check programs and increase their brand image and customer satisfaction. The Deluxe Business Advantage program is designed to maximize financial institution business check programs by offering expanded personalized service to small businesses with a number of service level options. This program leverages the 2004 NEBS acquisition, which brought us expanded product and service offerings, as well as a nationwide sales force with extensive knowledge of small business needs. We also provide the Deluxe ID TheftBlock® program, an advanced suite of monitoring and protection services we offer to consumers on behalf of our financial institution clients. This program enhances traditional identity protection tools by adding check order screening, daily credit monitoring and access to fraud resolution assistance.

In addition to these value-added services, we have continued to expand our Knowledge Exchange^{TM} Series for financial institution clients through which we host knowledge exchange expos, conduct web seminars and host special industry conference calls, as well as offer specialized publications. Through this program, financial institutions gain knowledge and exposure to thought leaders in areas that most impact their core strategies: client loyalty, small business and retail client strategy, cost management, customer experience and brand enhancement. Our Collaborative initiative, a key component of the Knowledge Exchange Series, enlists a team of leading financial institution executives who meet with us over a one year timeframe to develop and test specific and focused solutions on behalf of the financial services industry. These findings and new strategies or services are then disseminated for the benefit of all our clients. Our Small Business Collaborative initiative grew out of our Knowledge Exchange Series and explored and identified innovative ways for financial institution clients to improve relationships with small businesses. The 2007 Collaborative plans to explore new ways in which financial institutions can improve the customer dispute resolution process in such a way that customer loyalty is enhanced. Providing products and services that differentiate us from the competition is expected to help offset the decline in check usage and the pricing pressures we are experiencing. As such, we are also focused on accelerating the pace at which we introduce new products and services.

In addition to our initiatives to retain customers and introduce new products and services, we will continue our efforts to simplify processes and eliminate complexity in this business. These efforts are focused on streamlining call center and check fulfillment activities, redesigning services into standardized flexible models, eliminating multiple systems and work streams, and strengthening "go-to-market" capabilities and processes using lean principles.

Direct Checks

Direct Checks is the nation's leading direct-to-consumer check supplier, selling under the Checks Unlimited® and Designer® Checks brand names. Through these two brands, we sell personal and business checks and related products directly to consumers using direct response marketing and the internet. We estimate the direct-to-consumer personal check printing portion of the payments industry accounts for approximately 15-20% of all personal checks sold. Our strategy is to maximize customer lifetime value through more effective new customer acquisition, increased customer retention and maximization of the direct segment small business opportunity.

We use a variety of direct marketing techniques to acquire new customers, including newspaper inserts, in-package advertising, statement stuffers and co-op advertising. We also use e-commerce strategies to direct traffic to our websites, which include: www.checksunlimited.com, www.designerchecks.com and www.checks.com. Our direct-to-consumer focus has resulted in a customer base of over 42 million lifetime customers, the most in the direct-to-consumer checks marketplace.

Direct Checks competes primarily on price and design. Pricing in the direct-to-consumer channel is generally lower than prices charged in the financial institution channel. We also compete on design by seeking to offer the most attractive selection of images with high consumer appeal, many of which are acquired or licensed from well-known artists and organizations such as Disney®, Warner Brothers®, Harley Davidson® and Thomas Kinkade.

Our focus within Direct Checks is to re-capture a larger portion of the direct-to-consumer channel by continuing to implement the following strategies:

- Modestly increase our marketing spend to recapture direct channel share;
- Acquire and retain customers; and
- Maximize the lifetime value of customers by selling new features and accessories.

We have recently introduced a new product within Direct Checks that has been well received by consumers. The new product, called EZShield™, is a fraud protection service which provides reimbursement to consumers for forged signatures or endorsements and altered checks. We are also developing improved call center processes to provide additional products to Direct Checks' small business customers, and we continue to explore other avenues to increase sales to existing customers. Additionally, during the third quarter of 2006, we entered into a new direct mail advertising contract which increases our advertising circulation of free-standing inserts for at least the next several years beginning in the first quarter of 2007. This has been an effective form of new customer acquisition in this channel.

PRODUCTS

Revenue, by product, as a percentage of consolidated revenue for the last four years was as follows:

	2006	2005	2004	2003
Checks and related services	63.5%	65.4%	75.8%	89.3%
Other printed products, including forms	17.4%	17.3%	7.8%	1.7%
Accessories and promotional products	14.8%	13.4%	14.0%	9.0%
Packaging supplies and other	4.3%	3.9%	2.4%	—
Total revenue	100.0%	100.0%	100.0%	100.0%

We have grown our sales of non-check products. This shift, along with the decline in check usage, has resulted in a decrease in check revenue as a percentage of total revenue. We are the largest provider of checks in the United States, both in terms of revenue and the number of checks produced. We provide check printing and related services for approximately 7,500 financial institution clients, as well as personalized checks, related accessories and fraud prevention services directly to millions of small businesses and consumers. Checks and related services account for most of the revenue in our Financial Services and Direct Checks segments and represent 45.6%, 44.1%, 51.8% and 79.9% of SBS total revenue in 2006, 2005, 2004 and 2003, respectively.

We are a leading provider of printed forms to small businesses, providing products to more than six million customers. Printed forms include billing forms, work orders, job proposals, purchase orders, invoices and personnel forms. We produce computer forms compatible with accounting software packages commonly used by small businesses. Our stationery, letterhead, envelopes and business cards are produced in a variety of formats and ink colors. These items are designed to provide small business owners with the customized documents necessary to efficiently manage their business. We also provide promotional printed items and digital printing services designed to fulfill selling and marketing needs of the small businesses we serve.

MANUFACTURING

We continue to focus on improving the customer experience by providing excellent service and quality, reducing costs and increasing productivity. We accomplish this by embedding lean operating principles in all processes, emphasizing a culture of continuous improvement. Under this approach employees work together to produce products, rather than working on individual tasks in a linear fashion. Because employees assume more ownership of the end product, the results are improved productivity and lower costs. We continue to see the benefit of these operational efficiencies in our results. The expertise we have developed in logistics, productivity and inventory management, as well as the decline in check usage due to the use of alternative payment methods, has allowed us to reduce our number of production facilities while still meeting client requirements. We closed six check printing facilities in 2004, and in 2006, we closed our Los Angeles, California and Athens, Ohio printing facilities. Aside from our plant consolidations, we continue to seek other means to further increase efficiencies.

We have also implemented a shared services approach to manufacturing through which our three business segments share manufacturing operations. This allows us to create centers of operational excellence that have a culture of continuous improvement. We have created blended sites to serve a variety of segments, brands and channels. As a result, we continue to reduce costs by utilizing our assets and printing technologies more efficiently and by enabling employees to better leverage their capabilities and talents.

INDUSTRY OVERVIEW

Checks

According to a Federal Reserve study released in December 2004, approximately 37 billion checks are processed annually. The check is the largest single non-cash payment method in the United States, accounting for approximately 45% of all non-cash payment transactions. Updated information is expected in 2007 when the Federal Reserve publishes the results of its next study. According to our estimates, the use of personal checks is declining by four to five percent per year and the use of business checks is declining two to three percent per year. The total transaction volume of all electronic payment methods now exceeds check payments, and we expect this trend to continue.

Small Business Customers

The Small Business Administration's Office of Advocacy defines a small business as an independent business having fewer than 500 employees. In 2005, the most recent date for which information is available, it was estimated that there were approximately 26 million small businesses in the United States. This represents 99.7% of all employers. Small businesses employ half of all private sector employees and generated over 60% of net new jobs created each year over the last decade.

The small business market is impacted by economic conditions and the rate of small business formations. Small business growth continues to parallel the overall economy. According to the National Federation of Independent Business (NFIB), small business optimism weakened in 2006 to a more neutral reading, while sales volume continued to be positive through the end of the year. We do not expect economic conditions to have a significant impact on our 2007 results.

We seek to serve the needs of the small business customer. We design, produce and distribute business checks, forms, envelopes, retail packaging and related products to help them grow and promote their business. The rate checks are used by small businesses has thus far not been impacted as significantly by the use of alternative payment methods. The Formtrac 2005 report from the Document Management Industries Association (DMIA), the most recent data available, indicates that the business check portion of the markets serviced by SBS declined at a rate of two to three percent in 2005. Business forms products are also under pressure. Continual technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, off-the-shelf business software applications and electronic transaction systems have been designed to automate many of the functions performed by business forms products.

Financial Institution Clients

Checks are most commonly ordered through financial institutions. We estimate approximately 80-85% of all consumer checks are ordered in this manner. Financial institutions include banks, credit unions and other financial services companies. Several developments related to financial institutions have affected the check printing portion of the payments industry:

- Financial institutions seek to maintain the profits they have historically generated from their check programs, despite the decline in check usage. This has put significant pricing pressure on check printers.
- Financial institutions continue to consolidate through mergers and acquisitions. Often, the newly-combined entity seeks to reduce costs by leveraging economies of scale in purchasing, including its check supply contracts. This results in check providers competing intensely on price in order to retain not only their previous business with one of the financial institutions, but also to gain the business of the other party in the merger/acquisition.
- Financial institution mergers and acquisitions can also impact the duration of our contracts. Normally, the length of our contracts with financial institutions range from three to five years. However, contracts are sometimes renegotiated or bought out mid-term due to a consolidation of financial institutions.
- Banks, especially larger ones, may request a pre-paid product discount, made in the form of cash incentives, payable at the beginning of a contract. These contract acquisition payments negatively impact check producers' cash flows in the short-term.

Consumer Direct Mail Response Rates

Direct Checks has been impacted by reduced consumer response rates to direct response marketing advertisements. We believe that the decline in our customer response rates is attributable to the decline in check usage and a general decline in direct marketing response rates. We continuously evaluate our marketing techniques to ensure we utilize the most effective and affordable advertising media.

Competition

The small business forms and supplies industry is highly fragmented with many small local suppliers and large national retailers. We believe we are well-positioned in this competitive landscape through our broad customer base, the breadth of our small business product and service offerings, multiple distribution channels, established relationships with our financial institution clients, reasonable prices, high quality and dependable service.

In the small business forms and supplies industry, the competitive factors influencing a customer's purchase decision are product guarantees, breadth of product line, speed of delivery, product quality, price, convenience and customer service. Our primary competitors are local printers, business form dealers, contract stationers and office product superstores. Local printers provide personalization and customization, but typically have a limited variety of products and services, as well as limited printing sophistication. Office superstores offer a variety of products at competitive prices, but provide limited personalization and customization, if any. We are aware of numerous independent companies or divisions of companies offering printed products and business supplies to small businesses through direct mail, distributors or a direct sales force.

In the check printing portion of the payments industry, we face considerable competition from several other check printers, and we expect competition to remain intense as check usage continues to decline and financial institutions continue to consolidate. We also face competition from check printing software vendors and from internet-based sellers of checks and related products. Moreover, the check product must compete with alternative payment methods, including credit cards, debit cards, automated teller machines and electronic payment systems.

In the financial institution check printing business, the principal factors on which we compete are product and service breadth, price, quality and check merchandising program management. From time to time, some of our check printing competitors have reduced the prices of their products in an attempt to gain greater volume. The corresponding pricing pressure placed on us has resulted in reduced profit margins and some loss of business. Continuing pricing pressure will likely result in additional margin compression. Additionally, product discounts in the form of cash incentives payable to financial institutions upon contract execution have been a practice within the industry since the late 1990's. However, both the number of financial institution clients requesting these payments and the size of the payments has increased in recent years, and has fluctuated significantly from year to year. These up-front payments negatively impact check printers' cash flows in the short-term and may result in additional pricing pressure when the financial institution also negotiates greater product discount levels throughout the term of the contract. Beginning in 2006, we sought to reduce the use of up-front product discounts by structuring new contracts with incentives throughout the duration of the contract. We plan to continue this strategy in 2007.

In late December 2006, our two primary competitors in the check printing portion of the payments industry announced a merger plan, which is subject to regulatory approval. If successful, the merger will consolidate two of the largest check printers in the United States. We are uncertain as to how this planned merger will impact competition for our check printing businesses.

Seasonality

General economic conditions have an impact on our business and financial results. From time to time, the markets in which we sell our products and services experience weak economic conditions that may negatively impact revenue. We experience some seasonal trends in the sale of our products. For example, holiday card sales often are stronger in the fourth quarter of the year, and sales of tax forms are stronger in the first quarter of the year.

Raw Materials and Supplies

The principal raw materials used in producing our main products are paper, ink, cartons and printing plate material, which we purchase from various sources. We also purchase stock business forms produced by third parties. We believe that we will be able to obtain an adequate supply of materials from current or alternative suppliers.

Governmental Regulation

We are subject to regulations implementing the privacy and information security requirements of the federal financial modernization law known as the Gramm-Leach-Bliley Act (the Act) and other federal regulation and state law on the same subject. These laws and regulations require us to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose these policies to consumers before a customer relationship is established and annually thereafter. Our financial institution clients request various contractual provisions in our supply contracts that are intended to comply with their obligations under the Act and with other privacy and security oriented laws. The regulations require some of our businesses to provide a notice to consumers to allow them the opportunity to have their nonpublic personal information removed from our files before we share their information with certain third parties. The regulations, including the above provision, may limit our ability to use consumer data to pursue certain business opportunities.

Congress and many states have passed and are considering additional laws or regulations that, among other things, restrict the use, purchase, sale or sharing of nonpublic personal information about consumers and business customers. Laws and regulations may be adopted in the future with respect to the internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the internet and/or use of other sales or marketing vehicles. For example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and decrease the demand for our products and services. We do not expect that changes to these laws and regulations will have a significant impact on our business in 2007.

Intellectual Property

We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our trademarks, software and know-how. However, intellectual property laws afford limited protection. Third parties may infringe or misappropriate our intellectual property or otherwise independently develop substantially equivalent products or services. In addition, designs licensed from third parties account for a portion of our revenue. Typically, such license agreements are effective for a two- to three-year period. There can be no guarantee that such licenses will be renewed or will continue to be available on terms that would allow us to continue to be profitable with these products.

EMPLOYEES

As of December 31, 2006, we employed 8,396 employees in the United States and 417 employees in Canada. None of our employees are represented by labor unions, and we consider our employee relations to be good.

AVAILABILITY OF COMMISSION FILINGS

We make available through the Investor Relations section of our website, www.deluxe.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after these items are electronically filed with or furnished to the Securities and Exchange Commission (SEC). These reports can also be accessed via the SEC website, www.sec.gov, or via the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Information concerning the operation of the SEC's Public Reference Room can be obtained by calling 1-800-SEC-0330.

A copy of this report may be obtained without charge by calling 651-787-1068 or by sending a written request to the attention of Investor Relations, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235.

CODE OF ETHICS AND CORPORATE GOVERNANCE GUIDELINES

We have adopted a Code of Ethics and Business Conduct which applies to all of our employees and our board of directors. The Code of Ethics and Business Conduct is available in the Investor Relations section of our website, www.deluxe.com, and also can be obtained free of charge upon written request to the attention of Investor Relations, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235. Any changes or waivers of the Code of Ethics and Business Conduct will be disclosed on our website. In addition, our Corporate Governance Guidelines and the charters of the Audit, Compensation, Corporate Governance and Finance Committees of our board of directors are available on our website or upon written request.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are elected by the board of directors each year. The following summarizes our executive officers and their positions.

Name	Age	Present Position	Executive Officer Since
Anthony Scarfone	45	Senior Vice President, General Counsel and Secretary	2000
Luann Widener	49	Senior Vice President, Chief Sales and Marketing Officer for Financial Institutions and Small Businesses	2003
Terry Peterson	42	Vice President, Investor Relations and Chief Accounting Officer	2005
Leanne Branham	43	Vice President, Fulfillment	2006
Mike Degeneffe	42	Chief Information Officer	2006
Richard Greene	42	Senior Vice President, Chief Financial Officer	2006
Lynn Koldenhoven	40	Vice President, Sales and Marketing Direct-to-Consumer	2006
Lee Schram	45	Chief Executive Officer	2006
Jeff Stoner	43	Senior Vice President, Human Resources	2006

Anthony Scarfone joined us in September 2000 as senior vice president, general counsel and secretary.

Luann Widener was named chief sales and marketing officer for financial institutions and small businesses in October 2006. From March 2006 until October 2006, Ms. Widener was senior vice president, president of manufacturing shared services, supply chain and Financial Services. From June 2003 to March 2006, Ms. Widener served as senior vice president, human resources and in December 2005, she assumed responsibility for our manufacturing and supply chain operations. From July 2000 to June 2003, Ms. Widener served as vice president of manufacturing operations for our Financial Services segment.

Terry Peterson was named vice president of investor relations in October 2006. From May 2006 to September 2006, Mr. Peterson served as interim Chief Financial Officer and was named chief accounting officer in March 2005. Mr. Peterson joined us in September 2004 and served as director of internal audit until March 2005. From August 2002 until August 2004, Mr. Peterson was vice president and controller of the GCS Services Division of Ecolab, Inc., a worldwide developer and marketer of premium cleaning and sanitation products. Before joining Ecolab, Inc., Mr. Peterson held executive finance positions with Provell, Inc. (formerly Damark International, Inc.), a developer of customized marketing programs and services, including acting chief financial officer and controller from September 2001 to August 2002.

Leanne Branham was named vice president, fulfillment in October 2006. From July 2004 to October 2006, Ms. Branham served as vice president of manufacturing shared services and from July 2003 to June 2004, Ms. Branham was vice president of manufacturing for Financial Services. From May 2001 to July 2003, Ms. Branham served as director of marketing for Direct Checks.

Mike Degeneffe joined us as chief information officer in October 2006. From September 2000 to October 2006, Mr. Degeneffe was employed by Residential Funding Corporation, a business unit of General Motors Acceptance Corporation (GMAC), where he served as chief information officer and enterprise chief technology officer from September 2004 to October 2006 and as managing director from April 2001 to September 2004.

Richard Greene joined us as senior vice president, chief financial officer in October 2006. From April 2005 to April 2006, Mr. Greene served as chief financial officer of the plastics and adhesives segment of Tyco International Ltd., which was renamed Covalence Specialty Materials Corp. upon divestiture. From October 2003 to April 2005, Mr. Greene was vice president and chief financial officer of the Tyco Plastics unit of Tyco International Ltd. From July 1999 to October 2003, Mr. Greene held various finance leadership positions at wholly-owned subsidiaries of Honeywell International Inc., a diversified technology and manufacturing company.

Lynn Koldenhoven was named vice president, sales and marketing direct-to-consumer in October 2006. Prior to this, Ms. Koldenhoven held a variety of positions within Direct Checks, including: interim vice president from February 2006 to October 2006, executive director of marketing from March 2004 to January 2006, director of core marketing from July 2003 to March 2004 and manager of checks manufacturing from May 2001 to July 2003.

Lee Schram joined us as chief executive officer in May 2006. From March 2003 to May 2006, Mr. Schram served as senior vice president of the Retail Solutions Division of NCR Corporation (NCR), a leading global technology company. From January 2002 to March 2003, Mr. Schram was vice president and general manager, payment solutions of the Financial Services Division of NCR. From September 2000 to January 2002, Mr. Schram served as chief financial officer of the Retail and Financial Group of NCR.

Jeff Stoner was named senior vice president, human resources in March 2006. Mr. Stoner joined us in November 2003 and served as vice president of organizational effectiveness until March 2006. From June 2001 until November 2003, Mr. Stoner was a vice president for the global product business unit of Personnel Decisions International, Inc., a human resources consulting firm.

Item 1A. Risk Factors.

Our consolidated results of operations, financial condition and cash flows can be adversely affected by various risks. These risks include, but are not limited to, the principal factors listed below and the other matters set forth in this Annual Report on Form 10-K. You should carefully consider all of these risks.

The check printing portion of the payments industry is mature and, if check usage declines faster than expected, it could have a materially adverse impact on our operating results.

Check printing is, and is expected to continue to be, an essential part of our business, representing 63.5% of our revenue in 2006. We primarily sell checks for personal and small business use and believe that there will continue to be a substantial demand for these checks for the foreseeable future. However, the total number of checks written in the United States has been in decline since the mid-1990's. According to our estimates, the total number of checks written by individuals has continued to decline approximately four to five percent each year and checks written by small businesses have declined two to three percent each year over the past three years. We believe that the number of checks written will continue to decline due to the increasing use of alternative payment methods, including credit cards, debit cards, smart cards, automated teller machines, direct deposit, electronic and other bill paying services, home banking applications and internet-based payment services. However, the rate and the extent to which alternative payment methods will achieve consumer acceptance and replace checks, whether as a result of legislative developments, personal preference or otherwise, cannot be predicted with certainty. A surge in the popularity of any of these alternative payment methods could have a material adverse effect on the demand for checks and a material adverse effect on our business, results of operations and prospects.

We face intense competition in all areas of our business.

Although we are the leading check printer in the United States, we face considerable competition. In addition to competition from alternative payment systems, we also face intense competition from other check printers in our traditional financial institution sales channel, from direct mail sellers of checks, from sellers of business checks and forms, from check printing software vendors and from internet-based sellers of checks to individuals and small businesses. Additionally, low-price, high volume office supply chain stores offer standardized business forms, checks and related products to small businesses. We can provide no assurance that we will be able to compete effectively against current and future competitors. Continued competition could result in price reductions, reduced profit margins, loss of customers and an increase in up-front cash payments to financial institutions upon contract execution or renewal.

In late December 2006, our two primary competitors in the check printing portion of the payments industry announced a merger plan, which is subject to regulatory approval. If successful, the merger will consolidate two of the largest check printers in the United States. We are uncertain as to how this planned merger will impact competition for our check printing businesses.

We may not be successful at implementing our growth strategies within Small Business Services.

We continue to execute strategies intended to drive sustained growth within Small Business Services. We launched our Deluxe Business Advantage^{SM} program in 2005, expanded our sales and call center staffs, provided training to sales personnel with the intent of expanding sales to new and existing customers, developed a model to tailor our marketing approach to each customer and further integrated our field sales, marketing and call center functions across the company. All of these initiatives require investment. While Small Business Services revenue did increase in 2006, as compared to 2005, we can provide no assurance that our growth strategies will continue to be successful in the long-term and result in a positive return on our investment.

Our ability to reduce costs is critical to our success.

We intend to reduce expenses, primarily within our shared services functions. We also intend to simplify our business processes within Financial Services and shared services, with the intention of generating further cost savings. These initiatives require up-front expenditures related to items such as redesigning and streamlining processes and improving asset utilization and productivity. We can provide no assurance that these expenditures will not exceed our expectations or that we will be successful at reducing our costs. Moreover, we cannot provide assurance that we will be able to achieve our business simplification and cost reduction goals without disruption to our business and therefore, we may choose to delay or forego certain cost reductions as business conditions require.

Consolidation among financial institutions has, and may continue to, adversely affect the pricing of our products.

The number of financial institutions has declined due to large-scale consolidation. Margin pressures arise from such consolidation as merged entities seek to reduce costs by leveraging economies of scale in purchasing, including their check supply contracts. This increases the importance of retaining our major financial institution clients and attracting additional clients in an increasingly competitive environment. The increase in general negotiating leverage possessed by such consolidated entities typically results in new and/or renewed contracts which are not as favorable as those historically negotiated with these clients. Although we devote considerable effort toward the development of a competitively-priced, high-quality suite of products and services for the financial services industry, there can be no assurance that significant financial institution clients will be retained or that the loss of a significant client can be offset through the addition of new clients or by expanded sales to our remaining clients.

Continuing softness in direct mail response rates could have a further adverse impact on our operating results.

Our Direct Checks segment and portions of our Small Business Services segment have experienced declines in response and retention rates related to direct mail promotional materials. We believe that media response rates are declining across a wide variety of products and services. Additionally, we believe that our declines are attributable to the decline in check usage, the gradual obsolescence of standardized forms products and an increase in financial institutions offering free checks to consumers. To offset these impacts, we may have to modify and/or further increase our marketing and sales efforts, which could result in increased expense.

The profitability of our Direct Checks segment depends in large part on our ability to secure adequate advertising media placements at acceptable rates, as well as the consumer response rates generated by such advertising. We can provide no assurance regarding the future cost, effectiveness and/or availability of suitable advertising media. Competitive pressure may inhibit our ability to reflect any of these increased costs in the prices of our products. We may not be able to sustain our current levels of profitability in this situation.

Standardized business forms and related products face technological obsolescence and changing customer preferences.

Continual technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, because of the lower price and higher performance capabilities of personal computers and related printers, small businesses now have an alternate means to print many business forms. Additionally, electronic transaction systems and off-the-shelf business software applications have been designed to automate many of the functions performed by business forms products. If small business customer preferences change rapidly and we are unable to develop new products and services with comparable profit margins, our results of operations could be adversely affected.

We face uncertainty with respect to recent and future acquisitions.

We acquired NEBS in June 2004 and have stated that we expect growth in our Small Business Services segment as we implement the business strategies contemplated at the time of the acquisition. We also acquired the assets of Johnson Group and its affiliated companies in October 2006, with the intent to expand our business with custom, full-color, digital and web-to-print capabilities. The integration of any acquisition involves numerous risks, including: difficulties in assimilating operations and products; diversion of management's attention from other business concerns; potential loss of our key employees or key employees of acquired businesses; potential exposure to unknown liabilities; and possible loss of our clients and customers or clients and customers of the acquired businesses. While we anticipate that we will be able to achieve our stated objectives, we can provide no assurance that one or more of these factors will not negatively impact our results of operations.

With regards to future acquisitions, we cannot predict whether suitable acquisition candidates can be acquired on acceptable terms or whether any acquired products, technologies or businesses will contribute to our revenues or earnings to any material extent. Significant acquisitions typically result in additional contingent liabilities or debt, or additional amortization expense related to acquired intangible assets, and thus, could adversely affect our business, results of operations and financial condition.

Increased materials, delivery and advertising costs could adversely affect our operating results.

We are subject to risks associated with the cost and availability of paper, ink, other raw materials and delivery services. In addition, the profitability of our Direct Checks segment depends in large part on our ability to secure adequate advertising media placements at acceptable rates. Competitive pressures and/or contractual arrangements may inhibit our ability to reflect increased costs in the prices of our products.

Forecasts involving future results reflect various assumptions that may prove to be incorrect.

From time to time, we make predictions or forecasts regarding our future results, including, but not limited to, forecasts regarding estimated revenues, earnings, earnings per share or operating cash flow. Any forecast regarding our future performance reflects various assumptions which are subject to significant uncertainties, and, as a matter of course, may prove to be incorrect. Further, the achievement of any forecast depends on numerous factors which are beyond our control. As a result, we cannot assure you that our performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, and are encouraged to use the entire mix of historical and forward-looking information made available by us, and other information affecting us and our products and services, including the factors discussed here.

In addition, independent analysts periodically publish reports regarding our projected future performance. The methodologies we employ in arriving at our own internal projections and the approaches taken by independent analysts in making their estimates are likely different in many significant respects. We expressly disclaim any responsibility to advise analysts or the public markets of our views regarding the accuracy of the published estimates of independent analysts. If you are relying on these estimates, you should pursue your own investigation and analysis of their accuracy and the reasonableness of the assumptions on which they are based.

We may be unable to protect our rights in intellectual property.

Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property or otherwise independently develop substantially equivalent products and services. In addition, designs licensed from third parties account for a portion of our revenues, and there can be no guarantee that such licenses will be available to us indefinitely or on terms that would allow us to continue to be profitable with those products. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our trademarks, software and know-how. We may be required to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights.

We are dependent upon third party providers for certain significant information technology needs.

We have entered into agreements with third party providers for information technology services, including personal computer, telecommunications, network server and help desk services. In the event that one or more of these providers is not able to provide adequate information technology services, we would be adversely affected. Although we believe that information technology services are available from numerous sources, a failure to perform by one or more of our service providers could cause a disruption in our business while we obtain an alternative source of supply.

Legislation relating to consumer privacy protection could harm our business.

We are subject to regulations implementing the privacy and information security requirements of the federal financial modernization law known as the Gramm-Leach-Bliley Act and other federal regulation and state law on the same subject. These laws and regulations require us to develop, implement and maintain policies and procedures to protect the security and confidentiality of consumers' nonpublic personal information and to disclose these policies to consumers before a customer relationship is established and annually thereafter. These regulations could have the effect of limiting future business initiatives. In addition, new technologies and higher criminal capabilities may breach or compromise the security of consumers' nonpublic personal information. Violation of these laws and regulations could damage our business and negatively affect our reputation.

More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. We are unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on our business, results of operations or prospects.

Laws and regulations may be adopted in the future with respect to the internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the internet and/or use of other sales or marketing vehicles. As an example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and increase the cost of obtaining new customers. Additionally, the applicability to the internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

If we are unable to attract and retain key personnel and other qualified employees, our business could suffer.

Our success at efforts to grow our business and reduce costs depends on the contributions and abilities of key executives, operating officers and other personnel. If we are unable to retain our existing employees and attract qualified personnel, we may not be able to manage our business effectively. Competition for employees in fields such as information technology, sales and customer service is intense, and we can provide no assurance that we will be successful in attracting and retaining such personnel.

We may be subject to sales and other taxes which could have an adverse effect on our business.

In accordance with current federal, state and local tax laws, and the constitutional limitations thereon, we currently collect sales, use or other similar taxes in state and local jurisdictions where our direct-to-consumer businesses have a physical presence. One or more state or local jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies which engage in remote or online commerce. Further, tax law and the interpretation of constitutional limitations thereon are subject to change. In addition, any new operations of these businesses in states where they do not currently have a physical presence could subject shipments of goods by these businesses into such states to sales tax under current or future laws. If one or more state or local jurisdictions successfully asserts that we must collect sales or other taxes beyond our current practices, it could have a material, adverse affect on our business.

We may be subject to environmental risks.

Our printing facilities are subject to many existing and proposed federal and state regulations designed to protect the environment. In some instances, we owned and operated our printing facilities before the environmental regulations came into existence. We have sold former printing facilities to third parties and in some instances have agreed to indemnify the buyer of the facility for certain environmental liabilities. We believe that, based on current information, we will not be required to incur additional material and uninsured expense with respect to these sites, but unforeseen conditions could result in additional exposure at lesser levels.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive office is an owned property located in Shoreview, Minnesota. Aside from small sales offices, we occupy 35 facilities throughout the United States and four facilities in Canada where we conduct printing and fulfillment, call center and administrative functions. These facilities are either owned or leased and have a combined floor space of approximately 3.0 million square feet. We believe that our properties are sufficiently maintained and are adequate and suitable for our business needs as presently conducted.

Item 3. Legal Proceedings.

We are involved in routine litigation incidental to our business, but there are no material pending legal proceedings to which we are a party or to which any of our property is subject.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the New York Stock Exchange under the symbol DLX. During the first two quarters of 2006 and during 2005, we declared dividends of $0.40 per share during each quarterly period. We declared dividends of $0.25 per share during the third and fourth quarters of 2006. As such, our total annual dividend was $1.30 per share for 2006 and $1.60 per share for 2005. Dividends are declared by our board of directors on a current basis and therefore, may be subject to change in the future, although we currently have no plans to change our $0.25 per share quarterly dividend amount. As of December 31, 2006, the number of shareholders of record was 8,571. The table below shows the per share closing price ranges of our common stock for the past two fiscal years as quoted on the New York Stock Exchange.

Stock price	High	Low	Close
2006			
Quarter 4	$ 25.77	$ 17.00	$ 25.20
Quarter 3	18.15	12.98	17.10
Quarter 2	26.65	17.48	17.48
Quarter 1	31.56	23.35	26.17
2005			
Quarter 4	$ 39.96	$ 29.70	$ 30.14
Quarter 3	43.20	38.14	40.16
Quarter 2	41.84	38.21	40.60
Quarter 1	40.63	35.05	39.86

In August 2003, our board of directors approved an authorization to purchase up to 10 million shares of our common stock. This authorization has no expiration date and 7.9 million shares remain available for purchase under this authorization. During the fourth quarter of 2006, we did not purchase any of our own equity securities under this authorization, and we have not completed any such purchases since the second quarter of 2004. We do not expect to repurchase a significant number of additional shares in the near future, as we intend to focus on reducing our outstanding debt. However, we have not terminated this authorization and may purchase additional shares under this authorization in the future.

While not considered repurchases of shares, we do at times withhold shares that would otherwise be issued under equity-based awards to cover the withholding taxes due as a result of the exercising or vesting of such awards. During the fourth quarter of 2006, we withheld 1,248 shares in conjunction with the vesting of equity-based awards.

The table below compares the cumulative total shareholder return on our common stock for the last five fiscal years with the cumulative total return of the S&P 400 MidCap Index and a peer group of companies comprised of the following: Banta Corporation, Bowne & Co., John H. Harland Company, Cenveo, Inc., Reynolds & Reynolds Co., RR Donnelley & Sons Company and Standard Register & Co. (the "Peer Group" Index"). The companies in the Peer Group Index have been chosen due to their similar lines of business.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100*
December 2006



$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
2001
2002
2003
2004
2005
2006
DELUXE CORP
S&P 400 MidCap Index - Total Return
PEER

* The graph assumes that $100 was invested on December 31, 2001 in each of Deluxe common stock, the S&P 400 MidCap Index and the Peer Group Index, and that all dividends were reinvested. The Peer Group Index is weighted by market capitalization.

Item 6. Selected Financial Data.

The following table shows certain selected financial data for the five years ended December 31, 2006. This information should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operation* appearing in Item 7 of this report and our consolidated financial statements appearing in Item 8 of this report.

(dollars and orders in thousands, except per share and per order amounts)	2006	2005	2004	2003	2002
Statement of Income Data:					
Revenue[1] $	1,639,654 $	1,716,294 $	1,567,015 $	1,242,141 $	1,283,983
As a percentage of revenue:					
Gross profit	62.6%	64.6%	65.8%	65.7%	66.1%
Selling, general and administrative expense	48.1%	46.8%	43.6%	40.0%	39.2%
Operating income[2]	12.1%	17.8%	22.2%	25.7%	26.9%
Operating income[2] $	198,299 $	304,839 $	347,912 $	318,921 $	344,931
Income from continuing operations[2]	100,558	157,963	198,648	192,472	214,274
Per share – basic	1.97	3.12	3.96	3.53	3.41
Per share – diluted	1.95	3.10	3.93	3.49	3.36
Cash dividends per share	1.30	1.60	1.48	1.48	1.48
Balance Sheet Data:					
Cash and marketable securities	11,599	6,867	15,492	2,968	124,855
Return on average assets	7.5%	10.8%	19.2%	31.2%	35.5%
Total assets $	1,267,132 $	1,425,875 $	1,499,079 $	562,960 $	668,973
Long-term obligations[3]	903,121	954,164	980,207	381,694	308,199
Total debt	1,015,781	1,166,510	1,244,207	594,944	308,199
Statement of Cash Flows Data:					
Net cash provided by operating activities of continuing operations	239,341	178,279	307,591	181,467	257,139
Net cash used by investing activities of continuing operations	(33,174)	(55,917)	(670,837)	(24,883)	(44,149)
Net cash (used) provided by financing activities of continuing operations	(204,587)	(142,816)	369,963	(278,471)	(97,706)
Purchases of capital assets	(41,324)	(55,653)	(43,817)	(22,034)	(40,708)
Payments for acquisitions, net of cash acquired	(16,521)	(2,888)	(624,859)	—	—
Payments for common shares repurchased	—	—	(26,637)	(507,126)	(172,803)
Other Data as of Year-end (continuing operations):					
Orders[4]	64,783	65,189	76,276	77,347	79,346
Revenue per order $	25.31 $	26.33 $	20.54 $	16.06 $	16.18
Number of employees	8,813	8,720	8,957	5,805	6,197
Number of printing/fulfillment facilities	24	21	20	14	14
Number of call center facilities	17	18	18	7	7

(1) Our results of operations for the years ended December 31, 2006, 2005 and 2004 were impacted by the acquisition of New England Business Service, Inc. (NEBS) on June 25, 2004. NEBS contributed revenue of $671.2 million in 2005 and $363.2 million in 2004. We are not able to quantify NEBS revenue for 2006 or its contribution to operating income because of its integration with our other businesses.

(2) Our results of operations for the years ended December 31, 2006, 2005 and 2004 were impacted by the adoption of the fair value method of accounting for share-based compensation outlined in Statement of Financial Accounting Standards (SFAS) No. 123(R), *Share-Based Payment*, for 2006 and SFAS No. 123, *Accounting for Stock-Based Compensation*, for 2005 and 2004. During 2003 and 2002, we recorded expense for our restricted stock and restricted stock unit awards and our employee stock purchase plan in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Expense recognized for share-based compensation in each year was as follows: 2006 - $6,191; 2005 - $7,003; 2004 - $12,248; 2003 - $954; 2002 - $3,102.

(3) Long-term obligations include both the current and long-term portions of our long-term debt obligations.

(4) Orders is our company-wide measure of volume. When portions of a customer order are on back-order, one customer order may be fulfilled via multiple shipments. Generally, an order is counted when the last item ordered is shipped to the customer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

EXECUTIVE OVERVIEW

Our business is organized into three segments: Small Business Services, Financial Services and Direct Checks. Our Small Business Services segment generated 59.2% of our consolidated revenue for 2006. This segment sells business checks, forms and related printed products to more than six million small businesses and home offices through financial institution referrals, direct response marketing, sales representatives, independent distributors and the internet. Small Business Services is comprised of New England Business Service, Inc. (NEBS), which we acquired in June 2004, and our former Business Services segment. Our Financial Services segment generated 27.9% of our consolidated revenue for 2006. This segment sells personal and business checks, check-related products and services, and customer loyalty services to approximately 7,500 financial institution clients nationwide, including banks, credit unions and financial services companies. Our Direct Checks segment generated 12.9% of our consolidated revenue for 2006. This segment is the nation's leading direct-to-consumer check supplier, selling under the Checks Unlimited® and Designer® Checks brands. Through these two brands, we sell personal and business checks and related products directly to consumers using direct response marketing and the internet. All three of our segments operate primarily in the United States. Small Business Services also has operations in Canada.

Our results of operations for 2006 benefited from the following:

- Increased revenue per order and first-time buyers for Small Business Services as a result of our strategies to grow this business;
- A 1.1% increase in order volume for Financial Services compared to 2005, the first time order volume for this segment increased year-over-year since we began tracking orders as a measure of volume in 2000;
- Synergies resulting from the NEBS acquisition and various other cost reduction initiatives;
- Lower amortization expense;
- A gain from the termination of an underperforming outsourced payroll services contract; and
- A lower tax rate due to a one-time benefit related to a true-up of deferred income taxes, as well as a lower overall state tax rate, contributing an increase of $0.21 to diluted earnings per share.

These benefits were more than offset by a number of negative factors, including:

- Lower prices and an unfavorable shift in product mix for our Financial Services segment;
- Lower order volume for Direct Checks due to previous reductions in advertising spending, lower consumer response and retention rates and the continuing decline in check usage;
- A non-cash asset impairment loss of $44.7 million recorded in the second quarter of 2006, resulting from the abandonment of a software project;
- Investments to execute our Small Business Services strategies; and
- Net severance charges of $10.9 million.

Our Strategies

Small Business Services – Our focus within Small Business Services is to grow revenue and increase operating margin by continuing to implement the following strategies:

- Consolidate brands and leverage cross-selling opportunities;
- Increase our share of the amount small businesses spend on the products and services in our portfolio; and
- Further leverage customer referrals that we receive from our financial institution clients.

We are consolidating our various brands, as well as developing a new sales model to integrate field sales, marketing and customer call centers across the company. We believe this will create more focus on customers, position us for growth and ensure we are leveraging processes, facilities and resources to our best advantage. We have also identified opportunities to expand sales to our existing customers. We believe that there is a significant opportunity to increase our share of the total dollars spent by our average small business customer on products and services in our portfolio. Additionally, the small business customer referrals we receive from our financial institution clients will continue to be an important part of our growth strategies. We continue to see growth from our Deluxe Business Advantage℠ program, which provides a fast and simple way for financial institutions to offer expanded personalized service to small businesses. In October 2006, we completed the acquisition of the assets of Johnson Group and its affiliated companies, which provides prepress, printing, mailing and fulfillment, and finishing services. While the acquisition did not have a significant impact on earnings or operating cash flow in 2006, it allows us to expand our business in the custom, full color, digital and web-to-print space with our small business customers. It also provides potential opportunities longer term, specifically in the area of literature management, for financial institutions. Further information regarding this acquisition can be found under the caption "Note 4: Acquisitions" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. We have also taken steps to divest non-strategic product lines. During the fourth quarter of 2006, we terminated an outsourced payroll services contract and in January 2007, we completed the sale of our industrial packaging product line for $20 million, realizing a gain of approximately $4.5 million. This business generated approximately $51 million of revenue in 2006. We do not expect this sale to have a significant impact on earnings or operating cash flow.

Financial Services – Our strategies within Financial Services are as follows:

- Continue to retain core check revenue, acquire new customers and simplify our business model; and
- Provide services and products that differentiate us from the competition and make us a more relevant business partner to our financial institution clients.

We have recently introduced and continue to pilot several new services for our financial institution clients focused on new customer acquisition and customer loyalty. One example is the Welcome Home℠ Tool Kit, a package for financial institution branch offices which enables them to forge strong bonds with new customers, thereby increasing customer loyalty and retention. Another example is Deluxe Loyalty℠ Measurement Services, which provides research at key customer touchpoints. The research is made available to our clients to help them target their strategies and resources where they will be most effective. We also continue to offer Deluxe ID TheftBlock®, a set of monitoring and recovery services that provides help to consumers in detecting and recovering from identity theft, as well as our Knowledge Exchange™ Series, a suite of resources and events for our financial institution clients focused on the customer experience. We recently announced the launch of DeluxeCalling℠, a consumer calling service providing a first point of contact with new indirect loan consumers on behalf of our financial institution clients. Providing products and services that differentiate us from the competition is expected to help offset the declining revenue in this segment. As such, we are also focused on accelerating the pace at which we introduce new products and services.

In addition to our initiatives to retain customers and introduce new products and services, we will continue our efforts to simplify processes and eliminate complexity in this business. Our efforts are focused on streamlining call center and check fulfillment activities, redesigning services into standardized flexible models, eliminating multiple systems and work streams, and strengthening "go-to-market" capabilities and processes using lean principles.

Direct Checks – Our focus within Direct Checks is to re-capture a larger portion of the direct-to-consumer channel by continuing to implement the following strategies:

- Modestly increase our marketing spend to recapture direct channel share;
- Acquire and retain customers; and
- Maximize the lifetime value of customers by selling new features and accessories.

We have introduced a new product within Direct Checks that has been well received by consumers. The new product, called EZShield™, is a fraud protection service which provides reimbursement to consumers for forged signatures or endorsements and altered checks. We are also developing improved call center processes to provide additional products to Direct Checks' small business customers, and we continue to explore other avenues to increase sales to existing customers. Additionally, during the third quarter of 2006, we entered into a new direct mail advertising contract which significantly increases our advertising circulation of free-standing inserts for at least the next several years beginning in the first quarter of 2007. This has been an effective form of new customer acquisition in this channel.

Cost Reduction Initiatives

We are pursuing aggressive cost reduction and business simplification initiatives, including: reducing shared services infrastructure costs; streamlining our call center and check fulfillment activities; eliminating system and work stream redundancies; and strengthening our go-to-market capabilities through the continuing application of lean principles. We believe significant cost reduction opportunities exist in the reduction of SKUs, the standardization of products and services and improvements in sourcing third-party goods and services. These opportunities collectively are expected to reduce our annual cost structure by at least $150 million, net of required investments, by the end of 2008. The baseline for these anticipated savings is the annual diluted earnings per share guidance for 2006 of $1.41 to $1.51, which we provided in our press release on July 27, 2006 regarding second quarter 2006 results. We expect all three of our business segments to benefit from cost reductions. We estimate that approximately 40-45% of the $150 million target will come from our shared services infrastructure organizations. We expect information technology will provide the greatest percentage of these savings through lowering data center costs, improving mainframe and server utilization and reducing the cost of networking and voice communications. We estimate that approximately 35-40% of the $150 million target will come from fulfillment, including manufacturing and supply chain, and we estimate that approximately 15-20% of the $150 million target will come from reorganizing our sales and marketing functions. Overall, one-third of the savings are expected to affect cost of goods sold, with the remaining two-thirds impacting selling, general and administrative (SG&A) expense. We estimate that we realized approximately 10% of our $150 million target in 2006.

Business Challenges

The market for our two largest products, checks and business forms, is very competitive. These products are mature and their use has been declining. According to our estimates, the total number of checks written in the United States has been in decline as a result of alternative payment methods, including credit cards, debit cards, automated teller machines and electronic payment systems. A 2004 Federal Reserve study reported that the check accounted for approximately 45% of all non-cash payments processed in 2003, down from 60% in 2000. The Federal Reserve study also indicated that the use of personal checks is declining faster than the use of business checks. We estimate that personal check usage is declining between four to five percent per year and that small business check usage is declining approximately two to three percent per year. Updated information will be available in 2007 when the Federal Reserve is expected to publish the results of its next study. In addition to the decline in check usage, the use of business forms is also under pressure. Continual technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, off-the-shelf business software applications and electronic transaction systems have been designed to automate several of the functions performed by business forms products.

Because check usage is declining and financial institutions are consolidating, we have been encountering significant pricing pressure when negotiating contracts with our financial institution clients. Our traditional financial institution relationships are typically formalized through supply contracts averaging three to five years in duration. As we compete to retain and acquire new financial institution business, the resulting pricing pressure, combined with declining check usage in the marketplace, has reduced our revenue and profit margins. We expect this trend to continue.

Our Direct Checks segment and portions of our Small Business Services segment have been impacted by reduced customer response rates to direct mail advertisements. Our own experience indicates that direct-to-consumer media response rates are declining across a wide variety of products and services. Additionally, our customer response rates are declining further due to the decline in check usage and the gradual obsolescence of standardized forms products.

Outlook for 2007

We anticipate that consolidated revenue will be between $1.56 billion and $1.60 billion for 2007, as compared to $1.64 billion for 2006. As discussed earlier under *Our Strategies*, in January 2007, we completed the sale of our Small Business Services industrial packaging product line which generated approximately $51 million of revenue for 2006. Excluding the impact of the divestiture, we expect mid-single digit revenue growth for Small Business Services will be offset by continuing pricing pressure within Financial Services and volume pressure at Direct Checks. However, based on the actions outlined earlier under *Our Strategies*, we anticipate that the revenue declines for our personal check businesses will decrease to single digit rates.

We expect that 2007 diluted earnings per share will be between $2.35 and $2.55, compared to $1.96 for 2006. We expect that operating income will increase from 2006 due to our cost reduction initiatives, partially offset by the impact of revenue declines in our personal check businesses, higher performance-based employee compensation and other cost increases. Also, our results for 2006 included a non-cash asset impairment loss of $44.7 million. We estimate that our effective tax rate for 2007 will be 35% to 36%, as compared to 29.5% for 2006.

We anticipate that operating cash flow will be between $215 million and $235 million in 2007, down slightly from $239 million in 2006. While we expect a positive impact from working capital improvements in 2007, this impact will not completely offset the $34.6 million benefit realized in 2006 from a decision to lower the level at which we pre-fund our voluntary employee beneficiary association (VEBA) trust, which is used to pay medical and severance benefits. We do not expect the sale of our industrial packaging product line to have a significant impact on operating cash flow. We expect capital spending to be approximately $40 million in 2007 as we invest in the following key initiatives: manufacturing projects to add capabilities, increase synergies and drive cost reductions; investments in tools, processes and systems to accelerate business simplification, reduce our cost structure and better serve our customers; and other projects to drive non-check revenue generating programs. We will also continue to focus on reducing our debt and improving our financial ratios.

CONSOLIDATED RESULTS OF OPERATIONS

Consolidated Revenue

(in thousands, except per order amounts)	2006	2005	2004	Percent change 2006 vs. 2005	Percent change 2005 vs. 2004
Revenue	$ 1,639,654	$ 1,716,294	$ 1,567,015	(4.5%)	9.5%
Orders	64,783	65,189	76,276	(0.6%)	(14.5%)
Revenue per order	$ 25.31	$ 26.33	$ 20.54	(3.9%)	28.2%

The decrease in revenue for 2006, as compared to 2005, was due to lower prices and a change in product mix in our Financial Services segment resulting in significantly lower revenue per order, a decline in volume for our Direct Checks segment and $11.7 million of contract termination payments in the second quarter of 2005. Lower volume for Direct Checks was due to the overall decline in check usage, as well as lower customer retention, lower direct mail consumer response rates and lower advertising expenditures in prior periods. Partially offsetting these decreases was increased revenue for Small Business Services due to higher revenue per order and an increase in first-time buyers as we continued to implement the growth strategies discussed earlier under *Executive Overview*. Additionally, Direct Checks revenue per order increased, as did Financial Services order volume. Revenue per order increased for Direct Checks due to the introduction of the EZShield product discussed under *Executive Overview*, as well as a decline in orders received through our mail channel, which typically result in lower revenue per order. Financial Services volume increased as the impact of net client gains exceeded the impact of the decline in check usage.

The number of orders decreased for 2006, as compared to 2005, as the negative impact of the Direct Checks volume decline exceeded the volume increases for Financial Services and Small Business Services. Revenue per order decreased for 2006, as compared to 2005, as lower prices and a change in product mix in Financial Services more than offset the impact of the increases in revenue per order for Small Business Services and Direct Checks.

The increase in revenue for 2005, as compared to 2004, was due to the full year impact of the NEBS acquisition in June 2004, which contributed an increase in revenue of $308.0 million for 2005. The $158.7 million decrease in revenue for our other businesses compared to 2004 was primarily due to a decline in volume for our Financial Services and Direct Checks segments. The loss of a large financial institution client in late 2004 was the largest single contributor to the volume decline. In addition, the volume decrease was due to the overall decline in check usage, mid-2005 client losses due to financial institution consolidations and the following factors specific to our Direct Checks segment: lower direct mail consumer response rates, lower customer retention and an increase in financial institutions offering free checks to consumers. Revenue was also negatively affected by continued pricing pressure in our Financial Services segment. Partially offsetting these decreases was increased revenue per order for our Direct Checks segment due to a shift from the mail order channel to the internet and phone order channels, which typically result in higher revenue per order and a higher percentage of reorders. Additionally, Direct Checks reorders, which generate higher revenue per order, became a larger percentage of total orders, and we benefited from price increases in our Small Business Services segment. Contract termination payments did not have a significant impact on our 2005 revenue, as compared to 2004, as the amount of these payments was comparable each year.

The number of orders decreased for 2005, as compared to 2004, despite the full year impact of the NEBS acquisition. The volume decreases for Financial Services and Direct Checks exceeded the positive impact of the NEBS acquisition. Revenue per order increased in 2005, as compared to 2004, as Small Business Services orders increased as a percentage of total orders and Direct Checks revenue per order increased for the reasons discussed earlier.

Supplemental information regarding revenue by product is as follows:

(in thousands)	2006	2005	2004	Percent change 2006 vs. 2005	Percent change 2005 vs. 2004
Checks and related services	$ 1,041,856	$ 1,123,255	$ 1,187,178	(7.2%)	(5.4%)
Other printed products, including forms	285,307	296,075	122,305	(3.6%)	142.1%
Accessories and promotional products	242,020	230,249	220,255	5.1%	4.5%
Packaging supplies and other	70,471	66,715	37,277	5.6%	79.0%
Total revenue	$ 1,639,654	$ 1,716,294	$ 1,567,015	(4.5%)	9.5%

Due to the addition of NEBS non-check revenue, as well as the revenue declines within Financial Services and Direct Checks, the percentage of total revenue derived from the sale of checks and related services decreased to 63.5% in 2006, as compared to 65.4% in 2005 and 75.8% in 2004. Small Business Services contributed non-check revenue of $527.8 million in 2006, $521.1 million in 2005 and $297.4 million in 2004, from the sale of forms, envelopes, packaging supplies, holiday cards, labels, business cards, stationery and other promotional products.

Consolidated Gross Margin

(in thousands)	2006	2005	2004	Percent change 2006 vs. 2005	Percent change 2005 vs. 2004
Gross profit	$ 1,026,375	$ 1,107,933	$ 1,031,066	(7.4%)	7.5%
Gross margin	62.6%	64.6%	65.8%	(2.0) pt.	(1.2) pt.

Gross margin decreased for 2006, as compared to 2005, primarily due to lower prices and an unfavorable shift in product mix in Financial Services, contract termination payments received in 2005 and higher overall product delivery costs in 2006 due to rate increases and fuel surcharges. Partially offsetting these declines was the increase in Small Business Services revenue per order discussed earlier, as well as cost savings from closing two Small Business Services manufacturing facilities in mid-2006.

Gross margin decreased for 2005, as compared to 2004, due in large part to the full year impact of NEBS operations. NEBS historical gross margins were seven to eight points lower than our other businesses because of its non-check product mix. This resulted in a 2.5 percentage point decrease in our consolidated gross margin in 2005. Additionally, pricing pressure in our Financial Services segment continued to impact our gross margin. Partially offsetting these decreases was the increase in Direct Checks revenue per order discussed earlier, on-going cost management efforts, including the closing of six printing facilities in 2004, continued productivity improvements, as well as cost synergies resulting from the NEBS acquisition and lower performance-based employee compensation.

Consolidated Selling, General & Administrative Expense

(in thousands)	2006	2005	2004	Percent change 2006 vs. 2005	Percent change 2005 vs. 2004
Selling, general and administrative expense	$ 787,960	$ 803,633	$ 683,154	(2.0%)	17.6%
SG&A as a percentage of revenue	48.1%	46.8%	43.6%	1.3 pt.	3.2 pt.

The decrease in SG&A expense for 2006, as compared to 2005, was due to cost synergies resulting from the continued integration of NEBS and various other cost reduction initiatives, a decrease in amortization expense resulting primarily from one of our order capture software systems being fully amortized and a gain of $11.0 million, which decreased expense, from terminating an underperforming outsourced payroll services contract in the fourth quarter of 2006. Also contributing to the decrease were lower marketing costs for Small Business Services as we increased our focus on gaining new customers through financial institution referrals. Partially offsetting these decreases were investments related to our Small Business Services growth strategies, primarily the hiring and training of call center and sales personnel, higher customer care costs and commissions for Small Business Services as a result of the increased revenue and severance charges of $9.7 million related to executing our cost savings initiatives. Further information regarding the severance charges can be found under *Restructuring Accruals*.

SG&A expense as a percentage of revenue increased for 2006, as compared to 2005, primarily due to the decline in revenue for Financial Services and Direct Checks and investments related to the Small Business Services revenue growth.

The increase in SG&A expense for 2005, as compared to 2004, was primarily due to the full year impact of expenses of the acquired NEBS business, an increase of $18.0 million in acquisition-related amortization expense and an increase of $8.9 million in integration expenses. Partially offsetting these increases were a $19.7 million decrease in performance-based employee compensation, cost reductions in response to declining revenue, cost synergies resulting from the NEBS acquisition and a $6.2 million decrease in Direct Checks advertising expense primarily due to spending for new product initiatives in 2004.

SG&A expense as a percentage of revenue increased for 2005, as compared to 2004, primarily due to the decline in revenue for Financial Services and Direct Checks being greater than the reduction in fixed SG&A expense. Additionally, NEBS results increased our SG&A percentage by 0.7 percentage points. NEBS historically had a higher SG&A percentage than our other businesses due to its greater reliance on direct mail and a direct sales force to acquire and retain customers, as well as its decentralized SG&A functions. As previously discussed, these results included an increase of $18.0 million in acquisition-related amortization expense and an increase of $8.9 million in integration expenses.

Asset Impairment Loss

				Dollar Change	
(in thousands)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Asset impairment loss	$ 44,698	$ —	$ —	$ 44,698	$ —

During the second quarter of 2006, we determined that a software project intended to replace major portions of our existing order capture, billing and pricing systems would not meet our future business requirements in a cost-effective manner. Therefore, we made the decision to abandon the project. Accordingly, we wrote down the carrying value of the related internal-use software to zero. This resulted in a non-cash asset impairment loss of $44.7 million. Of this amount, $26.4 million was allocated to the Financial Services segment and $18.3 million was allocated to the Small Business Services segment.

Net Gain on Assets Held for Sale

				Dollar Change	
(in thousands)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Net gain on assets held for sale	$ 4,582	$ 539	$ —	$ 4,043	$ 539

During 2006, we completed the sale of three Financial Services facilities which were closed in 2004, realizing a gain totaling $5.5 million. During 2006, we also recorded a loss of $0.9 million when we completed the sale of a NEBS facility which was closed prior to our acquisition of NEBS in June 2004.

During 2005, we completed the sale of a Small Business Services facility and a Financial Services facility, both of which were closed in 2004, realizing a total gain of $0.5 million.

Interest Expense

				Percent change	
(in thousands)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Interest expense	$ 56,661	$ 56,604	$ 32,851	0.1%	72.3%
Weighted-average debt outstanding	1,103,082	1,225,569	942,617	(10.0%)	30.0%
Weighted-average interest rate	4.59%	4.18%	3.27%	0.41 pt.	0.91 pt.

Interest expense for 2006 was flat compared to 2005 as the lower average debt level was offset by higher interest rates. The increase in interest expense for 2005, as compared to 2004, was due to higher interest rates and the higher average debt level resulting from the full-year impact of financing the acquisition of NEBS.

Provision for Income Taxes

				Percent change	
(in thousands)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Provision for income taxes	$ 41,983	$ 92,771	$ 118,225	(54.7%)	(21.5%)
Effective tax rate	29.5%	37.0%	37.3%	(7.5) pt.	(0.3) pt.

The decrease in our effective tax rate for 2006, as compared to 2005, was largely due to a $5.0 million reduction in our provision for income taxes for the true-up of certain deferred income tax balances. As this item was not material to our current or prior periods, we recorded a one-time, discrete benefit to our provision for income taxes for the year ended December 31, 2006. Additionally, our overall state tax rate was lower in 2006, and the decrease in our pre-tax income for 2006, as compared to 2005, resulted in our permanent differences having a larger impact on the effective tax rate. Partially offsetting these reductions in our tax rate were accruals for contingent tax liabilities. Accruals related to unresolved tax contingencies more than offset net accrual reversals of $1.5 million related to settled issues, primarily resulting from the expiration of the statute of limitations in various state income tax jurisdictions. The overall decrease in our effective tax rate contributed $0.21 to diluted earnings per share for 2006, as compared to 2005. We expect that our annual effective tax rate for 2007 will be approximately 35% to 36%.

The decrease in our effective tax rate for 2005, as compared to 2004, was primarily due to the new federal qualified production activity deduction which was passed as part of the American Jobs Creation Act of 2004, as well as changes in our state tax rates due to changes in our legal entity structure. These impacts were partially offset by lower federal tax credits in 2005 and the positive impact in 2004 of refunds received for prior year state income tax credits and an increase in 2004 state income tax credits.

RESTRUCTURING ACCRUALS

During 2006, we recorded restructuring accruals of $11.1 million for employee severance related to employee reductions within our shared services functions of sales, marketing, customer care, fulfillment, information technology, human resources and finance, as well as the closing of our Financial Services customer service call center located in Syracuse, New York. The Syracuse facility was closed in January 2007 and the other employee reductions are expected to be completed by mid-2007. These reductions were the result of the cost reduction initiatives discussed earlier under *Executive Overview*. The restructuring accruals included severance payments for 608 employees, which we expect to fully pay by the end of 2007 utilizing cash from operations. Also during 2006, we reversed $0.2 million of previously recorded restructuring accruals. These restructuring charges, net of the reversals, are reflected as cost of goods sold of $1.2 million and SG&A expense of $9.7 million in our 2006 consolidated statement of income. As a result of these initiatives, we expect to realize annual cost savings of approximately $3 million in cost of goods sold and $28 million in SG&A expense in 2007, in comparison to our 2006 results of operations. Reduced costs consist primarily of labor costs.

In conjunction with the acquisition of NEBS, we recorded $30.2 million of restructuring accruals in 2004 related to NEBS activities which we decided to exit. The restructuring accruals included severance benefits and $2.8 million due under noncancelable operating leases on facilities which were vacated as we consolidated operations. The severance accruals included payments due to 702 employees. This included employees in the Tucker, Georgia printing facility, which was closed during the fourth quarter of 2004, and the Los Angeles, California and Athens, Ohio facilities, which were closed in the second quarter of 2006. Additionally, the accruals included employees in various functional areas throughout NEBS resulting from our shared services approach to manufacturing and certain SG&A functions. The severance accruals also included amounts due to certain NEBS executives under change of control provisions included in their employment agreements, as we eliminated redundancies between the two companies. As a result of these facility closings and other employee reductions, we estimate that we realized savings of approximately $5 million in cost of goods sold and $2 million in SG&A expense in 2006, in comparison to our 2005 results of operations. Because two of the facilities were closed in mid-2006, we anticipate additional savings in 2007 of approximately $2 million in cost of goods sold, in comparison to our 2006 results of operations.

During 2004, we recorded restructuring accruals of $5.7 million for employee severance primarily related to the closing of our Financial Services check printing facility located in Dallas, Texas and our Direct Checks check printing facility located in Anniston, Alabama, as well as reductions in various functional areas primarily within our Direct Checks and Financial Services segments. The closure of the Dallas facility was primarily due to the loss of a major financial institution client whose contract expired at the end of 2004. The other reductions were a result of the continuing decline in check usage, as well as increased productivity. Both the Dallas and Anniston facilities were closed during the fourth quarter of 2004. The other employee reductions were completed during 2005. In total, 450 employees received a total of $5.3 million in severance payments, which were funded by cash from operations. Also, during 2004, we reversed $1.3 million of previously recorded restructuring accruals due to fewer employees receiving severance benefits than originally estimated. These restructuring charges, net of the reversals, are reflected as cost of goods sold of $2.0 million and SG&A expense of $2.4 million in our 2004 consolidated statement of income. Additionally, in 2003 we recorded restructuring accruals for three additional Financial Services check printing facilities which we closed during 2004, as well as other employee reductions within Financial Services which were also completed in 2004. As a result of these facility closings and other employee reductions, we estimate that we realized net cost savings in 2005 of approximately $18 million in cost of goods sold and $7 million in SG&A expense, in comparison to our 2004 results of operations. Reduced costs consisted primarily of labor and facility expenses such as insurance, taxes, depreciation and maintenance.

Further information regarding our restructuring accruals can be found under the caption "Note 6: Restructuring accruals" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

SEGMENT RESULTS

Additional financial information regarding our business segments appears under the caption "Note 17: Business segment information" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

Small Business Services

This segment sells business checks, forms and related printed products to small businesses and home offices through direct response marketing, financial institution referrals and via sales representatives, independent distributors and the internet.

(in thousands)	2006	2005	2004	Percent change 2006 vs. 2005	Percent change 2005 vs. 2004
Revenue	$ 969,809	$ 932,286	$ 616,345	4.0%	51.3%
Operating income	86,764	105,118	101,910	(17.5%)	3.1%
% of revenue	8.9%	11.3%	16.5%	(2.4) pt.	(5.2) pt.

The increase in revenue for 2006, as compared to 2005, was due to an increase in both revenue per order and the number of first-time customers resulting from the continued implementation of the growth strategies outlined in *Executive Overview*. Additionally, we began offering more products for our distributor channel in 2006, and the acquisition of Johnson Group in October 2006, discussed earlier under *Executive Summary,* contributed $3.5 million of revenue.

The decrease in operating income for 2006, as compared to 2005, was due to the non-cash asset impairment loss of $18.3 million allocated to this segment, as discussed earlier under *Consolidated Results of Operations*, investments related to our growth strategies, primarily the hiring and training of call center and sales personnel, as well as higher customer care costs and commissions related to the revenue increase. Also contributing to the decline were higher product delivery costs and severance charges of $5.7 million for various employee reductions related to our cost savings initiatives. These decreases were partially offset by the impact of the revenue increase, lower marketing expense due to reduced advertising expenditures and a gain of $11.0 million from the termination of an underperforming outsourced payroll services contract in the fourth quarter of 2006. Also, contributing to operating income were cost synergies resulting from the integration of NEBS, including two plant closings in mid-2006, other cost reduction initiatives and lower amortization of acquisition-related intangible assets, as certain of the assets are being amortized using accelerated methods. The decrease in operating margin for 2006, as compared to 2005, was due to the $18.3 million non-cash asset impairment charge, the investments related to our growth strategies and severance charges. The impairment charge reduced operating margin 1.9 points.

Changes in our allocation of corporate costs resulted in a decrease of $12.7 million in Small Business Services operating income for 2006, as compared to 2005. As discussed under the caption "Note 17: Business segment information" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report, we began allocating corporate costs to the NEBS portion of Small Business Services on April 1, 2005 only for those corporate services which the NEBS portion of the business was utilizing. As such, the NEBS portion of Small Business

Services did not bear any allocation of corporate costs in the first quarter of 2005 and did not bear a full allocation of corporate costs during the remainder of 2005. As of January 1, 2006, the NEBS portion of the business was fully integrated into all corporate functions and thus, Small Business Services results include a full allocation of corporate costs in 2006.

The increase in revenue for 2005, as compared to 2004, was primarily due to the $308.0 million increase contributed by the full year impact of the NEBS business. Additionally, the increase in revenue resulted from increased financial institution referrals and price increases. The Deluxe Business Advantage program, discussed earlier under *Executive Overview,* is designed to leverage our financial institution relationships into increased sales within Small Business Services. These revenue increases were partially offset by the loss of a large financial institution client in late 2004, as well as mid-2005 client losses due to financial institution consolidations.

The increase in operating income for 2005, as compared to 2004, was due to the full year impact of the NEBS acquisition, price increases and lower delivery and materials costs as we were able to negotiate lower prices subsequent to the NEBS acquisition. Partially offsetting these increases were an $18.0 million increase in acquisition-related amortization expense, an $8.9 million increase in integration costs and increased call center and marketing costs related to the implementation of our growth strategies. Additionally, the allocation of corporate costs to the NEBS portion of Small Business Services resulted in a decrease of $12.0 million in Small Business Services operating income in 2005. As discussed earlier, the NEBS portion of Small Business Services did not bear any allocation of corporate costs in 2004 or during the first quarter of 2005. On April 1, 2005, we began allocating corporate costs to the NEBS portion of Small Business Services for those corporate services which the NEBS portion of the business was utilizing. The decrease in operating margin in 2005, as compared to 2004, was due to the full year impact of NEBS lower margin business, as well as the higher acquisition-related amortization expense and integration costs. NEBS historically had lower operating margins than our other businesses because of its non-check product mix and its greater reliance on direct mail and a direct sales force to acquire and retain customers.

Financial Services

Financial Services sells personal and business checks, check-related products and services, and customer loyalty services to financial institutions. Additionally, we offer enhanced services to our financial institution clients, such as customized reporting, file management, expedited account conversion support, fraud prevention and customer retention programs.

				Percent change	
(in thousands)	***2006***	**2005**	**2004**	**2006 vs. 2005**	**2005 vs. 2004**
Revenue	$ 458,118	$ 537,525	$ 665,373	(14.8%)	(19.2%)
Operating income	46,613	119,677	159,986	(61.1%)	(25.2%)
% of revenue	10.2%	22.3%	24.0%	(12.1) pt.	(1.7) pt.

The decrease in revenue for 2006, as compared to 2005, was due to lower revenue per order due to pricing pressure, an unfavorable shift in product mix and contract termination payments of $11.7 million in the second quarter of 2005. Partially offsetting these decreases was an increase in order volume. Order volume increased 1.1% for 2006, as compared to 2005, as client acquisition gains exceeded the impact of the decline in check usage. This is the first time order volume for this segment has increased since we began tracking orders as a measure of volume in 2000.

Operating income decreased for 2006, as compared to 2005, due to the revenue decline, $26.4 million of the non-cash asset impairment loss discussed earlier under *Consolidated Results of Operations* allocated to this segment, higher product delivery costs and severance charges of $4.4 million related to the January 2007 closing of our customer service call center located in Syracuse, New York and various other employee reductions. These impacts were partially offset by lower amortization expense related to one of our order capture software systems being fully amortized, various cost reduction initiatives, primarily within information technology, and gains of $5.5 million from facility sales in 2006. Also, as discussed earlier, Small Business Services is now bearing a larger portion of corporate costs. This change in allocations resulted in a $8.5 million benefit to Financial Services for 2006, as compared to 2005.

The decrease in revenue for 2005, as compared to 2004, was due to a decline in volume resulting from the loss of a large financial institution client in late 2004, the continuing decline in check usage and mid-2005 client losses due to financial institution consolidations. Pricing pressure also had a negative impact. Contract termination payments did not have a significant impact on 2005 revenue, as compared to 2004, as the amount of these payments was comparable each year.

The decrease in operating income for 2005, as compared to 2004, was the result of the revenue decline, partially offset by cost management efforts, including the closing of four printing facilities in 2004, lower performance-based employee compensation, productivity improvements and cost synergies resulting from the NEBS acquisition. Additionally, the change in the allocation of corporate costs to Small Business Services discussed earlier resulted in an $8.3 million benefit to Financial Services in 2005.

Direct Checks

Direct Checks sells personal and business checks and related products directly to consumers through direct response marketing and the internet. We use a variety of direct marketing techniques to acquire new customers in the direct-to-consumer channel, including newspaper inserts, in-package advertising, statement stuffers and co-op advertising. We also use e-commerce strategies to direct traffic to our websites. Direct Checks sells under the Checks Unlimited and Designer Checks brand names, as well as www.checks.com.

(in thousands)	*2006*	*2005*	*2004*	**Percent change** 2006 vs. 2005	**Percent change** 2005 vs. 2004
Revenue	$ 211,727	$ 246,483	$ 285,297	(14.1%)	(13.6%)
Operating income	64,922	80,044	86,016	(18.9%)	(6.9%)
% of revenue	30.7%	32.5%	30.1%	(1.8) pt.	2.4 pt.

The decrease in revenue for 2006, as compared to 2005, was due to a reduction in orders stemming from the overall decline in check usage and lower customer retention, as well as lower direct mail consumer response rates and fewer reorders due to lower advertising expenditures in prior periods. We believe that the decline in our customer response rates is attributable to the decline in check usage and a general decline in direct marketing response rates. Additionally, Direct Checks revenue was negatively impacted approximately $3 million due to weather-related production and shipping disruptions during the last week of December 2006. This revenue was recognized in the first quarter of 2007. The volume decline was partially offset by an increase in revenue per order resulting from the introduction in October 2006 of the EZShield product discussed earlier under *Executive Overview*, as well as a decline in orders received through our mail channel, which typically result in lower revenue per order.

The decrease in operating income for 2006, as compared to 2005, was due to the revenue decline, partially offset by lower customer care costs associated with the lower order volume and a decrease in advertising expense due to reductions in advertising expenditures. Additionally, the decrease in operating income was partially offset by a reduction in the allocation of corporate costs. As discussed earlier, Small Business Services is now bearing a larger portion of corporate costs. This change in allocations resulted in a $4.2 million benefit to Direct Checks for 2006, as compared to 2005.

The decrease in revenue for 2005, as compared to 2004, was due to a reduction in order volume resulting from the continuing decline in check usage, lower consumer response rates to direct mail advertisements, lower customer retention and an increase in financial institutions offering free checks to consumers. Partially offsetting the volume decline was an increase in revenue per order resulting from our efforts to shift mail orders to the internet and phone order channels, which typically result in higher revenue per order. Additionally, Direct Checks reorders, which generate higher revenue per order, became a larger percentage of total orders.

The decrease in operating income for 2005, as compared to 2004, was primarily due to the revenue decline, partially offset by productivity improvements, cost management efforts, including savings realized from employee reductions, and a $6.2 million decrease in advertising costs primarily related to new product initiatives in 2004. Additionally, as discussed earlier, the allocation of corporate costs to the NEBS portion of Small Business Services resulted in a $3.8 million benefit to Direct Checks for 2005, as compared to 2004. Operating income as a percentage of revenue increased compared to 2004 due to the increase in revenue per order and the cost decreases discussed here.

CASH FLOWS

As of December 31, 2006, we held cash and cash equivalents of $11.6 million. The following table shows our cash flow activity for the last three years and should be read in conjunction with the consolidated statements of cash flows appearing in Item 8 of this report.

(in thousands)	2006	2005	2004	Dollar change 2006 vs. 2005	Dollar change 2005 vs. 2004
Continuing operations:					
Net cash provided by operating activities	$ 239,341	$ 178,279	$ 307,591	$ 61,062	$ (129,312)
Net cash used by investing activities	(33,174)	(55,917)	(670,837)	22,743	614,920
Net cash (used) provided by financing activities	(204,587)	(142,816)	369,963	(61,771)	(512,779)
Effect of exchange rate change on cash	158	202	1,155	(44)	(953)
Net cash provided (used) by continuing operations	1,738	(20,252)	7,872	21,990	(28,124)
Net cash provided (used) by operating activities of discontinued operations	23	(4,152)	3,844	4,175	(7,996)
Net cash provided by investing activities of discontinued operations	2,971	15,779	808	(12,808)	14,971
Net change in cash and cash equivalents	$ 4,732	$ (8,625)	$ 12,524	$ 13,357	$ (21,149)

The $61.1 million increase in cash provided by operating activities for 2006, as compared to 2005, was due to a $53.1 million decrease in contract acquisition payments related to new financial institution contracts, a $30.7 million decrease in income tax payments, a $27.5 million decrease in the amount we contributed to the VEBA trust we use to pay medical and severance benefits, a $24.5 million decrease in employee profit sharing and pension payments related to our 2005 operating results and a $7.1 million benefit from utilizing the December 31, 2005 prepaid amount in the VEBA trust. These increases were largely offset by the lower earnings discussed earlier under *Consolidated Results of Operations*.

The $129.3 million decrease in cash provided by operating activities for 2005, as compared to 2004, was due to a $54.4 million increase in contract acquisition payments related to new financial institution contracts, a $28.6 million increase in interest payments due to higher interest rates and our higher debt level, the lower earnings discussed earlier under *Consolidated Results of Operations*, as well as an $11.0 million increase in employee profit sharing and pension payments related to our 2004 operating results. These decreases in cash provided by operating activities were partially offset by higher NEBS operating cash flows and a $20.2 million decrease in severance payments compared to 2004.

Included in cash provided by operating activities were the following operating cash outflows:

(in thousands)	2006	2005	2004	Dollar change 2006 vs. 2005	Dollar change 2005 vs. 2004
Income tax payments	$ 74,891	$ 105,546	$ 108,435	$ (30,655)	$ (2,889)
Interest payments	57,035	57,393	28,843	(358)	28,550
Contract acquisition payments	17,029	70,169	15,778	(53,140)	54,391
Employee profit sharing and pension contributions	12,000	36,470	25,516	(24,470)	10,954
Voluntary employee beneficiary trust contributions – company contributions	4,500	32,000	32,000	(27,500)	—
Voluntary employee beneficiary trust contributions – employee contributions	13,980	10,000	8,541	3,980	1,459
Severance payments	5,092	9,573	29,806	(4,481)	(20,233)

Cash used by investing activities for 2006 was $22.7 million lower than 2005, primarily due to the redemption of company-owned life insurance policies in 2006, lower capital expenditures and higher cash proceeds from facility sales. Partially offsetting these items were payments of $16.5 million for the acquisition of Johnson Group in the fourth quarter of 2006, as discussed earlier under *Executive Summary.* We do not expect to redeem additional life insurance policies in 2007. Cash used by financing activities for 2006 was $61.8 million higher than 2005 due to increased payments on short-term debt, as we continued to focus on reducing our debt level, as well as a $50.0 million payment on long-term debt which matured in the third quarter of 2006. These increases were partially offset by a $14.3 million reduction in dividend payments, as we lowered our quarterly dividend amount from $0.40 per share to $0.25 per share in the third quarter of 2006. Net cash provided by investing activities of discontinued operations for 2006 was $12.8 million lower than 2005 due to the sale of our apparel business in 2005, partially offset by the sale of our remaining facility in Europe during 2006.

Primarily because of the NEBS acquisition in 2004, cash used by investing activities for 2005 was $614.9 million lower than 2004. Purchases of capital assets were $11.8 million higher for 2005, as compared to 2004, due to costs incurred in conjunction with the software project we abandoned in the second quarter of 2006. Cash used by financing activities in 2005 was $512.8 million higher than 2004 due to borrowings in 2004 for the NEBS acquisition, partially offset by the payment of NEBS long-term debt in 2004 and share repurchases in 2004. Net cash provided by discontinued operations in 2005 was $7.0 million higher than 2004 due primarily to the sale of our apparel business which generated net cash proceeds of $15.8 million, partially offset by changes in working capital. The sale of our apparel business did not have a material effect on our cash flows or capital resources.

Significant cash inflows, excluding those related to operating activities, for each year were as follows:

(in thousands)	2006	2005	2004	Dollar change 2006 vs. 2005	Dollar change 2005 vs. 2004
Proceeds from redemption of life insurance policies	$ 15,513	$ —	$ —	$ 15,513	$ —
Proceeds from facility sales	9,247	2,618	—	6,629	2,618
Proceeds from shares issued under employee plans	8,936	11,247	18,923	(2,311)	(7,676)
Net proceeds from sale of discontinued operations	2,971	15,779	808	(12,808)	14,971
Proceeds from debt	—	—	646,286	—	(646,286)

Significant cash outflows, excluding those related to operating activities, for each year were as follows:

(in thousands)	2006	2005	2004	Dollar change 2006 vs. 2005	Dollar change 2005 vs. 2004
Net payments on short-term debt	$ 99,686	$ 51,654	$ —	$ 48,032	$ 51,654
Cash dividends paid to shareholders	66,973	81,271	74,302	(14,298)	6,969
Payments on long-term debt	51,362	26,338	167,050	25,024	(140,712)
Purchases of capital assets	41,324	55,653	43,817	(14,329)	11,836
Payments for acquisitions, net of cash acquired	16,521	2,888	624,859	13,633	(621,971)
Payments for common shares repurchased	—	—	26,637	—	(26,637)
Settlement of interest rate lock agreements	—	—	23,564	—	(23,564)

In October 2007, $325.0 million of our outstanding debt becomes due and payable. As that maturity approaches, we have been refining cash flow projections, while meeting with capital market advisors to understand market conditions and to further develop our strategy to repay this obligation. There are multiple financing options available to us, including, but not limited to, the bank market, our credit facilities or additional long-term debt. We currently have $376.2 million available under our credit facilities. Cash generated by operating activities in 2007 will also be a factor in our decision. We anticipate that operating cash flow will be between $215 million and $235 million in 2007, down slightly from $239 million in 2006. While we expect a positive impact from working capital improvements in 2007, this impact will not completely offset the $34.6 million benefit realized in 2006 from the change in our VEBA funding method. Additionally, in the third quarter of 2006, we reduced our quarterly dividend amount by 37.5% to $0.25 per share. This is providing additional cash which may be used for debt service. We reduced our debt by $150.7 million during 2006, and we expect to reduce our debt by a total of $140 million to $160 million by the end of 2007.

We believe future cash flows provided by operating activities and our available credit capacity are sufficient to support our operations, including capital expenditures, required debt service and dividend payments, for the foreseeable future.

CAPITAL RESOURCES

Our total debt was $1,015.8 million as of December 31, 2006, a decrease of $150.7 million from December 31, 2005.

Capital Structure

(in thousands)	December 31, 2006	December 31, 2005	Change
Amounts drawn on credit facilities	$ 112,660	$ —	$ 112,660
Commercial paper	—	212,346	(212,346)
Current portion of long-term debt	326,531	51,359	275,172
Long-term debt	576,590	902,805	(326,215)
Total debt	1,015,781	1,166,510	(150,729)
Shareholders' deficit	(65,673)	(82,026)	16,353
Total capital	$ 950,108	$ 1,084,484	$ (134,376)

We are in a shareholders' deficit position due to the required accounting treatment for share repurchases, completed primarily in 2002 and 2003. We have an outstanding authorization from our board of directors to purchase up to 10 million shares of our common stock. This authorization has no expiration date, and 7.9 million shares remain available for purchase under this authorization. We have not repurchased any shares since the second quarter of 2004, and we do not expect to repurchase a significant number of additional shares in the near future, as we intend to focus on reducing our outstanding debt. In addition to the impact of share repurchases, we are in a shareholders' deficit position due to the adoption on December 31, 2006 of the recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* The impact of this accounting standard is discussed in detail under *Other Changes in Financial Condition*. The adoption of this standard increased shareholders' deficit $33.4 million as of December 31, 2006. Further information regarding changes in shareholders' deficit can be found in the consolidated statements of shareholders' deficit appearing in Item 8 of this report.

Debt Structure

	December 31,				
	2006		2005		
(in thousands)	Amount	Weighted-average interest rate	Amount	Weighted-average interest rate	Change
Fixed interest rate	$ 898,345	4.5%	$ 948,026	4.4%	$ (49,681)
Floating interest rate	112,660	6.0%	212,346	4.4%	(99,686)
Capital leases	4,776	10.4%	6,138	10.4%	(1,362)
Total debt	$ 1,015,781	4.7%	$ 1,166,510	4.4%	$ (150,729)

Further information concerning our outstanding debt can be found under the caption "Note 13: Debt" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. We may, from time to time, consider retiring outstanding debt through cash purchases, privately negotiated transactions or otherwise. Any such repurchases or exchanges, if any, would depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. At this time we do not anticipate retiring outstanding debt, other than the notes maturing in October 2007 which do not allow settlement prior to their stated maturity. We do not believe that settling our other long-term notes is the best use of our financial resources at this time.

During 2004, we entered into $450.0 million of forward starting interest rate swaps to hedge, or lock-in, the interest rate on a portion of the debt we issued in 2004. The termination of the lock agreements in September 2004 yielded a deferred pre-tax loss of $23.6 million. During 2002, we entered into two forward rate lock agreements to effectively hedge, or lock-in, the annual interest rate on a portion of the debt we issued in 2002. The termination of the lock agreements in December 2002 yielded a deferred pre-tax loss of $4.0 million. These losses are reflected, net of tax, in accumulated other comprehensive loss in our consolidated balance sheets and are being amortized ratably to our statements of income as increases to interest expense over the terms of the related debt. During 2006 and 2005, $4.1 million was amortized and included in interest expense.

We currently have a $500.0 million commercial paper program in place which is supported by two committed lines of credit. Given our current credit ratings, the commercial paper market is not available to us. As necessary, we utilize our $500.0 million committed lines of credit to meet our working capital requirements. The credit agreements governing the lines of credit contain customary covenants requiring a ratio of earnings before interest and taxes to interest expense of 3.0 times, as well as limits on levels of subsidiary indebtedness. We were in compliance with all debt covenants as of December 31, 2006, and we expect to remain in compliance with all debt covenants throughout the next year.

As of December 31, 2006, amounts were available under our committed lines of credit for borrowing or for support of commercial paper, as follows:

(in thousands)		Total available	Expiration date	Commitment fee
Five year line of credit	$	275,000	July 2010	.175%
Five year line of credit		225,000	July 2009	.225%
Total committed lines of credit		500,000		
Amounts drawn on credit facilities		(112,660)		
Outstanding letters of credit		(11,187)		
Net available for borrowing as of December 31, 2006	$	376,153		

In October 2006, Standard and Poor's credit rating agency (S&P) lowered our long-term debt rating from BB+ to BB- with a negative outlook. Our S&P short-term credit rating remains at B. S&P indicated that the downgrade reflects an increase in expected operating challenges. In August 2006, Moody's Investors Service (Moody's) lowered our long-term debt rating from Baa3 to Ba2, lowered our short-term debt rating from Prime-3 to Not Prime and assigned a Ba2 corporate family rating with a negative outlook. Moody's indicated that the downgrades reflect a lower revenue base and lower operating margins. Our credit facilities do not have covenants or events of default tied to our credit ratings.

OTHER CHANGES IN FINANCIAL CONDITION

Other current assets decreased $17.0 million from December 31, 2005. This was primarily due to a reduction in the prepayment related to the VEBA trust we use to fund medical and severance benefits. Historically, we made the majority of our contributions to this trust in the first quarter of the year and would fund our obligations from the trust assets throughout the year, leaving a prepaid balance in the trust at the end of the year. During 2006, we decided to change this practice. We now fund the VEBA obligations throughout the year because the tax benefit from pre-funding the trust no longer exceeds the interest cost associated with the pre-funding. During 2006 we contributed a total of $18.5 million to the VEBA trust, consisting of company contributions of $4.5 million and employee contributions of $14.0 million. During 2005 we contributed a total of $42.0 million to the trust, consisting of company contributions of $32.0 million and $10.0 million of employee contributions. As of December 31, 2006, our liability for incurred but not reported medical claims exceeded the prepaid balance in the VEBA trust by $0.3 million. As such, as of December 31, 2006, no amount was reported in other current assets for the VEBA trust and the $0.3 million liability was included in accrued liabilities. The excess of assets in our VEBA trust over the amount of incurred but not reported claims was $19.4 million as of December 31, 2005. This amount was reflected in other current assets in our consolidated balance sheet as of December 31, 2005.

Other non-current assets include contract acquisition costs of our Financial Services segment. These costs are recorded as non-current assets upon contract execution and are amortized, generally on the straight-line basis, as reductions of revenue over the related contract term. Changes in contract acquisition costs for the last three years were as follows:

(in thousands)	2006	2005	2004
Balance, beginning of year	$ 93,664	$ 83,825	$ 96,085
Additions[(1)]	14,633	50,177	22,268
Amortization	(36,576)	(34,731)	(34,528)
Refunds from contract terminations	—	(5,607)	—
Balance, end of year	$ 71,721	$ 93,664	$ 83,825

[(1)] Contract acquisition costs are accrued upon contract execution. Cash payments made for contract acquisition costs were $17,029 in 2006, $70,169 in 2005 and $15,778 in 2004.

The number of checks being written has been in decline since the mid-1990's, which has contributed to increased competitive pressure when attempting to retain or obtain clients. Both the number of financial institution clients requesting contract acquisition payments and the amount of the payments has increased in recent years, and has fluctuated significantly from year to year. Although we anticipate that we will selectively continue to make contract acquisition payments, we cannot quantify future amounts with certainty. The amount paid depends on numerous factors such as the number and timing of contract executions and renewals, competitors' actions, overall product discount levels and the structure of up-front product discount payments versus providing higher discount levels throughout the term of the contract. When the overall discount level provided for in a contract is unchanged, contract acquisition costs do not result in lower net revenue. The impact of these costs is the timing of cash flows. An up-front cash payment is made as opposed to providing higher product discount levels throughout the term of the contract. Beginning in 2006, we sought to reduce the use of up-front product discounts by structuring new contracts with incentives throughout the duration of the contract. We plan to continue this strategy in 2007.

Liabilities for contract acquisition payments are recorded upon contract execution. These obligations are monitored for each contract and are adjusted as payments are made. Contract acquisition payments due within the next year are included in accrued liabilities in our consolidated balance sheets. These accruals were $2.7 million as of December 31, 2006 and $3.9 million as of December 31, 2005. Accruals for contract acquisition payments included in other non-current liabilities in our consolidated balance sheets were $5.4 million as of December 31, 2006 and $6.7 million as of December 31, 2005.

On December 31, 2006, we adopted the recognition provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* The new standard requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the change occurs through comprehensive income. The adjustments required to reflect the funded status of our postretirement medical benefit and pension plans as of December 31, 2006 were as follows:

(in thousands)	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
Deferred income taxes	$ 20,080	$ (1,304)	$ 18,776
Other non-current assets	139,509	(21,806)	117,703
Total assets	1,290,242	(23,110)	1,267,132
Accrued liabilities	150,802	(3,979)	146,823
Deferred income taxes	37,074	(20,759)	16,315
Other non-current liabilities	40,396	35,001	75,397
Total liabilities	1,322,542	10,263	1,332,805
Accumulated other comprehensive loss	(8,500)	(33,373)	(41,873)
Total shareholders' deficit	(32,300)	(33,373)	(65,673)

OFF-BALANCE SHEET ARRANGEMENTS, GUARANTEES AND CONTRACTUAL OBLIGATIONS

It is not our general business practice to enter into off-balance sheet arrangements nor to guarantee the performance of third parties. In the normal course of business we periodically enter into agreements that incorporate general indemnification language. These indemnifications encompass such items as product or service defects, intellectual property rights, governmental regulations and/or employment-related matters. Performance under these indemnities would generally be triggered by our breach of the terms of the contract. In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that any potential liability under these indemnities would have a material adverse effect on our financial position, annual results of operations or cash flows. We have recorded liabilities for known indemnifications related to environmental matters. Further information can be found under the caption "Note 14: Other commitments and contingencies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

We are not engaged in any transactions, arrangements or other relationships with unconsolidated entities or other third parties that are reasonably likely to have a material effect on our liquidity, or on our access to, or requirements for capital resources. In addition, we have not established any special purpose entities.

As of December 31, 2006, our contractual obligations were as follows:

(in thousands)	Total	2007	2008 and 2009	2010 and 2011	2012 and thereafter
Long-term debt and related interest	$ 1,109,327	$ 363,605	$ 58,188	$ 58,188	$ 629,346
Amounts drawn on credit facilities	112,660	112,660	—	—	—
Capital lease obligations and related interest	5,511	2,004	3,507	—	—
Operating lease obligations	28,364	9,623	14,155	4,453	133
Purchase obligations	283,723	72,094	95,123	81,503	35,003
Other long-term liabilities	48,207	16,658	18,491	5,895	7,163
Total	$ 1,587,792	$ 576,644	$ 189,464	$ 150,039	$ 671,645

Purchase obligations include amounts due under contracts with third party service providers. These contracts are primarily for information technology services related to network servers, personal computers, telecommunications and help desk services. Additionally, purchase obligations include amounts due under Direct Checks direct mail advertising agreements and Direct Checks and Financial Services royalty agreements. We routinely issue purchase orders to numerous vendors for the purchase of inventory and other supplies. These purchase orders are not included in the purchase obligations presented here, as our business partners typically allow us to cancel these purchase orders as necessary to accommodate business needs. Certain of the contracts with third party service providers allow for early termination upon the payment of early termination fees. If we were to terminate these agreements, we would have incurred early termination fees of $53.7 million as of December 31, 2006.

Other long-term liabilities consist primarily of amounts due for our postretirement benefit plans, deferred compensation, workers' compensation and contract acquisition costs. Of the $75.4 million reported as other long-term liabilities in our consolidated balance sheet as of December 31, 2006, $43.8 million is excluded from the obligations shown in the table above. The excluded amounts include the following:

- Benefit payments for our postretirement benefit plans – We have contributed funds to these plans for the purpose of funding our obligations. Thus, we have the option of paying benefits from the assets of the plans or from the general funds of the company. Additionally, we expect the plan assets to earn income over time. As such, we cannot predict when or if payments from the general funds of the company will be required. As of December 31, 2006, our postretirement benefit plans were underfunded $35.1 million.
- A portion of the amount due under our deferred compensation plan – Under this plan, employees begin receiving payments upon the termination of employment or disability, and we cannot predict when these events will occur.
- Environmental remediation costs – During 2002, we purchased an environmental insurance policy which covers pre-existing conditions from third-party claims and cost overruns for 30 years at owned, leased and divested sites, as well as any new conditions discovered at currently owned or leased sites for ten years. As a result, we expect to receive reimbursements from the insurance company for environmental remediation costs we incur. The related receivables from the insurance company are reflected in other current assets and other non-current assets in our consolidated balance sheets based on the amounts of our environmental accruals.
- Items which will not be paid in cash, such as a deferred gain resulting from a 1999 sale-leaseback transaction with an unaffiliated third party.

Total contractual obligations do not include the following:

- Payments to our defined contribution pension and 401(k) plans – The amounts payable under our defined contribution pension and 401(k) plans are dependent on the number of employees providing services throughout the year, their wage rates and in the case of the 401(k) plans, whether employees elect to participate in the plans.
- Profit sharing and cash bonus payments – Amounts payable under our profit sharing and cash bonus plans are dependent on our operating performance.
- Income tax payments which will be remitted on our earnings.

RELATED PARTY TRANSACTIONS

We have not entered into any material related party transactions during the past three years.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America. We review the accounting policies used in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the result of which forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. The estimates and judgments utilized are reviewed by management on an ongoing basis and by the audit committee of our board of directors at the end of each quarter prior to the public release of our financial results. We made no changes to our critical accounting policies during 2006.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Goodwill and Indefinite-Lived Trade Names

As of December 31, 2006, we had goodwill of $590.5 million, comprised of $500.1 million from the acquisition of NEBS, $82.2 million related to our Direct Checks segment, $7.3 million related to our acquisition of Johnson Group in the fourth quarter of 2006 and $0.9 million related to our acquisition of Dots & Pixels, Inc., a Canadian-based digital printer, in the third quarter of 2005. Further information regarding our acquisitions can be found under the caption "Note 4: Acquisitions" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. Goodwill is tested for impairment on at least an annual basis and between annual evaluations if events or circumstances occur which could indicate impairment. As discussed earlier under *Segment Results*, our Direct Checks segment has been impacted by the decline in check usage, lower consumer response rates to direct mail advertisements, lower customer retention and an increase in financial institutions offering free checks to consumers. To date, we have been able to offset to a large degree the impact of the resulting volume decline through improved selling techniques, price increases and cost management efforts. The impairment analysis completed during the third quarter of 2006 indicated no impairment of goodwill.

We also have two indefinite-lived trade names totaling $59.4 million as of December 31, 2006, related to the NEBS acquisition. We continually evaluate the remaining useful lives of these assets to determine whether events and circumstances continue to support an indefinite useful life. If we subsequently determine that one or both of these assets has a finite useful life, we will first test the asset for impairment and then amortize the asset over its estimated remaining useful life. Indefinite-lived trade names are tested for impairment on at least an annual basis and between annual evaluations if events or circumstances occur which could indicate that the asset is impaired. The annual impairment analysis completed during the third quarter of 2006 found no indication of impairment. However, the valuation determined that the fair value of one of the indefinite-lived trade names approximated its carrying value, with a fair value of $29.2 million and a carrying value of $28.3 million. In determining the fair value of this asset, we assumed a discount rate of 10% and a royalty rate of 5%. A one percentage point increase in the discount rate would reduce the indicated fair value of the asset by $2.8 million and a one percentage point decrease in the royalty rate would reduce the indicated fair value of the asset by $5.8 million. An impairment loss may be required if future events cause a decrease in the indicated fair value of these assets.

The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts. If these estimates and assumptions change, we may be required to recognize impairment losses in the future.

Income Taxes

When preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax obligations based on expected income, statutory tax rates and tax planning opportunities in the various jurisdictions in which we operate. In the event there is a significant unusual or one-time item recognized in our results of operations, the tax attributable to that item is separately calculated and recorded in the period the unusual or one-time item occurred.

Tax law requires certain items to be included in our tax return at different times than the items are reflected in our results of operations. As a result, the annual effective tax rate reflected in our results of operations is different than that reported on our tax return (i.e., our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some are temporary differences that will reverse over time, such as depreciation expense on capital assets. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the expense in our statements of income. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance against those deferred tax assets. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but we have not yet recognized the items as expense in our results of operations. Significant judgment is required in evaluating our tax positions, and in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

We establish reserves when, despite our belief that the tax return positions are fully supportable, certain positions are likely to be challenged and we may ultimately not prevail in defending those positions. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. Our effective tax rate includes the impact of reserve provisions and changes to reserves, as well as related interest. Our reserves for contingent tax liabilities totaled $8.9 million as of December 31, 2006, and are included in accrued liabilities in our consolidated balance sheet. These reserves relate to various tax years subject to audit by taxing authorities. We believe that our current tax reserves are adequate, and reflect the most probable outcome of known tax contingencies. The ultimate outcome of tax matters may differ from our estimates and assumptions and could impact the provision for income taxes reflected in our consolidated statements of income. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution could result in reduced income tax expense in our consolidated statements of income in the future.

During 2006, we reduced our provision for income taxes $1.5 million for net accrual reversals related to settled issues, primarily resulting from the expiration of the statute of limitations in various state income tax jurisdictions. Also during 2006, we reduced our provision for income taxes $5.0 million for the true-up of certain deferred income tax balances. As this item was not material to our current or prior periods, we recorded a one-time, discrete benefit to our provision for income taxes for the year ended December 31, 2006. No significant adjustments to our provision for income taxes related to reserves for contingent tax liabilities or deferred income taxes were recorded during 2005 or 2004.

Our accounting for income taxes in 2007 will be affected by the adoption of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes,* which we are required to adopt on January 1, 2007. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. As such, the new standard requires us to reassess all of our uncertain tax return positions in accordance with this new accounting principle. Further details regarding the impact of the adoption of FIN No. 48 can be found under *New Accounting Pronouncements.*

Postretirement Benefits

Detailed information regarding our postretirement benefit plans, including a description of the plans, their related future cash flows and plan assets, can be found under the caption: "Note 12: Pension and other postretirement benefits" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

Our net postretirement benefit expense was $7.8 million for 2006 and 2005 and $5.1 million for 2004. Our business segments record postretirement benefit expense in cost of goods sold and SG&A expense, based on the composition of their workforces. Our postretirement benefit expense and liability are calculated utilizing various actuarial assumptions and methodologies. These assumptions include, but are not limited to, the discount rate, the expected long-term rate of return on plan assets, the expected health care cost trend rate and the average remaining life expectancy of plan participants. The discount rate assumption is based on the rates of return on high-quality, fixed-income instruments currently available whose cash flows match the timing and amount of expected benefit payments. In determining the discount rate, we utilize yield curve approaches to discount each cash flow stream at an interest rate specifically applicable to the timing of each respective cash flow. The present value of each cash flow stream is aggregated and used to impute a weighted-average discount rate. Additionally, we consider Moody's high quality corporate bond rates when selecting our discount rate. The expected long-term rate of return on plan assets and the health care cost trend rate are based upon an evaluation of our historical trends and experience, taking into account current and expected market conditions. The long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for expected benefit payments. The health care cost trend rate represents the expected annual rate of change in the cost of health care benefits currently provided due to factors other than changes in the demographics of plan participants. To determine the average remaining life expectancy of plan participants, we use the RP-2000 Combined Healthy Participant Mortality Table. We analyze the assumptions used each year when we complete our actuarial valuation of the plan. If the assumptions utilized in determining our postretirement benefit expense and liability differ from actual events, our results of operations for future periods could be impacted.

In measuring the accumulated postretirement benefit obligation as of December 31, 2006, we assumed a discount rate of 5.75%. A 0.25 point change in the discount rate would increase or decrease our annual postretirement benefit expense by approximately $0.2 million and would increase or decrease our postretirement benefit obligation by approximately $2.7 million. In measuring the net postretirement benefit expense for 2006, we assumed an expected long-term rate of return on plan assets of 8.75%. A 0.25 point change in this assumption would increase or decrease our annual postretirement benefit expense by approximately $0.2 million.

In measuring the accumulated postretirement benefit obligation as of December 31, 2006, our initial health care inflation rate for 2007 was assumed to be 9.0% for participants under the age of 65 and 10.0% for participants over the age of 65. Our ultimate health care inflation rate was assumed to be 5.25% in 2012 and beyond for participants under the age of 65 and 5.25% in 2014 and beyond for participants over the age of 65. A one percentage point increase in the health care inflation rate for each year would increase the accumulated postretirement benefit obligation by $11.1 million and the service and interest cost components of our annual postretirement benefit expense by $0.9 million. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated postretirement benefit obligation by $9.6 million and the service and interest cost components of our annual postretirement benefit expense by $0.8 million.

When actual events differ from our assumptions or when we change the assumptions used, an unrecognized actuarial gain or loss results. Unrecognized gains and losses are reflected in postretirement benefit expense over the average remaining service period of plan participants, which is currently 7.7 years. Because employees hired after December 31, 2001 are not eligible to participate in our retiree health care plan, the average remaining service period of active plan participants will continue to decrease. As such, the amortization of our unrecognized actuarial loss will accelerate over the next several years. We expect that amortization of the unrecognized actuarial loss will increase approximately $1.2 million in 2007, as compared to 2006. As of December 31, 2006 and 2005, our unrecognized net actuarial loss was $97.9 million and $96.9 million, respectively, and was comprised of the following:

(in thousands)	2006	2005
Discount rate assumption	$ 27,246	$ 33,355
Health care cost trend	23,620	25,682
Claims experience	18,454	15,135
Return on plan assets	10,271	11,528
Other	18,326	11,241
Unrecognized net actuarial loss	$ 97,917	$ 96,941

Restructuring Accruals

Over the past several years, we have recorded restructuring accruals as a result of facility closings and other cost management efforts. Cost management is one of our strategic objectives and we are continually seeking ways to lower our cost structure. The acquisition of NEBS resulted in even larger restructuring accruals as we combined the two companies and exited certain activities. These accruals primarily consist of employee termination benefits payable under our ongoing severance benefit plan. We record accruals for employee termination benefits when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. As such, judgment is involved in determining when it is appropriate to record restructuring accruals. Additionally, we are required to make estimates and assumptions in calculating the restructuring accruals, as many times employees choose to voluntarily leave the company prior to their termination date or they secure another position within the company. In these situations, the employees do not receive termination benefits. To the extent our assumptions and estimates differ from actual employee behavior, subsequent adjustments to restructuring accruals have been and will be required. We reversed restructuring accruals of $0.2 million in 2006, $0.6 million in 2005 and $1.3 million in 2004 as a result of fewer employees receiving severance benefits than originally estimated.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes*. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The new standard is effective for us on January 1, 2007. The adoption of FIN No. 48 is expected to result in adjustments to our reserves for contingent tax liabilities and deferred income taxes, with an offsetting adjustment to accumulated deficit in the first quarter of 2007. We are currently completing our analysis of the impact of this new standard on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. The new standard addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. The new standard is effective for us on January 1, 2008. Although we are still evaluating the impact of this standard, we do not expect adoption to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. The new standard requires companies to measure the funded status of a plan as of the date of its year-end balance sheet. We currently use September 30 as our measurement date. As such, we will need to change our measurement date to December 31 beginning in 2008. We have not yet determined which transition method provided by SFAS No. 158 we will utilize when making this change. Information regarding the impact of the recognition provisions of SFAS No. 158 as of December 31, 2006 can be found under *Other Changes in Financial Condition*.

Detailed information regarding the impact of new accounting standards adopted during 2006 can be found under the caption: "Note 1: Significant accounting policies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. We are filing this cautionary statement in connection with the Reform Act. When we use the words or phrases "should result," "believe," "intend," "plan," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project" or similar expressions in this Annual Report on Form 10-K, in future filings with the SEC, in our press releases and in oral statements made by our representatives, they indicate forward-looking statements within the meaning of the Reform Act.

We want to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause them to be incorrect. The material uncertainties and other factors known to us are discussed in Item 1A of this report and are incorporated into this Item 7 of the report as if fully stated herein. Although we have attempted to compile a comprehensive list of these important factors, we want to caution you that other factors may prove to be important in affecting future operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to changes in interest rates primarily as a result of the borrowing activities used to support our capital structure, maintain liquidity and fund business operations. We do not enter into financial instruments for speculative or trading purposes. During 2006, we used our committed lines of credit to fund working capital requirements. The nature and amount of debt outstanding can be expected to vary as a result of future business requirements, market conditions and other factors. As of December 31, 2006, our total debt was comprised of the following:

(in thousands)	Carrying amount	Fair value[(1)]	Weighted-average interest rate
Long-term notes maturing October 2007	$ 324,950	$ 318,500	3.50%
Long-term notes maturing December 2012	298,872	259,125	5.00%
Long-term notes maturing October 2014	274,523	233,063	5.13%
Amounts drawn on credit facilities	112,660	112,660	6.01%
Capital lease obligations maturing through September 2009	4,776	4,776	10.41%
Total debt	$ 1,015,781	$ 928,124	4.69%

(1) Based on quoted market rates as of December 31, 2006, except for our capital lease obligations which are shown at carrying value.

Although the fair value of our long-term debt is less than its carrying amount, we do not anticipate settling our outstanding debt at its reported fair value. The notes maturing in October 2007 do not allow settlement prior to their stated maturity, and we do not believe that settling our other long-term notes is the best use of our financial resources at this time.

Based on the outstanding variable rate debt in our portfolio, a one percentage point increase in interest rates would have resulted in additional interest expense of $1.6 million for 2006.

We are exposed to changes in foreign currency exchange rates. Investments in and loans and advances to foreign subsidiaries and branches, as well as the operations of these businesses, are denominated in foreign currencies, primarily the Canadian dollar. The effect of exchange rate changes is expected to have a minimal impact on our results of operations and cash flows, as our foreign operations represent a relatively small portion of our business.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Deluxe Corporation:

We have completed integrated audits of Deluxe Corporation's financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' deficit and cash flows present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Our responsibility is to express an opinion on these financial statements. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006 and the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 12, 2007

DELUXE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share par value)

	December 31, 2006	December 31, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 11,599	$ 6,867
Trade accounts receivable-net of allowances for uncollectible accounts	103,014	105,238
Inventories and supplies	42,854	41,028
Deferred income taxes	18,776	17,978
Other current assets	25,874	42,827
Total current assets	202,117	213,938
Long-Term Investments	35,985	48,668
Property, Plant, and Equipment-net of accumulated depreciation	142,247	152,968
Assets Held for Sale	—	5,665
Intangibles-net of accumulated amortization	178,537	258,004
Goodwill	590,543	581,123
Non-Current Assets of Discontinued Operations	—	2,256
Other Non-Current Assets	117,703	163,253
Total assets	$ 1,267,132	$ 1,425,875
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 78,489	$ 88,178
Accrued liabilities	146,823	139,202
Short-term debt	112,660	212,346
Long-term debt due within one year	326,531	51,359
Total current liabilities	664,503	491,085
Long-Term Debt	576,590	902,805
Deferred Income Taxes	16,315	68,707
Other Non-Current Liabilities	75,397	45,304
Commitments and Contingencies (Notes 9, 13 and 14)		
Shareholders' Deficit:		
Common shares $1 par value (authorized: 500,000 shares; issued: 2006 – 51,519; 2005 – 50,735)	51,519	50,735
Additional paid-in capital	50,101	37,864
Accumulated deficit	(125,420)	(159,401)
Accumulated other comprehensive loss	(41,873)	(11,224)
Total shareholders' deficit	(65,673)	(82,026)
Total liabilities and shareholders' deficit	$ 1,267,132	$ 1,425,875

See Notes to Consolidated Financial Statements

DELUXE CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year Ended December 31, 2006	2005	2004
Revenue	$ 1,639,654	$ 1,716,294	$ 1,567,015
Cost of goods sold	613,279	608,361	535,949
Gross Profit	1,026,375	1,107,933	1,031,066
Selling, general and administrative expense	787,960	803,633	683,154
Asset impairment loss	44,698	—	—
Net gain on assets held for sale	(4,582)	(539)	—
Operating Income	198,299	304,839	347,912
Interest expense	(56,661)	(56,604)	(32,851)
Other income	903	2,499	1,812
Income Before Income Taxes	142,541	250,734	316,873
Provision for income taxes	41,983	92,771	118,225
Income From Continuing Operations	100,558	157,963	198,648
Discontinued Operations:			
Income (loss) before income taxes	564	(268)	(1,098)
Income tax (expense) benefit	(168)	(174)	441
Net Income (Loss) From Discontinued Operations	396	(442)	(657)
Net Income	$ 100,954	$ 157,521	$ 197,991
Basic Earnings per Share:			
Income from continuing operations	$ 1.97	$ 3.12	$ 3.96
Net income (loss) from discontinued operations	0.01	(0.01)	(0.01)
Basic earnings per share	1.98	3.11	3.95
Diluted Earnings per Share:			
Income from continuing operations	$ 1.95	$ 3.10	$ 3.93
Net income (loss) from discontinued operations	0.01	(0.01)	(0.01)
Diluted earnings per share	1.96	3.09	3.92
Cash Dividends per Share	$ 1.30	$ 1.60	$ 1.48

See Notes to Consolidated Financial Statements

DELUXE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,		
	2006	2005	2004
Net Income	$ 100,954	$ 157,521	$ 197,991
Other Comprehensive Income (Loss), Net of Tax:			
Loss on derivative instruments:			
Loss on derivative instruments arising during the year	—	—	(14,803)
Less reclassification of loss on derivative instruments from other comprehensive income to net income	2,559	2,576	771
Unrealized gains on securities:			
Unrealized holding gains arising during the year	268	99	161
Less reclassification adjustments for gains included in net income	(89)	(146)	(51)
Unrealized foreign currency translation adjustment	255	114	2,320
Minimum pension liability adjustment	(269)	—	—
Other Comprehensive Income (Loss)	2,724	2,643	(11,602)
Comprehensive Income	$ 103,678	$ 160,164	$ 186,389
Related Tax (Expense) Benefit of Other Comprehensive Income (Loss) Included in Above Amounts:			
Loss on derivative instruments:			
Loss on derivative instruments arising during the year	$ —	$ —	$ 8,761
Less reclassification of loss on derivative instruments from other comprehensive income to net income	(1,493)	(1,500)	(456)
Unrealized gains on securities:			
Unrealized holding gains arising during the year	(191)	(67)	(108)
Less reclassification adjustments for gains included in net income	63	99	34
Minimum pension liability adjustment	151	—	—

See Notes to Consolidated Financial Statements

DELUXE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

(in thousands)

	Common shares Number of shares	Common shares Par value	Additional paid-in capital	Accumulated deficit	Unearned compensation	Accumulated other comprehensive loss	Total shareholders' deficit
Balance, December 31, 2003	50,173	$ 50,173	$ —	$ (345,950)	$ (41)	$ (2,265)	$ (298,083)
Net income	—	—	—	197,991	—	—	197,991
Cash dividends	—	—	—	(74,302)	—	—	(74,302)
Common shares issued	760	760	18,163	—	—	—	18,923
Tax benefit of share-based awards	—	—	3,398	—	—	—	3,398
Common shares repurchased	(634)	(634)	(11,496)	(13,390)	—	—	(25,520)
Other common shares retired	(36)	(36)	(1,508)	—	—	—	(1,544)
Fair value of share-based compensation	3	3	12,204	—	41	—	12,248
Loss on derivatives, net of tax	—	—	—	—	—	(14,032)	(14,032)
Translation adjustment	—	—	—	—	—	2,320	2,320
Unrealized gain on securities, net of tax	—	—	—	—	—	110	110
Balance, December 31, 2004	50,266	50,266	20,761	(235,651)	—	(13,867)	(178,491)
Net income	—	—	—	157,521	—	—	157,521
Cash dividends	—	—	—	(81,271)	—	—	(81,271)
Common shares issued	529	529	10,718	—	—	—	11,247
Tax benefit of share-based awards	—	—	1,593	—	—	—	1,593
Common shares retired	(62)	(62)	(2,209)	—	—	—	(2,271)
Fair value of share-based compensation	2	2	7,001	—	—	—	7,003
Loss on derivatives, net of tax	—	—	—	—	—	2,576	2,576
Translation adjustment	—	—	—	—	—	114	114
Unrealized loss on securities, net of tax	—	—	—	—	—	(47)	(47)
Balance, December 31, 2005	50,735	50,735	37,864	(159,401)	—	(11,224)	(82,026)
Net income	—	—	—	100,954	—	—	100,954
Cash dividends	—	—	—	(66,973)	—	—	(66,973)
Common shares issued	810	810	8,126	—	—	—	8,936
Tax benefit of share-based awards	—	—	728	—	—	—	728
Reclassification of share-based awards to accrued liabilities (see Note 1)	—	—	(1,919)	—	—	—	(1,919)
Common shares retired	(31)	(31)	(724)	—	—	—	(755)
Fair value of share-based compensation	5	5	6,026	—	—	—	6,031
Minimum pension liability, net of tax	—	—	—	—	—	(269)	(269)
Adoption of FASB Statement No. 158, net of tax (see Note 1)	—	—	—	—	—	(33,373)	(33,373)
Loss on derivatives, net of tax	—	—	—	—	—	2,559	2,559
Translation adjustment	—	—	—	—	—	255	255
Unrealized gain on securities, net of tax	—	—	—	—	—	179	179
Balance, December 31, 2006	51,519	$ 51,519	$ 50,101	$ (125,420)	$ —	$ (41,873)	$ (65,673)

See Notes to Consolidated Financial Statements

DELUXE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2006	2005	2004
Cash Flows from Operating Activities:			
Net income	$ 100,954	$ 157,521	$ 197,991
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Net (income) loss from discontinued operations	(396)	442	657
Depreciation	25,483	28,993	27,330
Amortization of intangibles	59,387	79,355	66,526
Asset impairment loss	44,698	—	—
Amortization of contract acquisition costs	36,576	34,731	34,528
Employee share-based compensation expense	6,191	7,003	12,248
Deferred income taxes	(37,375)	(11,923)	(2,654)
Other non-cash items, net	4,018	12,671	12,719
Changes in assets and liabilities, net of effects of acquisitions and discontinued operations:			
Trade accounts receivable	(2,154)	(2,594)	(15,295)
Inventories and supplies	(505)	(2,030)	3,980
Other current assets	28,921	(5,716)	(61)
Contract acquisition payments	(17,029)	(70,169)	(15,778)
Other non-current assets	(7,153)	8,325	(1,947)
Accounts payable	(7,852)	(5,035)	1,338
Accrued and other non-current liabilities	5,577	(53,295)	(13,991)
Net cash provided by operating activities of continuing operations	239,341	178,279	307,591
Cash Flows from Investing Activities:			
Purchases of capital assets	(41,324)	(55,653)	(43,817)
Payments for acquisitions, net of cash acquired	(16,521)	(2,888)	(624,859)
Proceeds from facility sales	9,247	2,618	—
Proceeds from redemptions of life insurance policies	15,513	—	—
Other	(89)	6	(2,161)
Net cash used by investing activities of continuing operations	(33,174)	(55,917)	(670,837)
Cash Flows from Financing Activities:			
Net (payments) borrowings on short-term debt	(99,686)	(51,654)	50,750
Proceeds from long-term debt, net of debt issuance costs	—	—	595,536
Payments on long-term debt	(51,362)	(26,338)	(167,050)
Settlement of interest rate lock agreements	—	—	(23,564)
Change in book overdrafts	3,285	5,200	(3,693)
Payments for common shares repurchased	—	—	(26,637)
Proceeds from issuing shares under employee plans	8,936	11,247	18,923
Excess tax benefit from share-based employee awards	1,213	—	—
Cash dividends paid to shareholders	(66,973)	(81,271)	(74,302)
Net cash (used) provided by financing activities of continuing operations	(204,587)	(142,816)	369,963
Effect of Exchange Rate Change on Cash	158	202	1,155
Cash Provided (Used) by Operating Activities of Discontinued Operations	23	(4,152)	3,844
Cash Provided by Investing Activities – Net Proceeds from Sale of Discontinued Operations	2,971	15,779	808
Net Change in Cash and Cash Equivalents	4,732	(8,625)	12,524
Cash and Cash Equivalents: Beginning of Year	6,867	15,492	2,968
End of Year	$ 11,599	$ 6,867	$ 15,492

See Notes to Consolidated Financial Statements

DELUXE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Significant accounting policies

Consolidation – The consolidated financial statements include the accounts of Deluxe Corporation and all majority owned subsidiaries. All intercompany accounts, transactions and profits have been eliminated.

Use of estimates – We have prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for us to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and related notes. These estimates and assumptions are developed based upon all information available using our best efforts. However, actual results can differ from assumed and estimated amounts.

Foreign currency translation – The financial statements of our foreign subsidiaries are measured in the respective subsidiaries' functional currencies, primarily Canadian dollars, and are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rates during the year. The resulting translation gains and losses are reflected in accumulated other comprehensive loss in the shareholders' deficit section of our consolidated balance sheets. Foreign currency transaction gains and losses are recorded in other income in our consolidated statements of income.

Cash and cash equivalents – We consider all cash on hand, money market funds and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value. As a result of our cash management system, checks issued by us but not presented to the banks for payment may create negative book cash balances. Such negative balances are included in accounts payable and totaled $16.5 million as of December 31, 2006 and $13.2 million as of December 31, 2005.

Trade accounts receivable – Trade accounts receivable are initially recorded at fair value upon the sale of goods or services to customers. They are stated net of allowances for uncollectible accounts which represent estimated losses resulting from the inability of customers to make the required payments. When determining the allowances for uncollectible accounts, we take several factors into consideration including the overall composition of accounts receivable aging, our prior history of accounts receivable write-offs, the type of customer and our day-to-day knowledge of specific customers. Changes in the allowances for uncollectible accounts are recorded as bad debt expense and are included in selling, general and administrative (SG&A) expense in our consolidated statements of income. The point at which uncollected accounts are written off varies by type of customer, but does not exceed one year from the date of sale.

Inventories – Inventories are stated at the lower of cost or market. Approximate cost is determined using the first-in, first-out (FIFO) method. Prior to July 1, 2004, we accounted for a portion of our inventories using the last-in, first-out (LIFO) method. The change to the FIFO method resulted in a decrease in cost of goods sold of $2.2 million in 2004, primarily in our Financial Services segment. This equates to an increase in net income of $1.4 million, or $0.03 per diluted share in 2004. We consider the FIFO method to be preferable. New England Business Service, Inc. (NEBS) (see Note 4) also utilized the FIFO method, and we now have a consistent accounting methodology across the company. Additionally, the effect on net income of utilizing the FIFO method is not significantly different than the results that would be obtained using the LIFO method.

Supplies – Supplies are stated at the lower of cost or market and consist of items not used directly in the production of goods, such as maintenance and janitorial supplies utilized in the production area. Cost is determined using the FIFO method.

Cash held for customers – As part of our Canadian payroll services business, we collect funds from clients to pay their payroll and related taxes. We hold these funds temporarily until payments are remitted to the clients' employees and the appropriate taxing authorities. These funds are reported as cash held for customers and are included in other current assets in our consolidated balance sheets. These amounts totaled $13.8 million as of

December 31, 2006 and $12.7 million as of December 31, 2005. The corresponding liability for these obligations is included in accrued liabilities in our consolidated balance sheets.

Long-term investments – Long-term investments consist primarily of cash surrender values of life insurance contracts. The carrying amounts reported in the consolidated balance sheets for these investments approximate fair value. Additionally, long-term investments include investments in domestic mutual funds totaling $3.3 million as of December 31, 2006 and $3.2 million as of December 31, 2005. These investments are classified as available for sale and are carried at fair value, based on quoted market prices. Unrealized gains and losses, net of tax, are reported in accumulated other comprehensive loss in the shareholders' deficit section of our consolidated balance sheets. Realized gains and losses and permanent declines in value are included in other income in our consolidated statements of income. The cost of securities sold is determined using the average cost method.

Property, plant and equipment – Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings are assigned 40-year lives and machinery and equipment are generally assigned lives ranging from one to 11 years, with a weighted-average life of 8.4 years as of December 31, 2006. Buildings, machinery and equipment are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on the straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred. Gains or losses resulting from the disposition of property, plant and equipment are included in SG&A expense in the consolidated statements of income.

Intangibles – Intangible assets are stated at historical cost. Amortization expense is generally determined on the straight-line basis over periods ranging from one to 14 years, with a weighted-average life of 5.9 years as of December 31, 2006. Customer lists and distributor contracts are amortized using accelerated methods. Certain trade name assets have been assigned indefinite lives. As such, these assets are not amortized, but are subject to impairment testing on at least an annual basis. Gains or losses resulting from the disposition of intangibles are included in SG&A expense in the consolidated statements of income.

We capitalize costs of software developed or obtained for internal use, including website development costs, once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Costs incurred in populating websites with information about the company or products are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with our policy on impairment of long-lived assets and amortizable intangibles.

During the first quarter of 2004, we revised the estimated useful lives for certain of our software and production assets, as we expected that the assets would be replaced or retired sooner than originally anticipated. The weighted-average useful life for these assets was shortened from 8.0 years to 6.8 years. This change in accounting estimate resulted in increased depreciation and amortization expense of $8.4 million for 2004. This equates to a decrease in net income of $5.3 million, or $0.10 per diluted share for 2004. The impact of this change on depreciation and amortization expense for 2005 and 2006 was not significant.

Impairment of long-lived assets and amortizable intangibles – We evaluate the recoverability of property, plant, equipment and amortizable intangibles not held for sale whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. If the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

We evaluate the recoverability of property, plant, equipment and intangibles held for sale by comparing the asset's carrying amount with its fair value less costs to sell. Should the fair value less costs to sell be less than the carrying value of the long-lived asset, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset less costs to sell.

The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Impairment of non-amortizable intangibles and goodwill – In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, we evaluate the carrying value of non-amortizable intangibles and goodwill during the third quarter of each year and between annual evaluations if events occur or circumstances change that would indicate a possible impairment. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

We compare the carrying amount of non-amortizable intangible assets to their estimated fair values. Should the estimated fair value be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

When evaluating whether goodwill is impaired, we compare the fair value of the reporting unit to which the goodwill is assigned to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the reporting unit goodwill to its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The evaluations performed during 2006, 2005 and 2004 did not identify any goodwill impairment losses.

Contract acquisition costs – We record contract acquisition costs when we sign or renew certain contracts with our financial institution clients. These costs consist of cash payments or accruals related to amounts owed to financial institution clients by our Financial Services segment. Contract acquisition costs are generally amortized as reductions of revenue on the straight-line basis over the related contract term. Currently, these amounts are being amortized over periods ranging from one to eight years, with a weighted-average life of 4.8 years as of December 31, 2006. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, we evaluate the carrying value of the contract acquisition costs to determine if impairment has occurred. Should a financial institution cancel a contract prior to the agreement's termination date, or should the volume of orders realized through a financial institution fall below contractually-specified minimums, we generally have a contractual right to a refund of the remaining unamortized contract acquisition costs. These costs are included in other non-current assets in the consolidated balance sheets.

Advertising costs – Deferred advertising costs include materials, printing, labor and postage costs related to direct response advertising programs of our Direct Checks and Small Business Services segments. These costs are amortized as SG&A expense over periods (not exceeding 18 months) that correspond to the estimated revenue streams of the individual advertisements. The actual revenue streams are analyzed at least annually to monitor the propriety of the amortization periods. Judgment is required in estimating the future revenue streams, especially with regard to check re-orders which can span an extended period of time. Significant changes in the actual revenue streams would require the amortization periods to be modified, thus impacting our results of operations during the period in which the change occurred and in subsequent periods. For our Direct Checks segment, approximately 79%

of the costs of individual advertisements are expensed within six months of the advertisement. The majority of the deferred advertising costs of our Small Business Services segment are fully amortized within six months of the advertisement. Deferred advertising costs are included in other non-current assets in the consolidated balance sheets, as portions are amortized over periods up to 18 months.

Non-direct response advertising projects are expensed the first time the advertising takes place. Catalogs provided to financial institution clients of the Financial Services segment are accounted for as prepaid assets until they are shipped to financial institutions. The total amount of advertising expense for continuing operations was $118.1 million in 2006, $135.2 million in 2005 and $118.1 million in 2004.

Restructuring accruals – Over the past several years, we have recorded restructuring accruals as a result of facility closings and cost management efforts. The acquisition of NEBS also resulted in restructuring accruals as we combined the two companies and exited certain activities. The primary component of these charges has been employee termination benefits paid under our ongoing severance benefit plan. We record charges for these employee termination benefits when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. As such, judgment is involved in determining when it is appropriate to record restructuring accruals. Additionally, we are required to make estimates and assumptions in calculating the restructuring accruals, as many times employees choose to voluntarily leave the company prior to their termination date or they secure another position within the company. In these situations, the employees do not receive termination benefits. To the extent our assumptions and estimates differ from actual employee behavior, subsequent adjustments to restructuring accruals have been and will be required. Restructuring accruals are included in accrued liabilities and other non-current liabilities in our consolidated balance sheets.

Deferred income taxes – Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Current deferred tax assets and liabilities are netted in the consolidated balance sheets, as are long-term deferred tax assets and liabilities. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Derivative financial instruments – In the past, we have used derivative financial instruments to hedge interest rate exposures related to the issuance of long-term debt (see Note 8). We do not use derivative financial instruments for speculative or trading purposes.

We recognize all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are recognized periodically either in income or in shareholders' deficit as a component of accumulated other comprehensive loss, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portion of the change in the fair value of the hedged items that relate to the hedged risk. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive loss net of tax. We present amounts used to settle cash flow hedges as financing activities in our consolidated statements of cash flows. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Revenue recognition – We recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. The majority of our revenues are generated from the sale of products for which revenue is recognized upon shipment. Our services, which account for the remainder of our revenue, consist primarily of fraud prevention, information technology infrastructure services and payroll services. We recognize these service revenues as the services are provided.

Revenue includes amounts billed to customers for shipping and handling and pass-through costs, such as marketing materials for which our financial institution clients reimburse us. Costs incurred for shipping and handling and pass-through costs are reflected in cost of goods sold. While we do provide our customers with a right of return, revenue is not deferred. Rather, a reserve for sales returns is recorded in accordance with SFAS No. 48, *Revenue Recognition When Right of Return Exists*, based on significant historical experience.

At times, a financial institution client may terminate its contract with us prior to the end of the contract term. In many of these cases, the financial institution is contractually required to remit a contract termination payment. Such payments are recorded as revenue when the termination agreement is executed, provided that we have no further service or contractual obligations, and collection of the funds is assured.

Revenue is presented in the consolidated statements of income net of rebates, discounts, amortization of contract acquisition costs and sales tax. We enter into contractual agreements with financial institution clients for rebates on certain products we sell. We record these amounts as reductions of revenue in the consolidated statements of income and as accrued liabilities in the consolidated balance sheets when the related revenue is recorded. At times we may also sell products at discounted prices or provide free products to customers when they purchase a specified product. Discounts are recorded as reductions of revenue when the related revenue is recorded. The cost of free products is recorded as cost of goods sold when the revenue for the related purchase is recorded. Additionally, reported revenue for our Financial Services segment does not reflect the full retail price paid by end-consumers to their financial institutions. Revenue reflects the amounts paid to us by our financial institution clients.

Earnings per share – Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. Diluted earnings per share is based on the weighted-average number of common shares outstanding during the year, adjusted to give effect to potential common shares such as stock options, restricted stock units and unvested restricted stock issued under our stock incentive plan (see Note 10). For purposes of calculating assumed proceeds under the treasury stock method when determining the denominator for the diluted earnings per share calculation, we exclude the impact of pro forma deferred tax assets.

Comprehensive income – Comprehensive income includes charges and credits to shareholders' deficit that are not the result of transactions with shareholders. Our total comprehensive income consists of net income, gains and losses on derivative instruments, unrealized gains and losses on securities, foreign currency translation adjustments and minimum pension liability adjustments. The gains and losses on derivative instruments, the unrealized gains and losses on securities, the foreign currency translation adjustments and the minimum pension liability adjustments are included in accumulated other comprehensive loss in our consolidated balance sheets and statements of shareholders' deficit.

Recently adopted accounting pronouncements – On January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment,* using the modified prospective method. Prior to this, we were applying the fair value provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* in our accounting for employee share-based compensation awards. We adopted SFAS No. 123 on January 1, 2004, using the modified prospective method of adoption described in SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* Under this method, the results of operations presented for 2004 and 2005 reflect compensation expense for all employee share-based compensation awards, including the unvested portion of awards granted prior to January 1, 2004. Upon the adoption of SFAS No. 123(R), we continued to recognize compensation expense for all of our employee share-based compensation awards, including the unvested portion of awards granted prior to January 1, 2006. As such, our results of operations for all periods presented include compensation expense for all outstanding employee share-based awards. The adoption of SFAS No. 123(R) had the following impacts on our consolidated financial statements:

- Effective January 1, 2006, a portion of our restricted stock unit awards have been reclassified from shareholders' deficit to accrued liabilities in our consolidated balance sheet. Certain of these awards may be settled in cash if an employee voluntarily chooses to leave the company. Under the provisions of SFAS No. 123(R), these awards must be classified as liabilities in the consolidated balance sheet and must be re-measured at fair value as of each balance sheet date. The amount reclassified as of January 1, 2006 totaled $1.9 million, which approximated the fair value of these awards on their grant dates. For the year ended December 31, 2006, the re-measurement of these awards, including the effect of the change in accounting principle, resulted in a $0.6 million decrease in SG&A expense. The cumulative effect of the change in accounting principle was not presented separately in the consolidated statements of income, as it was not material.

- We modified our method of recognizing compensation expense for share-based awards granted to individuals achieving "qualified retiree" status prior to completion of the options' normal vesting period. Previously, we recognized expense for such awards over their applicable vesting period, with cost recognition accelerated if and when an employee retired with qualified retiree status. Upon adoption of SFAS No. 123(R), we are now required to recognize the entire expense for these awards over the period from the date of grant until the date an employee is expected to achieve qualified retiree status under the terms of the applicable award agreement. This change is applied only to new awards granted after January 1, 2006. If we had applied this expense recognition methodology to awards granted prior to January 1, 2006, it would have increased diluted earnings per share $0.01 for 2006 and 2004. This methodology would have had no impact on diluted earnings per share for 2005. The terms of our awards granted subsequent to January 1, 2006 require that the compensation committee of our board of directors determine on an individual basis whether an employee is a qualified retiree upon their termination of employment with the company. As such, we do not accelerate the recognition of expense on these awards until the compensation committee makes this determination.

- In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* This FSP provides an alternative method for calculating the net excess tax benefits available to absorb tax deficiencies as required under SFAS No. 123(R). We have elected to utilize the transition method outlined in this FSP in accounting for the income tax consequences of employee share-based compensation awards. Upon the adoption of SFAS No. 123(R) we had a positive income tax windfall pool.

- SFAS No. 123(R) requires that the cash retained as a result of the tax deductibility of employee share-based awards be presented as a component of cash flows from financing activities in the consolidated statement of cash flows. In prior periods, we reported these amounts as a component of cash flows from operating activities. For 2005 and 2004, $1.6 million and $3.4 million, respectively, was included in cash provided by operating activities of continuing operations for the excess tax benefit of employee share-based awards.

The adoption of SFAS No. 123(R) had the following dollar impacts on our 2006 consolidated statement of income and our consolidated statement of cash flows:

(in thousands, except per share amounts)		Increase
Income before income taxes	$	649
Income from continuing operations		435
Net income		435
Earnings per share – basic		0.01
Earnings per share – diluted		—
Cash provided by financing activities		1,213

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. The new standard requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the change occurs through comprehensive income. The adjustments required to reflect the funded status of our postretirement medical benefit and pension plans as of December 31, 2006 were as follows:

(in thousands)	**Before application of SFAS No. 158**	**Adjustments**	**After application of SFAS No. 158**
Deferred income taxes	$ 20,080	$ (1,304)	$ 18,776
Other non-current assets	139,509	(21,806)	117,703
Total assets	1,290,242	(23,110)	1,267,132
Accrued liabilities	150,802	(3,979)	146,823
Deferred income taxes	37,074	(20,759)	16,315
Other non-current liabilities	40,396	35,001	75,397
Total liabilities	1,322,542	10,263	1,332,805
Accumulated other comprehensive loss	(8,500)	(33,373)	(41,873)
Total shareholders' deficit	(32,300)	(33,373)	(65,673)

SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of its year-end balance sheet. We currently use September 30 as our measurement date. As such, we will need to change our measurement date to December 31 beginning in 2008. We have not yet determined which transition method provided by SFAS No. 158 we will utilize when making this change.

In September 2006, the FASB ratified the consensuses reached by the Emerging Issues Task Force (EITF) regarding EITF Issue No. 06-05, *Accounting for Purchases of Life Insurance-Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance*. The new guidance provides clarification as to how companies should calculate the amount reflected on their balance sheets for the cash surrender value of life insurance policies. The long-term investments reported in our consolidated balance sheets consist primarily of investments in life insurance policies. Our accounting for these policies complies with the new guidance. As such, the new guidance had no impact on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, *Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB No. 108 had no impact on our consolidated financial statements.

Accounting pronouncements not yet adopted – In July 2006, the FASB issued Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The new standard is effective for us on January 1, 2007. The adoption of FIN No. 48 is expected to result in adjustments to our reserves for contingent tax liabilities and deferred income taxes, with an offsetting adjustment to accumulated deficit in the first quarter of 2007. We are currently completing our analysis of the impact of this new standard on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. The new standard addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles (GAAP). The new standard is effective for us on January 1, 2008. Although we are still evaluating the impact of this standard, we do not expect adoption to have a material effect on our consolidated financial statements.

Note 2: Supplementary balance sheet and cash flow information

Trade accounts receivable – Net trade accounts receivable was comprised of the following at December 31:

(in thousands)	2006	2005
Trade accounts receivable	$ 111,203	$ 113,141
Allowances for uncollectible accounts	(8,189)	(7,903)
Trade accounts receivable – net	$ 103,014	$ 105,238

Changes in the allowances for uncollectible accounts were as follows:

(in thousands)	2006	2005	2004
Balance, beginning of year	$ 7,903	$ 5,199	$ 1,881
Bad debt expense	8,956	8,808	6,921
Write-offs, net of recoveries	(8,670)	(6,104)	(3,603)
Balance, end of year	$ 8,189	$ 7,903	$ 5,199

Inventories and supplies – Inventories and supplies were comprised of the following at December 31:

(in thousands)	2006	2005
Raw materials	$ 7,663	$ 7,954
Semi-finished goods	13,761	13,957
Finished goods	11,257	9,698
Total inventories	32,681	31,609
Supplies, primarily production	10,173	9,419
Inventories and supplies	$ 42,854	$ 41,028

Other current assets – Other current assets were comprised of the following at December 31:

(in thousands)	2006	2005
Cash held for customers	$ 13,758	$ 12,746
Prepayment to voluntary employee beneficiary association trust (see Note 11)	—	19,394
Other	12,116	10,687
Other current assets	$ 25,874	$ 42,827

Property, plant and equipment – Property, plant and equipment was comprised of the following at December 31:

(in thousands)	2006	2005
Land and land improvements	$ 35,593	$ 35,560
Buildings and building improvements	132,771	133,335
Machinery and equipment	291,838	290,233
Total	460,202	459,128
Accumulated depreciation	(317,955)	(306,160)
Property, plant and equipment – net	$ 142,247	$ 152,968

Assets held for sale – Assets held for sale as of December 31, 2005 included three Financial Services check printing facilities which we closed during 2004, as well as one Small Business Services facility which was closed prior to our acquisition of NEBS in June 2004. During 2006, we completed the sale of the three Financial Services facilities, realizing a gain totaling $5.5 million. During 2006, we recorded a loss of $0.9 million upon the sale of the Small Business Services facility.

Intangibles – Intangibles were comprised of the following at December 31:

	2006			2005		
(in thousands)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Indefinite-lived:						
Trade names	$ 59,400	$ —	$ 59,400	$ 59,400	$ —	$ 59,400
Amortizable intangibles:						
Internal-use software[1]	264,847	(228,719)	36,128	304,793	(218,024)	86,769
Customer lists	114,344	(71,088)	43,256	110,164	(48,177)	61,987
Distributor contracts	30,900	(14,552)	16,348	30,900	(9,402)	21,498
Trade names	31,644	(12,350)	19,294	30,248	(7,258)	22,990
Other	7,596	(3,485)	4,111	7,849	(2,489)	5,360
Amortizable intangibles	449,331	(330,194)	119,137	483,954	(285,350)	198,604
Intangibles	$ 508,731	$ (330,194)	$ 178,537	$ 543,354	$ (285,350)	$ 258,004

[1] During the second quarter of 2006, we recorded a non-cash asset impairment loss of $44,698 related to internal-use software (see Note 7).

Total amortization of intangibles was $59.4 million in 2006, $79.4 million in 2005 and $66.5 million in 2004. Of these amounts, amortization of internal-use software was $25.2 million in 2006, $38.2 million in 2005 and $43.6 million in 2004. Based on the intangibles in service as of December 31, 2006, estimated amortization expense for each of the next five years ending December 31 is as follows:

(in thousands)	
2007	$ 44,186
2008	33,616
2009	20,574
2010	8,084
2011	4,475

We acquire internal-use software in the normal course of business. In conjunction with the acquisition of NEBS in 2004, Dots & Pixels, Inc. in 2005 and Johnson Group in 2006 (see Note 4), we also acquired certain other intangible assets. The following intangible assets were acquired during the years indicated:

	2006		2005		2004	
(in thousands)	Amount	Weighted-average amortization period	Amount	Weighted-average amortization period	Amount	Weighted-average amortization period
Indefinite lives:						
Trade names	$ —	—	$ —	—	$ 59,400	—
Amortizable intangibles:						
Customer lists	4,200	5 years	971	9 years	103,900	6 years
Distributor contracts	—	—	—	—	30,900	9 years
Internal-use software – NEBS acquisition	—	—	—	—	23,171	4 years
Internal-use software – other	18,984	3 years	38,220	5 years	32,917	3 years
Trade names	1,400	5 years	—	—	30,200	7 years
Other	—	—	674	5 years	6,308	11 years
Amortizable intangibles	24,584	4 years	39,865	5 years	227,396	6 years
Acquired intangibles	$ 24,584		$ 39,865		$ 286,796	

Goodwill – As of December 31, 2006, goodwill attributable to our Small Business Services segment included $500.1 million related to the acquisition of NEBS, $7.3 million related to the acquisition of Johnson Group in 2006 and $0.9 million related to our 2005 acquisition of Dots & Pixels, Inc. (see Note 4). Goodwill also included $82.2 million in our Direct Checks segment, primarily related to the acquisition of Designer Checks, which is deductible for tax purposes. Changes in goodwill were as follows:

(in thousands)	Small Business Services	Direct Checks	Total
Balance, December 31, 2004	$ 498,503	$ 82,237	$ 580,740
Adjustment to NEBS restructuring accruals (see Note 6)	(514)	—	(514)
Acquisition of Dots & Pixels (see Note 4)	853	—	853
Translation adjustment	44	—	44
Balance, December 31, 2005	498,886	82,237	581,123
Acquisition of Johnson Group (see Note 4)	7,320	—	7,320
Adjustment to NEBS deferred income taxes (see Note 4)	2,103	—	2,103
Translation adjustment	(3)	—	(3)
Balance, December 31, 2006	$ 508,306	$ 82,237	$ 590,543

Other non-current assets – Other non-current assets as of December 31 were comprised of the following:

(in thousands)	2006	2005
Contract acquisition costs (net of accumulated amortization of $97,910 and $74,600, respectively)	$ 71,721	$ 93,664
Deferred advertising costs	27,891	27,017
Prepaid postretirement asset	187	26,051
Other	17,904	16,521
Other non-current assets	$ 117,703	$ 163,253

Changes in contract acquisition costs were as follows:

(in thousands)	2006	2005	2004
Balance, beginning of year	$ 93,664	$ 83,825	$ 96,085
Additions[1]	14,633	50,177	22,268
Amortization	(36,576)	(34,731)	(34,528)
Refunds from contract terminations	—	(5,607)	—
Balance, end of year	$ 71,721	$ 93,664	$ 83,825

[1] Contract acquisition costs are accrued upon contract execution. Cash payments made for contract acquisition costs were $17,029 in 2006, $70,169 in 2005 and $15,778 in 2004.

Accrued liabilities – Accrued liabilities as of December 31 were comprised of the following:

(in thousands)	2006	2005
Income taxes	$ 25,219	$ 20,347
Employee profit sharing and pension	20,890	19,917
Customer rebates	19,314	16,931
Accrued wages, including vacation	17,214	16,533
Cash held for customers	13,758	12,746
Restructuring due within one year (see Note 6)	10,697	5,442
Contract acquisition payments due within one year	2,707	3,865
Other	37,024	43,421
Accrued liabilities	$ 146,823	$ 139,202

Supplemental cash flow disclosures – Cash payments for interest and income taxes were as follows for the years ended December 31:

(in thousands)	2006	2005	2004
Interest paid	$ 57,035	$ 57,393	$ 28,843
Income taxes paid	74,891	105,546	108,435

As of December 31, 2005, we had accounts payable of $8.5 million related to capital asset purchases. These amounts were reflected in property, plant and equipment and intangibles in our consolidated balance sheet as of December 31, 2005, as we did receive the assets as of that date. The payment of these liabilities was included in purchases of capital assets on the consolidated statement of cash flows for the year ended December 31, 2006.

Note 3: Earnings per share

The following table reflects the calculation of basic and diluted earnings per share from continuing operations. During each period, certain options were excluded from the calculation of diluted earnings per share because their effect would have been antidilutive.

(in thousands, except per share amounts)	2006	2005	2004
Earnings per share – basic:			
Income from continuing operations	$ 100,558	$ 157,963	$ 198,648
Weighted-average shares outstanding	51,001	50,574	50,126
Earnings per share – basic	$ 1.97	$ 3.12	$ 3.96
Earnings per share – diluted:			
Income from continuing operations	$ 100,558	$ 157,963	$ 198,648
Re-measurement of share-based awards classified as liabilities	(584)	—	—
Income available to common shareholders	$ 99,974	$ 157,963	$ 198,648
Weighted-average shares outstanding	51,001	50,574	50,126
Dilutive impact of options, restricted stock units, unvested restricted stock and employee stock purchase plan	229	341	370
Shares contingently issuable	—	21	53
Weighted-average shares and potential dilutive shares outstanding	51,230	50,936	50,549
Earnings per share – diluted	$ 1.95	$ 3.10	$ 3.93
Weighted-average antidilutive options excluded from calculation	3,028	1,860	1,819

Note 4: Acquisitions

2006 acquisition – On October 25, 2006, we acquired the assets of Johnson Group and its affiliated companies for $16.5 million, net of cash acquired. Johnson Group provides prepress, printing, mailing and fulfillment, and finishing services and is included in our Small Business Services segment. The acquisition was funded using availability on our existing credit facilities.

Johnson Group's operating results are included in our consolidated results of operations from the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed resulted in goodwill of $7.3 million, which is deductible for tax purposes. We believe the Johnson Group acquisition resulted in the recognition of goodwill primarily because of the opportunities it provides to expand our business in the custom, full color, digital and web-to-print space with our small business customers. It also provides potential opportunities longer term, specifically in the area of literature management, for financial institutions. Amortizable customer lists of $4.2 million are being amortized over five years using accelerated methods and amortizable trade names of $1.4 million are being amortized over five years on the straight-line basis. Other assets acquired consisted primarily of trade accounts receivable and property, plant and equipment.

2005 acquisition – In July 2005, we acquired all of the outstanding stock of Dots & Pixels, Inc. for $2.0 million, net of cash acquired. Dots & Pixels is a Canadian-based full-color digital printer and is included in our Small Business Services segment. The acquisition was funded using commercial paper borrowings.

Dots & Pixels' operating results are included in our consolidated results of operations from the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed resulted in goodwill of $0.9 million. This acquisition resulted in goodwill primarily due to Dots & Pixels' proprietary printing capabilities and our ability to bring these technologies to our Canadian customers.

2004 acquisition – On June 25, 2004, we acquired all of the outstanding common stock of NEBS for $44 per share and agreed to redeem all outstanding NEBS stock options for $44 per option share less the option exercise price. The total purchase price for the acquisition was comprised of the following:

(in thousands)		
Cash payments for NEBS common stock	$	585,351
Cash payments to redeem NEBS stock options		44,087
Direct costs of the acquisition		10,351
Total purchase price		639,789
Cash acquired from NEBS		(14,031)
Payments for acquisition, net of cash acquired	$	625,758

NEBS is a leading provider of products and services to small businesses. Its offerings include checks, forms, packaging supplies, embossed foil anniversary seals, promotional products and other printed materials which are marketed through direct response marketing, financial institution referrals, independent distributors, sales representatives and the internet. We believe NEBS is a strategic fit, as we both serve small business customers, and the acquisition expanded our product offerings, customer base and non-check revenue. NEBS results of operations are included in our Small Business Services segment, except for those portions which are reported as discontinued operations (see Note 5).

To finance the acquisition, we utilized a bridge financing agreement and commercial paper. A portion of this debt was re-financed in the fourth quarter of 2004 when we issued $600.0 million of long-term debt. Further details concerning this long-term debt can be found in Note 13.

NEBS operating results are included in our consolidated results of operations from the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed resulted in goodwill of $500.1 million. We believe the NEBS acquisition resulted in the recognition of goodwill primarily because of its industry position, the potential to introduce products across multiple channels and the ability to realize cost synergies. During the fourth quarter of 2006, we eliminated deferred tax assets originally recorded at the acquisition date because they were not realizable, resulting in an increase in goodwill of $2.1 million. The following illustrates our allocation of the purchase price to the assets acquired and liabilities assumed:

(in thousands)		
Cash and cash equivalents	$	14,681
Trade accounts receivable		71,563
Inventories and supplies		38,293
Current deferred income taxes		25,125
Other current assets		14,483
Long-term investments		2,974
Property, plant and equipment		59,236
Assets held for sale		2,981
Intangibles		253,871
Goodwill		500,092
Other non-current assets		8,420
Accounts payable		(30,124)
Accrued liabilities		(91,650)
Long-term debt due within one year		(10,417)
Long-term debt		(155,203)
Long-term deferred income taxes		(57,260)
Other non-current liabilities		(7,276)
Total purchase price	$	639,789

Information concerning the intangible assets acquired as part of this acquisition can be found in Note 2. Amortizable trade names and software are being amortized on the straight-line basis. The other amortizable intangible assets are being amortized using accelerated methods.

The following unaudited, pro forma financial information illustrates our estimated results of operations as if the acquisition of NEBS had occurred as of January 1, 2004:

(in thousands, except per share amounts)		2004
Revenue	$	1,884,250
Net income		185,709
Earnings per share:		
Basic	$	3.70
Diluted		3.67

Note 5: Discontinued operations

Discontinued operations in 2006 consisted of the rental income and expenses associated with a building located in the United Kingdom which related to NEBS European businesses sold in December 2004. This building was sold in the second quarter of 2006 for $3.0 million, resulting in a pre-tax gain of $0.5 million.

Discontinued operations in 2005 consisted of the NEBS apparel business known as PremiumWear, as well the rental income and expenses associated with the building in the United Kingdom. The sale of PremiumWear was completed in the third quarter of 2005 for $15.8 million, resulting in a pre-tax gain of $0.8 million.

Discontinued operations in 2004 consisted of PremiumWear and the results of operations of NEBS European businesses. The European businesses, with the exception of the building located in the United Kingdom, were sold in December 2004 for $0.8 million, which approximated the carrying value of these businesses.

Assets of discontinued operations were included in our Small Business Services segment. As of December 31, 2005, non-current assets of discontinued operations consisted of the building located in the United Kingdom.

Revenue and net income (loss) from discontinued operations for the years ended December 31 were as follows:

(in thousands)	2006	2005	2004
Revenue	$ 51	$ 33,249	$ 28,789
Income (loss) from operations	$ 21	$ (1,066)	$ (1,098)
Gain on disposal	543	798	—
Income tax (expense) benefit	(168)	(174)	441
Net income (loss) from discontinued operations	$ 396	$ (442)	$ (657)

Note 6: Restructuring accruals

2006 restructuring charges – During 2006, we recorded restructuring accruals of $11.1 million for employee severance related to employee reductions within our shared services functions of sales, marketing, customer care, fulfillment, information technology, human resources and finance, as well as the closing of our Financial Services customer service call center located in Syracuse, New York. The Syracuse facility was closed in January 2007 and the other employee reductions are expected to be completed by mid-2007. These reductions were the result of our cost reduction initiatives. The restructuring accruals included severance payments for 608 employees, which we expect to fully pay by the end of 2007 utilizing cash from operations. Also during 2006, we reversed $0.2 million of previously recorded restructuring accruals. These restructuring charges, net of the reversals, are reflected as cost of goods sold of $1.2 million and SG&A expense of $9.7 million in our 2006 consolidated statement of income.

2004 restructuring charges – During 2004, we recorded restructuring accruals of $5.7 million for employee severance primarily related to the closing of our Financial Services check printing facility located in Dallas, Texas and our Direct Checks check printing facility located in Anniston, Alabama, as well as reductions in various functional areas primarily within our Direct Checks and Financial Services segments. The closure of the Dallas facility was primarily due to the loss of a major financial institution client whose contract expired at the end of 2004. The other reductions were a result of the continuing decline in check usage, as well as increased productivity. Both the Dallas and Anniston facilities were closed during the fourth quarter of 2004. The other employee reductions were completed during 2005. In total, 450 employees received a total of $5.3 million in severance payments, which were funded by cash from operations. Also during 2004, we reversed $1.3 million of previously recorded restructuring accruals due to fewer employees receiving severance benefits than originally estimated. These restructuring charges, net of the reversals, are reflected as cost of goods sold of $2.0 million and SG&A expense of $2.4 million in our 2004 consolidated statement of income.

Acquisition-related restructuring – As a result of the NEBS acquisition (see Note 4), we assumed restructuring accruals of $1.3 million related to NEBS facility closings which were completed prior to the acquisition. Employee severance payments related to these facility closings were completed by the end of 2004, utilizing cash from operations. Additionally, we recorded restructuring accruals of $30.2 million in 2004 related to

NEBS activities which we decided to exit. The restructuring accruals included severance benefits and $2.8 million due under noncancelable operating leases on facilities which were vacated as we consolidated operations. The severance accruals included payments due to 702 employees. This included employees in the Tucker, Georgia printing facility, which was closed during the fourth quarter of 2004, and the Los Angeles, California and Athens, Ohio facilities, which were closed in the second quarter of 2006. Additionally, the accruals included employees in various functional areas throughout NEBS resulting from our shared services approach to manufacturing and certain SG&A functions. The severance accruals also included amounts due to certain NEBS executives under change of control provisions included in their employment agreements, as we eliminated redundancies between the two companies. As these accruals were included in the liabilities recorded upon acquisition, the related charges are not reflected in our consolidated statements of income. During the second quarter of 2005, we reduced the acquisition-related restructuring accruals by $0.5 million due to a change in estimate as to the number of employees who would receive severance benefits. This adjustment reduced goodwill, and thus, is not reflected in our 2005 consolidated statement of income. The remaining payments due under the operating lease obligations will be paid through mid-2008, utilizing cash from operations.

Restructuring accruals of $11.2 million as of December 31, 2006 and $6.5 million as of December 31, 2005 are reflected in accrued liabilities and other non-current liabilities in our consolidated balance sheets. By company initiative, our restructuring accruals were as follows:

(in thousands)	2003 initiatives	2004 initiatives	NEBS pre-acquisition	NEBS acquisition related	2006 initiatives	Total
Balance, December 31, 2003	$ 10,748	$ —	$ —	$ —	$ —	$ 10,748
Restructuring charges	180	5,515	—	—	—	5,695
NEBS acquisition	—	—	1,321	30,244	—	31,565
Restructuring reversals	(1,120)	(134)	—	—	—	(1,254
Payments, primarily severance	(9,804)	(3,030)	(1,321)	(15,688)	—	(29,843
Balance, December 31, 2004	4	2,351	—	14,556	—	16,911
Restructuring charges	25	335	—	75	—	435
Restructuring reversals	—	(397)	—	(183)	—	(580
Acquisition adjustment	—	—	—	(514)	—	(514
Payments, primarily severance	(29)	(2,279)	—	(7,401)	—	(9,709
Balance, December 31, 2005	—	10	—	6,533	—	6,543
Restructuring charges	—	—	—	438	10,701	11,139
Restructuring reversals	—	—	—	—	(229)	(229
Payments, primarily severance	—	(10)	—	(5,146)	(1,086)	(6,242
Balance, December 31, 2006	$ —	$ —	$ —	$ 1,825	$ 9,386	$ 11,211
Cumulative amounts:						
Restructuring charges	$ 11,999	$ 5,850	$ 1,321	$ 30,243	$ 10,701	$ 60,114
Restructuring reversals	(1,320)	(531)	—	(183)	(229)	(2,263
Payments, primarily severance	(10,679)	(5,319)	(1,321)	(28,235)	(1,086)	(46,640
Balance, December 31, 2006	$ —	$ —	$ —	$ 1,825	$ 9,386	$ 11,211

The components of our restructuring accruals, by segment, were as follows:

(in thousands)	Employee severance benefits				Operating lease obligations	
	Small Business Services	Financial Services	Direct Checks	Corporate[1]	Small Business Services	Total
Balance, December 31, 2003	$ 94	$ 10,564	$ —	$ 90	$ —	$ 10,748
Restructuring charges	59	2,576	2,411	649	—	5,695
NEBS acquisition	28,769	—	—	—	2,796	31,565
Restructuring reversals	—	(1,156)	(98)	—	—	(1,254)
Payments	(17,102)	(10,182)	(2,109)	(413)	(37)	(29,843)
Balance, December 31, 2004	11,820	1,802	204	326	2,759	16,911
Restructuring charges	—	25	171	164	75	435
Restructuring reversals	(183)	(388)	—	(9)	—	(580)
Acquisition adjustment	(514)	—	—	—	—	(514)
Payments	(7,288)	(1,439)	(365)	(481)	(136)	(9,709)
Balance, December 31, 2005	3,835	—	10	—	2,698	6,543
Restructuring charges	2,754	3,261	128	4,949	47	11,139
Restructuring reversals	(4)	(165)	—	(60)	—	(229)
Payments	(4,281)	(393)	(10)	(408)	(1,150)	(6,242)
Balance, December 31, 2006	$ 2,304	$ 2,703	$ 128	$ 4,481	$ 1,595	$ 11,211
Cumulative amounts:						
Restructuring charges	$ 31,162	$ 17,472	$ 2,710	$ 5,852	$ 2,918	$ 60,114
Restructuring reversals	(187)	(1,909)	(98)	(69)	—	(2,263)
Payments	(28,671)	(12,860)	(2,484)	(1,302)	(1,323)	(46,640)
Balance, December 31, 2006	$ 2,304	$ 2,703	$ 128	$ 4,481	$ 1,595	$ 11,211

[1] As discussed in Note 17: Business segment information, corporate costs are allocated to our business segments based on segment revenue. As such, the net Corporate restructuring charges of $4,889 for the year ended December 31, 2006 are reflected in the business segment operating income presented in Note 17 in accordance with this allocation methodology.

The number of employees reflected in our restructuring accruals and reversals, by initiative, was as follows:

	2003 initiatives	2004 initiatives	NEBS acquisition related	2006 initiatives	Total
Balance, December 31, 2003	533	—	—	—	533
Restructuring charges	—	483	—	—	483
NEBS acquisition	—	—	884	—	884
Restructuring reversals	(42)	(18)	—	—	(60)
Employees severed	(488)	(425)	(259)	—	(1,172)
Balance, December 31, 2004	3	40	625	—	668
Restructuring charges	—	3	4	—	7
Restructuring reversals	—	(18)	(188)	—	(206)
Employees severed	(3)	(25)	(175)	—	(203)
Balance, December 31, 2005	—	—	266	—	266
Restructuring charges	—	—	3	605	608
Restructuring reversals	—	—	(1)	(54)	(55)
Employees severed	—	—	(265)	(149)	(414)
Balance, December 31, 2006	—	—	3	402	405

In addition to severance and remaining operating lease obligations, we also incurred other costs related to facility closures, including equipment moves, training and travel. These costs were expensed as incurred and totaled $1.5 million for 2006, $2.2 million for 2005 and $1.8 million for 2004.

Note 7: Asset impairment loss

During the second quarter of 2006, we determined that a software project intended to replace major portions of our existing order capture, billing and pricing systems would not meet our future business requirements in a cost-effective manner. Therefore, we made the decision to abandon the project. Accordingly, during the second quarter, we wrote down the carrying value of the related internal-use software to zero. This resulted in a non-cash asset impairment loss of $44.7 million. Of this amount, $26.4 million was allocated to the Financial Services segment and $18.3 million was allocated to the Small Business Services segment.

Note 8: Derivative financial instruments

During 2004, we entered into $450.0 million of forward starting interest rate swaps to hedge, or lock-in, the interest rate on a portion of the $600.0 million debt we issued in October 2004 (see Note 13). The termination of the lock agreements in September 2004 yielded a deferred pre-tax loss of $23.6 million. During 2002, we entered into two forward rate lock agreements to effectively hedge the annual interest rate on $150.0 million of the $300.0 million notes issued in December 2002 (see Note 13). The termination of the lock agreements in December 2002 yielded a deferred pre-tax loss of $4.0 million. These losses are reflected, net of tax, in accumulated other comprehensive loss in our consolidated balance sheets and are being reclassified ratably to our statements of income as increases to interest expense over the term of the related debt.

Note 9: Provision for income taxes

The components of the provision for income taxes for continuing operations were as follows:

(in thousands)	2006	2005	2004
Current tax provision:			
Federal	$ 74,263	$ 95,484	$ 115,088
State	5,095	9,210	14,552
Total	79,358	104,694	129,640
Deferred tax benefit	(37,375)	(11,923)	(11,415)
Provision for income taxes	$ 41,983	$ 92,771	$ 118,225

Our provision for income taxes for 2005 included tax expense of $0.7 million related to the repatriation of $8.1 million from our Canadian operations under the foreign earnings repatriation provision within the American Jobs Creation Act of 2004. This new law provided for a special one-time deduction of 85% of certain foreign earnings that were repatriated and which met certain requirements.

The effective tax rate on pre-tax income from continuing operations differed from the U.S. federal statutory tax rate of 35% as follows:

	2006	2005	2004
Income tax at federal statutory rate	35.0%	35.0%	35.0%
State income tax expense, net of federal income tax benefit	0.5%	2.1%	2.4%
Change in tax contingencies[1]	0.7%	(0.3%)	(0.1%)
Deferred income tax adjustment[2]	(3.5%)	—	—
Qualified production activity credit	(1.6%)	(0.9%)	—
Other	(1.6%)	1.1%	—
Provision for income taxes	29.5%	37.0%	37.3%

[1] During 2006, accruals related to unresolved tax contingencies more than offset net accrual reversals of $1.5 million related to settled issues, primarily resulting from the expiration of the statute of limitations in various state income tax jurisdictions.

[2] During 2006, we reduced our provision for income taxes $5.0 million for the true-up of certain deferred income tax balances. As this item was not material to our current or prior periods, we recorded a one-time, discrete benefit to our provision for income taxes for the year ended December 31, 2006.

We have established reserves for income tax contingencies. We establish reserves when, despite our belief that the tax return positions are fully supportable, certain positions are likely to be challenged and we may ultimately not prevail in defending those positions. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. Our effective tax rate includes the impact of reserve provisions and changes to reserves, as well as related interest. Our reserves for contingent tax liabilities totaled $8.9 million as of December 31, 2006 and $13.3 million as of December 31, 2005, and are included in accrued liabilities in our consolidated balance sheets. These reserves relate to various tax years subject to audit by taxing authorities. We believe that our current tax reserves are adequate, and reflect the most probable outcome of known tax contingencies. However, the ultimate outcome may differ from our estimates and assumptions and could impact the provision for income taxes reflected in our consolidated statements of income. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution could result in reduced income tax expense in our consolidated statements of income in the future.

Tax-effected temporary differences which gave rise to deferred tax assets and liabilities at December 31 were as follows:

(in thousands)	2006 Deferred tax assets	2006 Deferred tax liabilities	2005 Deferred tax assets	2005 Deferred tax liabilities
Intangible assets	$ —	$ 29,555	$ —	$ 52,053
Goodwill	—	17,073	—	12,620
Property, plant and equipment	—	772	—	12,352
Deferred advertising costs	—	9,106	—	10,295
Employee benefit plans[1]	34,445	—	15,096	—
Interest rate lock agreements (see Note 8)	6,514	—	8,015	—
Miscellaneous reserves and accruals	15,156	—	6,939	—
Inventories	3,123	—	4,619	—
All other	4,362	3,981	6,154	4,101
Total deferred taxes	63,600	60,487	40,823	91,421
Valuation allowance	(652)	—	(131)	—
Net deferred taxes	$ 62,948	$ 60,487	$ 40,692	$ 91,421

[1] Deferred income taxes were impacted by the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of December 31, 2006. Further information can be found in Note 1.

Deferred income taxes have not been recognized on unremitted earnings of our foreign subsidiaries, as these amounts are intended to be reinvested indefinitely in the operations of those subsidiaries.

The valuation allowance as of December 31, 2006 related to Canadian operating loss carryforwards which we do not expect to realize. The valuation allowance as of December 31, 2005 was for a federal operating loss carryforward related to the apparel business we sold in September 2005 (see Note 5). This carryforward expired in 2006.

As of December 31, 2006, we had state and federal net operating loss carryforwards of $1.5 million. These loss carryforwards expire at various dates up to 2026. We also had Canadian operating loss carryforwards of $1.8 million which expire at various dates between 2009 and 2013.

Note 10: Share-based compensation plans

Our employee share-based compensation plans consist of our employee stock purchase plan and our stock incentive plan. Under our stock incentive plan, we currently have non-qualified stock options, restricted stock units, restricted shares and performance share awards outstanding. There are 8.5 million shares of common stock reserved for issuance under the stock incentive plan, with 3.7 million of these shares remaining available for issuance as of December 31, 2006. The following amounts were recognized in our consolidated statements of income for share-based compensation plans:

(in thousands)	2006	2005	2004
Stock options	$ 2,025	$ 3,448	$ 6,265
Restricted shares and restricted stock units[1]	3,379	2,325	4,877
Employee stock purchase plan	787	810	659
Performance share plan[2]	—	420	447
Total share-based compensation expense	$ 6,191	$ 7,003	$ 12,248
Income tax benefit	$ 1,826	$ 2,591	$ 4,569

[1] Includes a decrease in compensation expense of $649 for the year ended December 31, 2006 related to the re-measurement of awards classified as liabilities (see Note 1).

[2] We currently estimate that no awards will be earned under our performance share plan. As such, no expense for this plan was recorded for the year ended December 31, 2006.

As of December 31, 2006, the total compensation expense for unvested awards not yet recognized in our consolidated statements of income was $9.0 million, net of the effect of estimated forfeitures. This amount is expected to be recognized over a weighted-average period of 1.6 years.

Non-qualified stock options – All options allow for the purchase of shares of common stock at prices equal to the stock's market value at the date of grant. Options become exercisable beginning one year after the grant date, with one-third vesting each year over three years. Options may be exercised up to seven years following the date of grant. In the case of qualified retirement, death, disability or involuntary termination without cause, options vest immediately and the period over which the options can be exercised is shortened. Employees forfeit unvested options when they voluntarily terminate their employment with the company, and they have up to three months to exercise vested options before they are cancelled. In the case of involuntary termination with cause, the entire unexercised portion of the award is cancelled. All options vest immediately upon a change of control, as defined in the award agreement. We determine the fair value of options using the Black-Scholes option pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on the straight-line basis over the options' vesting periods. The following weighted-average assumptions were used in determining the fair value of stock options granted under the Black-Scholes model:

	2006	2005	2004
Risk-free interest rate (%)	4.6	3.9	3.6
Dividend yield (%)	4.2	3.9	4.0
Expected volatility (%)	22.1	20.5	22.0
Weighted-average option life (years)	4.7	5.7	5.5

The risk-free interest rate for periods within the expected option life is based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility is based on the historical volatility of our stock. We utilize historical option exercise and employee termination data to estimate the option life.

Information regarding options issued under the current and all previous plans was as follows:

	Number of option shares	Weighted-average exercise price	Aggregate intrinsic value (in thousands)	Weighted-average remaining contractual term (years)
Outstanding at December 31, 2003	3,847,185	$ 35.87		
Granted	199,126	42.35		
Exercised	(538,972)	28.81		
Forfeited or expired	(256,843)	42.51		
Outstanding at December 31, 2004	3,250,496	36.84		
Granted	239,087	39.63		
Exercised	(325,858)	25.29		
Forfeited or expired	(203,340)	36.62		
Outstanding at December 31, 2005	2,960,385	38.46		
Granted	795,700	25.83		
Exercised	(295,485)	19.19		
Forfeited or expired	(393,642)	36.53		
Outstanding at December 31, 2006	3,066,958	37.27	$ 1,228	3.4
Exercisable at December 31, 2004	1,955,950	$ 33.80		
Exercisable at December 31, 2005	2,256,758	38.12		
Exercisable at December 31, 2006	2,265,244	40.46	$ 909	2.4

The weighted-average grant-date fair value of options granted was $4.17 per share for the year ended December 31, 2006, $6.13 per share for the year ended December 31, 2005 and $6.64 per share for the year ended December 31, 2004. The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $2.1 million for the year ended December 31, 2006, $4.4 million for the year ended December 31, 2005 and $7.1 million for the year ended December 31, 2004.

Restricted stock units – Certain employees have the option to receive a portion of their bonus payment in the form of restricted stock units. When employees elect this payment method, we provide an additional matching amount of restricted stock units equal to one-half of the restricted stock units earned under the bonus plan. These awards vest two years from the date of grant. In the case of approved retirement, death, disability or change of control, the units vest immediately. In the case of involuntary termination without cause or voluntary termination, employees receive a cash payment for the units earned under the bonus plan, but forfeit the company-provided matching amount. The fair value of these awards is determined on the date of grant based on the market value of our common stock. Compensation expense, including the effect of estimated forfeitures, is recognized over the applicable service period. Because the bonus portion of these awards may be settled in cash upon voluntary termination of employment, this portion of the awards is included in accrued liabilities in our consolidated balance sheet as of December 31, 2006, and is re-measured at each reporting period based on the current market value of our common stock. The company-provided match portion of the awards is never settled in cash. As such, this portion of the awards is recorded in equity at the grant date fair value and is not re-measured each reporting period.

In addition to awards granted to employees, non-employee members of our board of directors can elect to receive all or a portion of their fees in the form of restricted stock units. Directors are issued shares in exchange for the units upon the earlier of the tenth anniversary of February 1st of the year following the year in which the non-employee director ceases to serve on the board or such other objectively determinable date pre-elected by the director. The fair value of these unit awards is based on the market value of our common stock on the date of grant. Compensation expense is recognized immediately, as the awards are for past services.

Each restricted stock unit is convertible into one share of common stock upon completion of the vesting period. Information regarding our restricted stock units was as follows:

	Number of units	Weighted-average grant date fair value	Aggregate intrinsic value (in thousands)	Weighted-average remaining contractual term (years)
Outstanding at December 31, 2003	89,517	$ 37.44		
Granted	24,516	41.64		
Vested	(72,543)	38.24		
Forfeited	(585)	42.30		
Outstanding at December 31, 2004	40,905	38.45		
Granted	154,356	35.54		
Vested	(63,362)	37.14		
Forfeited	(5,798)	35.44		
Outstanding at December 31, 2005	126,101	35.68		
Granted	15,938	22.38		
Vested	(20,307)	35.44		
Forfeited	(41,875)	35.23		
Outstanding at December 31, 2006	79,857	33.31	$ 2,012	6.8

Of the awards presented here, 21,053 restricted stock units are classified as liabilities in our consolidated balance sheet as of December 31, 2006 at a value of $0.5 million. As of December 31, 2006, these units had a fair value of $25.20 per unit and a weighted-average remaining contractual term of 0.1 year.

The total intrinsic value of restricted stock units vesting was $0.4 million for the year ended December 31, 2006, $2.1 million for the year ended December 31, 2005 and $3.1 million for the year ended December 31, 2004. We made cash payments to settle share-based liabilities of $0.5 million for the year ended December 31, 2006, $0.1 million for the year ended December 31, 2005 and $20,000 for the year ended December 31, 2004.

Restricted shares – We currently have two types of restricted share awards outstanding. Certain of these awards have a set vesting period at which time the restrictions on the shares lapse. The vesting period on these awards currently ranges from two to three years. The fair value of these awards is based on the market value of an unrestricted share on the grant date and is recognized, net of the effect of estimated forfeitures, over the vesting period. We have also granted performance-accelerated restricted shares. The restrictions on these awards lapse three years from the grant date. However, if the performance criteria are met, the restrictions on one-half of the awards will lapse one year from the grant date. Fair value is based on the market value of an unrestricted share on the date of grant and is recognized, net of the effect of estimated forfeitures, over the vesting period.

For both types of restricted share awards, the restrictions lapse immediately in the case of qualified retirement, death or disability. In the case of involuntary termination without cause or a change of control, restrictions on a pro-rata portion of the shares lapse, based on how much of the vesting period has passed. In the case of voluntary termination of employment or termination with cause, the remaining restricted shares are forfeited.

Information regarding unvested restricted shares was as follows:

	Number of shares	Weighted-average grant date fair value
Unvested at December 31, 2003	1,334	$ 38.17
Granted	46,303	42.39
Vested	(917)	37.77
Forfeited	(1,917)	42.35
Unvested at December 31, 2004	44,803	42.36
Granted	51,925	39.47
Vested	(9,746)	41.66
Forfeited	(4,099)	41.16
Unvested at December 31, 2005	82,883	40.70
Granted	401,630	25.51
Vested	(20,958)	36.90
Forfeited	(85,462)	28.99
Unvested at December 31, 2006	378,093	27.52

The total fair value of restricted shares vesting was $0.4 million for the year ended December 31, 2006, $0.3 million for the year ended December 31, 2005 and $39,000 for the year ended December 31, 2004.

Performance shares – Under these awards, the level of shares earned is contingent upon attaining specific performance targets over a three-year period. In the case of qualified retirement, death, disability or involuntary termination without cause on or after the one-year anniversary of the beginning of the performance period, a pro-rata portion of the award will be granted after the expiration of the performance period if an award is earned. In the case of voluntary termination of employment or termination of employment for any reason prior to the one-year anniversary of the beginning of the performance period, no award will be granted. If there is a change in control, a pro-rata portion of the award will be paid for the portion of the performance period up until the date of the change in control, based on the assumption that the performance goals have been achieved at target level. Compensation expense is recognized over the three-year performance period based on our estimate of the number of shares which will be earned by the award recipients. These plans were first utilized in 2004. No awards have been earned under these plans, and we currently estimate that no such awards will be earned.

Employee stock purchase plan – Under our employee stock purchase plan, eligible employees may purchase Deluxe common stock at 85% of its fair market value at the end of each six-month purchase period. Prior to August 1, 2006, the plan contained a "look-back" provision under which the purchase price was calculated as 85% of the lower of the stock's fair market value at the beginning or end of the six-month purchase period.

During the year ended December 31, 2006, 180,277 shares were issued under this plan at prices of $22.76 and $14.45. During the year ended December 31, 2005, 91,902 shares were issued at prices of $32.53 and $32.99. During the year ended December 31, 2004, 100,241 shares were issued at a price of $33.88. Prior to August 1, 2006, we utilized the Black-Scholes option pricing model to calculate the fair value of these awards. This fair value plus the 15% discount amount was recognized as compensation expense over the six-month purchase period. Subsequent to August 1, 2006, the 15% discount amount is recognized as compensation expense over the six-month purchase period.

Note 11: Employee benefit plans

Profit sharing, defined contribution and 401(k) plans – We maintain a profit sharing plan, a defined contribution pension plan and a plan established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. These plans cover substantially all full-time and some part-time employees. Employees are eligible to participate in the plans on the first day of the quarter following their first full year of service. We also provide cash bonus programs under which employees may receive an annual cash bonus payment based on our annual operating performance.

Contributions to the profit sharing and defined contribution plans are made solely by Deluxe and are remitted to the plans' respective trustees. Benefits provided by the plans are paid from accumulated funds of the trusts. In 2006, 2005 and 2004, contributions to the defined contribution pension plan equaled 4% of eligible compensation. Contributions to the profit sharing plan vary based on the company's performance. Under the 401(k) plan, employees could contribute up to the lesser of $15,000 or 50% of eligible wages during 2006. In addition, employees 50 years of age or older were able to make additional contributions of up to $5,000 during 2006. We match 100% of the first 1% of wages contributed by employees and 50% of the next 4% of wages contributed. All employee and employer contributions are remitted to the plans' respective trustees and benefits provided by the plans are paid from accumulated funds of the trusts. Payments made under the cash bonus programs vary based on the company's performance and are paid in cash directly to employees.

Employees are provided a broad range of investment options to choose from in investing their profit sharing, defined contribution and 401(k) plan funds. Investing in Deluxe common stock is not one of these options, although funds selected by employees may at times hold Deluxe common stock.

Expense recognized in the consolidated statements of income for these plans was as follows:

(in thousands)	2006	2005	2004
Profit sharing/cash bonus plans	$ 3,845	$ 976	$ 28,709
Defined contribution pension plan	11,313	10,975	8,066
401(k) plan	7,065	8,084	7,880

Deferred compensation plan – We have a non-qualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. Participants can elect to defer up to a maximum of 100 percent of their base salary plus up to 50 percent of their bonus for the year. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. Each participant is fully vested in all deferred compensation and earnings. A participant may elect to receive deferred amounts in one payment or in monthly installments upon termination of employment or disability. Our total liability under this plan was $11.4 million as of December 31, 2006 and $12.2 million as of December 31, 2005. These amounts are reflected in accrued liabilities and other long-term liabilities in the consolidated balance sheets. We fund this liability through investments in company-owned life insurance policies, as well as debt and equity securities. These investments are included in long-term investments in the consolidated balance sheets and totaled $15.7 million as of December 31, 2006 and $17.9 million as of December 31, 2005.

Voluntary employee beneficiary association trust – We have formed a voluntary employee beneficiary association (VEBA) trust to fund employee and retiree medical costs and severance benefits. Contributions to the VEBA trust are tax deductible, subject to limitations contained in the Internal Revenue Code. VEBA assets primarily consist of fixed income investments. Historically, we made the majority of our contributions to the trust in the first quarter of the year and funded our obligations from the trust assets throughout the year. During 2006, we decided to change this practice. We now fund the VEBA trust throughout the year because the tax benefit from pre-funding the trust no longer exceeds the interest cost associated with the pre-funding. We made contributions to the VEBA trust of $18.5 million in 2006, consisting of $4.5 million of company contributions and $14.0 million of employee contributions. During 2005 we contributed a total of $42.0 million to the trust, consisting of $32.0 million of company contributions and $10.0 million of employee contributions. As of December 31, 2006, our liability for incurred but not reported medical claims exceeded the prepaid balance in the VEBA trust by $0.3 million. This amount is reflected in accrued liabilities in our consolidated balance sheet as of December 31, 2006. The excess of assets in our VEBA trust over the amount of incurred but not reported claims was $19.4 million as of December 31, 2005. This amount is reflected in other current assets in our consolidated balance sheet as of December 31, 2005.

Note 12: Pension and other postretirement benefits

We have historically provided certain health care benefits for a large number of retired employees. Employees hired prior to January 1, 2002 become eligible for benefits if they attain the appropriate years of service and age while working for Deluxe. Employees hired on January 1, 2002 or later are not eligible to participate in our retiree health care plan.

In July 2006, we adopted an amendment to our postretirement benefit plan. The amendment limits the total amount we will pay toward retiree medical costs. The limit will be set at 150% of the average cost per retiree in 2006. Medical costs incurred above the pre-determined limit will be paid by retirees. We expect the cap will be reached in four to six years. We completed a plan re-measurement as of July 31, 2006 to calculate the impact of this plan amendment. This change reduced our accumulated postretirement benefit obligation $29.5 million. This amount will be recognized as a reduction of our postretirement benefit expense over a period of 22 years, which is the average remaining life of plan participants. This change resulted in a $0.7 million reduction in our postretirement benefit expense for 2006.

In December 2003, a law was enacted which introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare plan. Our retiree medical plan does provide prescription drug coverage which is at least actuarially equivalent to the Medicare plan. Effective April 1, 2004, we began reflecting the impact of this new law in our postretirement benefit expense, utilizing the retroactive application method outlined in FSP No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003*. In accordance with this accounting guidance, we completed a re-measurement of our plan assets and liabilities as of December 31, 2003. The federal subsidy provided for under the new Medicare law resulted in a $9.5 million reduction in our accumulated postretirement benefit obligation as of December 31, 2003 and resulted in a $1.0 million reduction in our postretirement benefit expense in 2004.

In addition to our postretirement benefit plans, we also have three pension plans which we acquired as part of the NEBS acquisition (see Note 4). Supplemental executive retirement plans (SERP's) in the United States and Canada and a pension plan which covers certain Canadian employees had a total projected benefit obligation of $14.2 million as of the date of our acquisition of NEBS.

Obligations and funded status – The following table summarizes the change in benefit obligation, plan assets and funded status during 2006 and 2005:

(in thousands)	Postretirement benefit plan	Pension plans
Change in benefit obligation:		
Benefit obligation, December 31, 2004	$ 126,873	$ 12,124
Service cost	782	289
Interest cost	6,915	588
Actuarial losses – net	21,166	218
Benefits paid from the VEBA trust (see Note 11) and company funds	(11,881)	(3,876)
Disposition of apparel business (see Note 5)	(660)	—
Effect of curtailment	—	139
Translation adjustment	—	209
Benefit obligation, December 31, 2005	143,195	9,691
Service cost	1,000	209
Interest cost	7,338	473
Actuarial losses – net	11,273	4
Benefits paid from plan assets, the VEBA trust (see Note 11) and company funds	(13,803)	(446)
Plan amendments	(29,525)	—
Translation adjustment	—	(30)
Benefit obligation, December 31, 2006	$ 119,478	$ 9,901
Change in plan assets:		
Fair value of plan assets, December 31, 2004	$ 76,516	$ 3,576
Actual return on plan assets	14,073	350
Company contributions	—	883
Benefits and expenses paid	—	(129)
Translation adjustment	—	189
Fair value of plan assets, December 31, 2005	90,589	4,869
Actual return on plan assets	7,996	555
Company contributions	—	776
Benefits and expenses paid	(10,342)	(152)
Translation adjustment	—	(49)
Fair value of plan assets, December 31, 2006	$ 88,243	$ 5,999
Funded status, December 31, 2005	$ (52,606)	$ (4,822)
Funded status, December 31, 2006	$ (31,235)	$ (3,902)

Plan assets of our postretirement medical plans do not include the assets of the VEBA trust discussed in Note 11. Plan assets consist only of those assets invested in a trust established under section 401(h) of the Internal Revenue Code. These assets can be used only to pay retiree medical benefits, whereas the assets of the VEBA trust may be used to pay medical and severance benefits for both active and retired employees.

Amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	Postretirement benefit plan		Pension plans	
	2006	2005	2006	2005
Other non-current assets	$ —	$ 26,051	$ 187	$ —
Accrued liabilities	—	—	324	4,217
Other non-current liabilities	31,235	—	3,765	—

Due to the adoption of SFAS No. 158 (see Note 1), amounts included in other comprehensive loss that have not been recognized as components of postretirement benefit expense as of December 31, 2006 were as follows:

(in thousands)	Postretirement benefit plan	Pension plans
Unrecognized prior service credit	$ (44,969)	$ —
Unrecognized net actuarial loss	97,917	219
Fourth quarter contribution	—	80
Tax effect	(19,512)	(93)
Amount recognized in accumulated other comprehensive loss, net of tax	$ 33,436	$ 206

The unrecognized prior service credit for our postretirement benefit plan resulted from a 2003 curtailment and other plan amendments. These changes resulted in a reduction of the accumulated postretirement benefit obligation. This reduction was first used to reduce any existing unrecognized prior service cost, then to reduce any remaining unrecognized transition obligation. The excess is the unrecognized prior service credit. The prior service credit generated by the 2006 plan amendment is being amortized on the straight-line basis over the average remaining life expectancy of plan participants, which is currently 22 years. Prior service credit generated before 2006 and unrecognized actuarial gains and losses are being amortized over the average remaining service period of employees expected to receive benefits under the plan, which is currently 7.7 years. Because employees hired after December 31, 2001 are not eligible to participate in our retiree health care plan, the average remaining service period of employees expected to receive benefits will continue to decrease. The unrecognized net actuarial loss for our postretirement benefit plan resulted from experience different from that assumed or from changes in assumptions. This amount was comprised of the following as of December 31:

(in thousands)	2006	2005
Discount rate assumption	$ 27,246	$ 33,355
Health care cost trend	23,620	25,682
Claims experience	18,454	15,135
Return on plan assets	10,271	11,528
Other	18,326	11,241
Unrecognized net actuarial loss	$ 97,917	$ 96,941

Amounts included in other comprehensive loss as of December 31, 2006 which we expect to recognize in postretirement benefit expense during 2007 are as follows:

(in thousands)	Postretirement benefit plan	Pension plans
Prior service credit	$ (3,959)	$ —
Net actuarial loss	11,238	—
Total	$ 7,279	$ —

The accumulated benefit obligation (ABO) for all of our pension plans was $9.9 million as of December 31, 2006 and $9.3 million as of December 31, 2005. The ABO differs from the projected benefit obligation because it does not include an assumption as to future compensation levels. As of December 31, 2006 and 2005, two of our three pension plans, the United States SERP plan and the Canadian pension plan, had accumulated benefit obligations in excess of plan assets, as follows:

(in thousands)	2006	2005
Projected benefit obligation	$ 9,129	$ 8,914
Accumulated benefit obligation	9,101	8,661
Fair value of plan assets	5,039	4,083

Net pension and postretirement benefit expense – Net pension and postretirement benefit expense for the years ended December 31 consisted of the following components:

	Postretirement benefit plan			Pension plans		
(in thousands)	2006	2005	2004	2006	2005	2004
Service cost	$ 1,000	$ 782	$ 786	$ 209	$ 289	$ 139
Interest cost	7,338	6,915	6,012	473	588	457
Expected return on plan assets	(7,690)	(6,695)	(6,376)	(300)	(263)	(88)
Amortization of prior service credit	(2,841)	(2,617)	(2,617)	—	—	—
Amortization of net actuarial losses	9,992	9,375	7,345	9	—	—
Total periodic benefit expense	7,799	7,760	5,150	391	614	508
Curtailment (gain) loss	—	—	(33)	—	139	—
Net periodic benefit expense	$ 7,799	$ 7,760	$ 5,117	$ 391	$ 753	$ 508

Actuarial assumptions – A September 30 measurement date is used for the calculations related to our pension and postretirement benefit plans.

In measuring benefit obligations as of December 31, the following assumptions were used:

	Postretirement benefit plan		Pension plans	
	2006	2005	2006	2005
Discount rate	5.75%	5.50%	4.60% - 5.75%	4.50% - 5.50%
Rate of compensation increase	—	—	3.50%	3.50%

The discount rate assumption is based on the rates of return on high-quality, fixed-income instruments currently available whose cash flows match the timing and amount of expected benefit payments. In determining the discount rate, we utilize yield curve approaches to discount each cash flow stream at an interest rate specifically applicable to the timing of each respective cash flow. The present value of each cash flow stream is aggregated and used to impute a weighted-average discount rate. Additionally, we consider Moody's high quality corporate bond rates when selecting our discount rate.

In measuring net periodic benefit expense for the years ended December 31, the following assumptions were used:

	Postretirement benefit plan			Pension plans		
(in thousands)	2006	2005	2004	2006	2005	2004
Discount rate	5.50%	5.75%	6.00%	4.50% -5.50%	5.75% - 6.25%	6.00% - 6.50%
Expected return on plan assets	8.75%	8.75%	8.75%	6.25%	6.00%	6.00%
Rate of compensation increase	—	—	—	3.50%	3.50%	3.50% - 4.00%

In determining the expected long-term rate of return on plan assets, we first study historical markets. We then use this data to estimate future returns assuming that long-term historical relationships between equity and fixed income investments are consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors such as inflation and interest rates before we determine long-term capital market assumptions. We also review historical returns to check for reasonableness and appropriateness.

In measuring the benefit obligation for our postretirement medical plan, the following assumptions for health care cost trend rates were used:

	2006		2005	2004
	Participants under age 65	**Participants over age 65**	**All participants**	**All participants**
Health care cost trend rate assumed for next year	9.00%	10.00%	9.75%	10.75%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.25%	5.25%	5.25%	5.25%
Year that the rate reaches the ultimate trend rate	2012	2014	2011	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)	One-percentage-point increase	One-percentage-point decrease
Effect on total of service and interest cost	$ 892	$ (791)
Effect on benefit obligation	11,086	(9,632)

Plan assets – The allocation of plan assets by asset category as of the measurement date was as follows:

	Postretirement benefit plan		Pension plans	
	2006	**2005**	**2006**	**2005**
Equity securities	85%	87%	8%	57%
Debt securities	15%	13%	84%	39%
Cash and cash equivalents	—	—	8%	4%
Total	100%	100%	100%	100%

Our postretirement health care plan and the Canadian pension plans have assets that are intended to meet long-term obligations. In order to meet these obligations, we employ a total return investment approach which considers cash flow needs and balances long-term projected returns against expected asset risk, as measured using projected standard deviations. Risk tolerance is established through careful consideration of projected plan liabilities, the plan's funded status, projected liquidity needs and current corporate financial condition.

Through most of 2006, we targeted an allocation of plan assets of 80% equity securities and 20% fixed income securities for our postretirement medical plan. Within equity securities, we targeted the following allocation: 35% large capitalization equities, 25% small capitalization equities, 20% mid-capitalization equities and 20% international equities. When available within each of these equity groups, the assets were split equally among growth and value investments. In late 2006, subsequent to the September 30 measurement date, we adopted new asset allocation targets in conjunction with changes in the benefit structure of our postretirement medical plan. As of

December 31, 2006, the allocation of plan assets was 76% equity securities and 24% fixed income securities. Within the equity securities category, the allocation was: 42% large capitalization equities, 33% small and mid-capitalization equities and 25% international equities. We believe this new, more conservative allocation is appropriate for the revised liability projections. Plan assets are not invested in real estate, private equity or hedge funds and are not leveraged beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Through June 30, 2006, the defined benefit component of the Canadian pension plan invested in a pooled balance fund. The plan was frozen on July 1, 2006 and will be terminated in January 2008. As such, its assets are now invested in fixed income investments. The investments utilized by this plan conform to our Statement of Investment Policies & Procedures and are overseen by an investment committee. The committee reviews our policies and liability structure annually and reviews the performance of plan assets on a quarterly basis.

Cash flows – We are not contractually obligated to make contributions to the assets of our postretirement medical benefit plan, and we do not anticipate making any such contributions during 2007. However, we do anticipate that we will pay net retiree medical benefits of $10.5 million during 2007.

During 2004, we fully funded the United States SERP obligation with investments in company-owned life insurance policies. The cash surrender value of these policies is included in long-term investments in the consolidated balance sheets and totaled $5.2 million as of December 31, 2006 and $6.4 million as of December 31, 2005. We plan to pay pension benefits of $0.5 million during 2007, and we plan to make contributions of $0.5 million to the pension plans during 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the years indicated:

(in thousands)	Postretirement benefit plan: Gross benefit payments	Postretirement benefit plan: Medicare subsidy expected	Postretirement benefit plan: Net benefit payments	Pension plans: Gross benefit payments
2007	$ 11,300	$ 800	$ 10,500	$ 486
2008	11,500	900	10,600	479
2009	11,800	1,000	10,800	485
2010	12,000	1,100	10,900	6,543
2011	12,100	1,200	10,900	335
2012 – 2016	59,400	7,600	51,800	1,617

Note 13: Debt

Debt outstanding as of December 31 was as follows:

(in thousands)	2006	2005
3.5% senior, unsecured notes due October 1, 2007, net of discount	$ —	$ 324,882
5.0% senior, unsecured notes due December 15, 2012, net of discount	298,872	298,683
5.125% senior, unsecured notes due October 1, 2014, net of discount	274,523	274,461
Long-term portion of capital lease obligations	3,195	4,779
Long-term portion of debt	576,590	902,805
3.5% senior, unsecured notes due October 1, 2007, net of discount	$ 324,950	$ —
Amounts drawn on credit facilities	112,660	—
Commercial paper	—	212,346
2.75% senior, unsecured notes repaid on September 15, 2006	—	50,000
Capital lease obligations due within one year	1,581	1,359
Short-term portion of debt	439,191	263,705
Total debt	$ 1,015,781	$ 1,166,510

All of our senior, unsecured notes include covenants that place restrictions on the issuance of additional debt that would be senior to the notes and the execution of certain sale-leaseback agreements. With the exception of the 3.5% notes due October 1, 2007, principal redemptions may be made at our election prior to their stated maturity. Discounts from par value are being amortized ratably as increases to interest expense over the term of the related debt.

In October 2004, we issued $325.0 million of 3.5% senior, unsecured notes maturing on October 1, 2007 and $275.0 million of 5.125% senior, unsecured notes maturing on October 1, 2014. The notes were issued via a private placement under Rule 144A of the Securities Act of 1933. These notes were subsequently registered with the SEC via a registration statement which became effective on November 23, 2004. Interest payments are due each April and October. Proceeds from the offering, net of offering costs, were $595.5 million. These proceeds were used to pay off commercial paper borrowings used for the acquisition of NEBS (see Note 4). The fair market value of these notes was $551.6 million as of December 31, 2006, based on quoted market prices.

In December 2002, we issued $300.0 million of 5.0% senior, unsecured notes maturing on December 15, 2012. These notes were issued under our shelf registration statement covering up to $300.0 million in medium-term notes, thereby exhausting that registration statement. Interest payments are due each June and December. Proceeds from the offering, net of offering costs, were $295.7 million. These proceeds were used for general corporate purposes, including funding share repurchases, capital asset purchases and working capital. The fair value of these notes was $259.1 million as of December 31, 2006, based on quoted market prices.

In September 2003, we issued $50.0 million of 2.75% senior, unsecured notes which matured on September 15, 2006. The notes were issued under a shelf registration statement which became effective on July 8, 2003 and allowed for the issuance of debt securities, from time to time, up to an aggregate of $500.0 million. Interest payments were due each March and September. Proceeds from the offering, net of offering costs, were $49.8 million. These proceeds were used for general corporate purposes, including funding share repurchases, capital asset purchases and working capital. These notes were repaid in September 2006, utilizing availability on our committed lines of credit.

Our capital lease obligation bears interest at a rate of 10.4% and is due through 2009. We also have operating leases on certain facilities and equipment. Future minimum lease payments under our capital obligation and noncancelable operating leases as of December 31, 2006 were as follows:

(in thousands)	Capital lease	Operating leases
2007	$ 2,004	$ 9,623
2008	2,004	8,015
2009	1,503	6,140
2010	—	3,302
2011	—	1,151
2012 and thereafter	—	133
Total minimum lease payments	5,511	$ 28,364
Less portion representing interest	(735)	
Present value of minimum lease payments	4,776	
Less current portion	(1,581)	
Long-term portion of obligation	$ 3,195	

Total future minimum lease payments under capital and noncancelable operating leases have not been reduced by minimum sublease rentals due under noncancelable subleases. As of December 31, 2006, minimum future sublease rentals were $5.6 million for capital leases and $0.7 million for operating leases.

The composition of rent expense for the years ended December 31 was as follows:

(in thousands)	2006	2005	2004
Minimum rentals	$ 11,024	$ 14,398	$ 14,786
Sublease rentals	(2,200)	(1,764)	(1,647)
Net rental expense	$ 8,824	$ 12,634	$ 13,139

Depreciation of assets under capital leases is included in depreciation expense in the consolidated statements of cash flows. The balance of leased assets as of December 31 was as follows:

(in thousands)	2006	2005
Buildings and building improvements	$ 11,574	$ 11,574
Accumulated depreciation	(8,819)	(7,817)
Net assets under capital leases	$ 2,755	$ 3,757

As of December 31, 2006, we had a $500.0 million commercial paper program in place. We also have committed lines of credit which are available for borrowing and to support our commercial paper program. The credit agreements governing the lines of credit contain customary covenants requiring a ratio of earnings before interest and taxes to interest expense of 3.0 times, as well as limits on the levels of subsidiary indebtedness. The daily average amount outstanding under our commercial paper program and our lines of credit during 2006 was $162.5 million at a weighted-average interest rate of 5.34%. As of December 31, 2006, no commercial paper was outstanding and $112.7 million was outstanding under our lines of credit at a weighted-average interest rate of 6.01%. The daily average amount of commercial paper outstanding during 2005 was $247.3 million at a weighted-average interest rate of 3.29%. As of December 31, 2005, $212.3 million was outstanding at a weighted-average interest of 4.41%. No amounts were drawn on our lines of credit during 2005, and no amounts were outstanding under these lines of credit as of December 31, 2005. As of December 31, 2006, amounts were available under our committed lines of credit for borrowing or for support of commercial paper, as follows:

(in thousands)	Total available	Expiration date	Commitment fee
Five year line of credit	$ 275,000	July 2010	.175%
Five year line of credit	225,000	July 2009	.225%
Total committed lines of credit	500,000		
Amounts drawn on credit facilities	(112,660)		
Outstanding letters of credit	(11,187)		
Net available for borrowing as of December 31, 2006	$ 376,153		

Absent certain defined events of default under our committed lines of credit, there are no significant contractual restrictions on our ability to pay cash dividends.

Note 14: Other commitments and contingencies

Indemnifications – In the normal course of business we periodically enter into agreements that incorporate general indemnification language. These indemnifications encompass such items as product or service defects, intellectual property rights, governmental regulations and/or employment-related matters. Performance under these indemnities would generally be triggered by our breach of the terms of the contract. In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that any potential liability under these indemnities would have a material adverse effect on our financial position, annual results of operations or cash flows. We have recorded liabilities for known indemnifications related to environmental matters.

Environmental matters – We are currently involved in environmental compliance, investigation and remediation activities at some of our current and former sites, primarily check printing facilities of our Financial Services and Small Business Services segments which have been sold over the past several years. Remediation costs are accrued on an undiscounted basis when the obligations are either known or considered probable and can be reasonably estimated. Remediation or testing costs that result directly from the sale of an asset and which we would not have otherwise incurred, are considered direct costs of the sale of the asset. As such, they are included in our assessment of the carrying value of the asset.

Accruals for environmental matters were $5.0 million as of December 31, 2006 and $5.7 million as of December 31, 2005, and primarily related to facilities which have been sold. These accruals are included in accrued liabilities and other long-term liabilities in the consolidated balance sheets. Accrued costs consist of direct costs of the remediation activities, primarily fees which will be paid to outside engineering and consulting firms. Although recorded accruals include our best estimates, our total costs cannot be predicted with certainty due to various factors such as the extent of corrective action that may be required, evolving environmental laws and regulations and advances in environmental technology. Where the available information is sufficient to estimate the amount of the liability, that estimate is used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range is used. We do not believe that the range of possible outcomes could have a material effect on our financial condition, results of operations or liquidity.

As of December 31, 2006, substantially all costs included in our environmental accruals are covered by an environmental insurance policy which we purchased during 2002. As such, we do not anticipate any significant net cash outlays for environmental matters. The insurance policy covers pre-existing conditions from third-party claims and cost overruns for 30 years at owned, leased and divested sites, as well as any new conditions discovered at currently owned or leased sites for ten years. The policy is limited to total costs incurred of $22.9 million. We consider the realization of recovery under the insurance policy to be probable based on the insurance contract in place with a reputable and financially-sound insurance company. As our environmental accruals include our best estimates of these costs, we have recorded receivables from the insurance company within other current assets and other non-current assets based on the amounts of our environmental accruals.

Self-insurance – We are self-insured for certain costs, primarily workers' compensation claims and medical and dental benefits. The liabilities associated with these items represent our best estimate of the ultimate obligations for reported claims plus those incurred, but not reported. The liability for worker's compensation, which totaled $9.9 million as of December 31, 2006 and $10.7 million as of December 31, 2005, is accounted for on a present value basis. The difference between the discounted and undiscounted workers' compensation liability was $0.9 million as of December 31, 2006 and 2005. We record liabilities for medical and dental benefits payable for active employees and those employees on long-term disability. Our liability for active employees is not accounted for on a present value basis as we expect the benefits to be paid in a relatively short period of time. Our liability for those employees on long-term disability is accounted for on a present value basis and in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits*. Our total liability for these medical and dental benefits totaled $7.9 million as of December 31, 2006 and $9.4 million as of December 31, 2005. The difference between the discounted and undiscounted medical and dental liability was $1.5 million as of December 31, 2006 and $2.1 million as of December 31, 2005.

Our self-insurance liabilities are estimated, in part, by considering historical claims experience, demographic factors and other actuarial assumptions. The estimated accruals for these liabilities, portions of which are calculated by third party actuarial firms, could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Litigation – We are party to legal actions and claims arising in the ordinary course of business. We record accruals for legal matters when the expected outcome of these matters is either known or considered probable and can be reasonably estimated. Our accruals do not include related legal and other costs expected to be incurred in defense of legal actions. Based upon information presently available, we believe that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on our annual results of operations, financial position or liquidity.

Note 15: Common stock purchase rights

In February 1988, we adopted a shareholder rights plan under which common stock purchase rights automatically attach to each share of common stock we issue. The rights plan is governed by a rights agreement between us and Wells Fargo Bank, National Association, as rights agent. This agreement most recently was amended and restated as of December 20, 2006 (Restated Agreement).

Pursuant to the Restated Agreement, upon the occurrence of certain events, each right will entitle the holder to purchase one share of common stock at an exercise price of $100. In certain circumstances described in the Restated

Agreement, if (i) any person becomes the beneficial owner of 20% or more of the company's common stock, (ii) the company is acquired in a merger or other business combination or (iii) upon the occurrence of other events, each right will entitle its holder to purchase a number of shares of common stock of the company, or the acquirer or the surviving entity if the company is not the surviving corporation in such a transaction. The number of shares purchasable will be equal to the exercise price of the right divided by 50% of the then-current market price of one share of common stock of the company, or other surviving entity (i.e., at a 50% discount), subject to adjustments provided in the Restated Agreement. The rights expire December 31, 2016, and may be redeemed by the company at a price of $.01 per right at any time prior to the occurrence of the circumstances described above. The Restated Agreement requires an independent director review of the plan at least once every three years.

Note 16: Shareholders' deficit

We are in a shareholders' deficit position due to the required accounting treatment for share repurchases, completed primarily in 2002 and 2003. Share repurchases are reflected as reductions of shareholders' equity in the consolidated balance sheets. Under the laws of Minnesota, our state of incorporation, shares which we repurchase are considered to be authorized and unissued shares. Thus, share repurchases are not presented as a separate treasury stock caption in our consolidated balance sheets, but are recorded as direct reductions of common shares, additional paid-in capital and retained earnings. We have not repurchased any shares since the second quarter of 2004. We have an outstanding authorization from our board of directors to purchase up to 10 million shares of our common stock. This authorization has no expiration date, and 7.9 million shares remain available for purchase under this authorization. In addition to the impact of share repurchases, we are in a shareholders' deficit position due to the adoption on December 31, 2006 of the recognition provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (see Note 1). Adoption of SFAS No. 158 increased shareholders' deficit $33.4 million as of December 31, 2006.

Accumulated other comprehensive loss as of December 31 was comprised of the following:

(in thousands)	2006	2005	2004
Postretirement and defined benefit pension plans:			
Unrealized prior service credit	$ 28,398	$ —	$ —
Unrealized net actuarial losses	(61,993)	—	—
Fourth quarter plan contributions	(47)	—	—
Postretirement and defined benefit pension plans, net of tax	(33,642)	—	—
Loss on derivatives, net of tax	(11,162)	(13,721)	(16,297)
Unrealized gain on securities, net of tax	242	63	110
Translation adjustment	2,689	2,434	2,320
Accumulated other comprehensive loss	$ (41,873)	$ (11,224)	$ (13,867)

Note 17: Business segment information

We operate three business segments: Small Business Services, Financial Services and Direct Checks. Small Business Services sells business checks, forms and related printed products to small businesses and home offices through direct response marketing, financial institution referrals, sales representatives, independent distributors and the internet. Financial Services sells personal and business checks, check-related products and services, and customer loyalty services to financial institutions. Direct Checks sells personal and business checks and related products directly to consumers through direct response marketing and the internet. All three segments operate primarily in the United States. Small Business Services also has operations in Canada. No single customer accounted for more than 10% of revenue in 2006, 2005 or 2004.

The accounting policies of the segments are the same as those described in Note 1. We allocate corporate costs to our business segments, including costs of our human resources, supply chain, finance, information technology and legal functions. Where costs incurred are directly attributable to a business segment, primarily within the areas of information technology, supply chain and finance, those costs are reported in that segment's results and are not part of our corporate cost allocation. Due to our shared services approach to many of our functions, certain costs cannot be directly attributable to a business segment. These corporate costs are allocated to our business segments.

Prior to the acquisition of NEBS in June 2004, we allocated corporate costs to the business segments based on segment revenue, as revenue is a measure of the relative size and magnitude of each segment and indicates the level of corporate shared services consumed by each segment. Upon the acquisition of NEBS, we did not begin allocating corporate costs to the NEBS portion of Small Business Services, as NEBS continued to utilize its legacy systems and organizations as we developed and implemented plans for the integration of the businesses. On April 1, 2005, NEBS implemented certain of our corporate information systems and began utilizing most of our corporate shared services functions. As such, we began allocating corporate costs to the NEBS portion of the Small Business Services segment for those corporate functions being utilized by the NEBS business. As of January 1, 2006, NEBS was fully integrated into all of our corporate functions and we began allocating corporate costs to all of our business segments, based on segment revenue. Corporate asset balances are not allocated to the segments. Depreciation and amortization expense related to corporate assets which was allocated to the segments was $18.9 million in 2006, $14.7 million in 2005 and $8.7 million in 2004. Corporate assets consist primarily of shared facilities, long-term investments and internal-use software related to corporate activities.

We are an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations and the sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating income and other financial information shown.

The following is our segment information as of and for the years ended December 31:

(in thousands)		Reportable business segments: Small Business Services	Reportable business segments: Financial Services	Reportable business segments: Direct Checks	Corporate	Consolidated
Revenue from external customers:	2006....	$ 969,809	$ 458,118	$ 211,727	$ —	$ 1,639,654
	2005....	932,286	537,525	246,483	—	1,716,294
	2004....	616,345	665,373	285,297	—	1,567,015
Operating income:	2006....	86,764	46,613	64,922	—	198,299
	2005....	105,118	119,677	80,044	—	304,839
	2004....	101,910	159,986	86,016	—	347,912
Depreciation and amortization expense:	2006....	63,214	14,548	7,108	—	84,870
	2005....	72,165	27,708	8,475	—	108,348
	2004....	40,303	43,753	9,800	—	93,856
Asset impairment loss:	2006....	18,285	26,413	—	—	44,698
	2005....	—	—	—	—	—
	2004....	—	—	—	—	—
Total assets:	2006....	854,115	151,241	121,361	140,415	1,267,132
	2005....	894,774	181,579	126,582	222,940	1,425,875
	2004....	995,460	224,637	135,739	143,243	1,499,079
Capital asset purchases:	2006....	9,752	7,599	654	23,319	41,324
	2005....	13,082	8,046	1,089	33,436	55,653
	2004....	2,914	7,923	2,689	30,291	43,817

Revenue by product was as follows:

(in thousands)	2006	2005	2004
Checks and related services	$ 1,041,856	$ 1,123,255	$ 1,187,178
Other printed products, including forms	285,307	296,075	122,305
Accessories and promotional products	242,020	230,249	220,255
Packaging supplies and other	70,471	66,715	37,277
Total revenue	$ 1,639,654	$ 1,716,294	$ 1,567,015

The following information is based on the geographic locations of our subsidiaries:

(in thousands)	2006	2005	2004
Revenue from external customers:			
United States	$ 1,570,824	$ 1,656,633	$ 1,536,717
Canada	68,830	59,661	30,298
Total revenue	$ 1,639,654	$ 1,716,294	$ 1,567,015
Long-lived assets:			
United States	$ 1,052,257	$ 1,195,112	$ 1,239,471
Foreign, primarily Canada	12,758	16,825	19,222
Total long-lived assets	$ 1,065,015	$ 1,211,937	$ 1,258,693

Note 18: Subsequent event

In January 2007, we completed the sale of the assets of our Small Business Services industrial packaging product line for $20 million, realizing a gain of approximately $4.5 million. This business generated approximately $51 million of revenue in 2006. We do not expect this sale to have a significant impact on our earnings or operating cash flow.

DELUXE CORPORATION

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

	2006 Quarter Ended			
	March 31	June 30[1]	September 30[2]	December 31[3]
Revenue	$ 411,430	$ 402,959	$ 398,087	$ 427,178
Gross profit	255,454	251,291	248,358	271,272
Net income (loss)	24,668	(2,367)	31,163	47,490
Earnings (loss) per share:				
Basic	0.49	(0.05)	0.61	0.93
Diluted	0.48	(0.05)	0.61	0.92
Cash dividends per share	0.40	0.40	0.25	0.25

	2005 Quarter Ended			
	March 31	June 30[4]	September 30	December 31
Revenue	$ 437,320	$ 434,476	$ 412,501	$ 431,997
Gross profit	285,249	283,703	263,253	275,728
Net income	39,372	42,056	37,134	38,959
Earnings per share:				
Basic	0.78	0.83	0.73	0.77
Diluted	0.78	0.83	0.73	0.76
Cash dividends per share	0.40	0.40	0.40	0.40

(1) 2006 second quarter results include a pre-tax asset impairment loss of $44.7 million related to the abandonment of a software project.

(2) 2006 third quarter results include a $2.9 million reduction in the provision for income taxes related to changes in our legal entity structure and the settlement of prior period tax audits.

(3) 2006 fourth quarter results include a pre-tax gain of $11.0 million from the termination of an underperforming outsourced payroll services contract, a $5.0 million reduction in the provision for income taxes related to a one-time deferred tax adjustment, as well as net pre-tax restructuring accruals of $8.4 million related to various employee reductions.

(4) 2005 second quarter results include revenue of $11.7 million from contract termination payments.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures – As of the end of the period covered by this report (the Evaluation Date), we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the 1934 Act)). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting – Management of Deluxe Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment we have concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9B. Other Information.

Controls – There were no changes in our internal control over financial reporting identified in connection with our evaluation during the quarter ended December 31, 2006, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Departure of Director – At a regularly scheduled meeting of the board of directors held on February 13, 2007, T. Michael Glenn advised the board of his decision not to stand for re-election to the board at our 2007 annual meeting of shareholders, which is currently scheduled for April 25, 2007. Mr. Glenn intends to serve out the remainder of his current term as a director, which term expires as of the 2007 annual meeting. Mr. Glenn is an executive of FedEx Corporation, and his decision not to stand for re-election is based solely on a desire to avoid any potential appearance of conflict as FedEx Corporation and Deluxe continue to pursue their respective strategies for serving the small business customer.

Equity-Based Grants – On February 13, 2007, the compensation committee of the board of directors approved the issuance of equity-based grants under our long-term incentive program (or "LTIP"). All of our executive officers, together with other designated key employees, are eligible to receive equity-based grants under the Deluxe Corporation Stock Incentive Plan, which plan has been approved by our shareholders.

For 2006, our LTIP includes grants of non-qualified stock options having an exercise price equal to the closing price of our common stock on the date of grant, as well as performance accelerated restricted stock. All grants approved by the compensation committee on February 13, 2007, are governed by standard forms of award agreements, copies of which are attached as exhibits 10.28 and 10.29 to this report.

PART III

Except where otherwise noted, the information required by Items 10 through 14 is incorporated by reference from our definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days of our fiscal year-end, with the exception of the executive officers section of Item 10, which is included in Part I, Item 1 of this report.

Item 10. Directors, Executive Officers and Corporate Governance.

See Part I, Item 1 of this report "Executive Officers of the Registrant." The sections of the proxy statement entitled "Item 1: Election of Directors," "Board Structure and Governance—Audit Committee Expertise; Complaint-Handling Procedures," "Board Structure and Governance—Meetings and Committees of the Board of Directors—Audit Committee," "Stock Ownership and Reporting—Section 16(a) Beneficial Ownership Reporting Compliance" and "Board Structure and Governance—Code of Ethics and Business Conduct" are incorporated by reference to this report.

The full text of our Code of Ethics and Business Conduct (Code of Ethics) is posted on the Investor Relations page of our website at www.deluxe.com under the "Corporate Governance" caption. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions by posting such information on our website at the address and location specified above.

Item 11. Executive Compensation.

The sections of the proxy statement entitled "Compensation Committee Report," "Executive Compensation," "Director Compensation" and "Board Structure and Governance—Compensation Committee Interlocks and Insider Participation" are incorporated by reference to this report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The section of the proxy statement entitled "Stock Ownership and Reporting—Security Ownership of Certain Beneficial Owners and Management" is incorporated by reference to this report.

The following table provides information concerning all of our equity compensation plans as of December 31, 2006:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by shareholders	3,146,815[(1)]	$36.32[(1)]	8,181,433[(2)]
Equity compensation plans not approved by shareholders	None	None	None
Total	3,146,815	$36.32	8,181,433

(1) Includes awards granted under our 2000 Stock Incentive Plan, as amended, and our previous stock incentive plan, adopted in 1994. The number of securities to be issued upon exercise of outstanding options, warrants and rights includes outstanding stock options of 3,066,958 and restricted stock unit awards of 79,857.

(2) Includes 4,447,800 shares reserved for issuance under our Amended and Restated 2000 Employee Stock Purchase Plan. Of the total available for future issuance, 2,791,405 shares remain available, in the aggregate, for grants of restricted stock, restricted stock units and performance awards under our 2000 Stock Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

None of our directors or officers, nor any known person who beneficially owns, directly or indirectly, five percent of our common stock, nor any member of the immediate family of any of the foregoing persons has any material interest, direct or indirect, in any transaction since January 1, 2006 or in any presently proposed transaction which, in either case, has affected or will materially affect us. None of our directors or officers is indebted to us.

The sections of the proxy entitled "Board Structure and Governance—Board Oversight and Director Independence" and "Board Structure and Governance—Related Party Transaction Policy and Procedures" are incorporated by reference to this report.

Item 14. Principal Accounting Fees and Services.

The sections of the proxy statement entitled "Fiscal Year 2006 Audit and Independent Accountants—Fees Paid to Independent Accountants" and "Fiscal Year 2006 Audit and Independent Accountants—Policy on Audit Committee Pre-Approval of Independent Accountant Fees and Services" are incorporated by reference to this report.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required or not applicable, or the required information is shown in the consolidated financial statements or notes.

(b) Exhibit Listing

The following exhibits are filed as part of or are incorporated in this report by reference:

Exhibit Number	Description	Method of Filing
1.1	Purchase Agreement, dated September 28, 2004, by and among us and J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the several initial purchasers listed in Schedule 1 of the Purchase Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the Commission on October 4, 2004)	*
2.1	Agreement and Plan of Merger, dated as of May 17, 2004, by and among us, Hudson Acquisition Corporation and New England Business Service, Inc. (incorporated by reference to Exhibit (d)(1) to the Deluxe Corporation Schedule TO-T filed with the Commission on May 25, 2004)	*
3.1	Articles of Incorporation (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1990)	*
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)	*
4.1	Amended and Restated Rights Agreement, dated as of December 20, 2006, by and between us and Wells Fargo Bank, National Association, as Rights Agent, which includes as Exhibit A thereto, the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Commission on December 21, 2006)	*
4.2	First Supplemental Indenture dated as of December 4, 2002, by and between us and Wells Fargo Bank Minnesota, N.A. (formerly, Norwest Bank Minnesota, National Association), as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the Commission on December 5, 2002)	*
4.3	Indenture, dated as of April 30, 2003, by and between us and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, National Association), as trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 (Registration No. 333-104858) filed with the Commission on April 30, 2003)	*
4.4	Form of Officer's Certificate and Company Order authorizing the 2007 Notes, series B (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-4 (Registration No. 333-120381) filed with the Commission on November 12, 2004)	*
4.5	Specimen of 3½% senior notes due 2007, series B (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-4 (Registration No. 333-120381) filed with the Commission on November 12, 2004)	*

4.6	Form of Officer's Certificate and Company Order authorizing the 2014 Notes, series B (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form S-4 (Registration No. 333-120381) filed with the Commission on November 12, 2004)	*
4.7	Specimen of 5 1/8% notes due 2014, series B (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form S-4 (Registration No. 333-120381) filed with the Commission on November 12, 2004)	*
10.1	Deluxe Corporation 2004 Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)**	*
10.2	Deluxe Corporation 2000 Stock Incentive Plan, as Amended (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)**	*
10.3	Annex I to the Deluxe Corporation 2000 Stock Incentive Plan, Non-employee Director Stock and Deferral Plan, as Amended**	Filed herewith
10.4	Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2001)**	*
10.5	Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)**	*
10.6	First Amendment of the Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 4.3 to the Form S-8 filed January 7, 2002)**	*
10.7	Second Amendment of the Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2002)**	*
10.8	Third Amendment of the Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the year ended December 31, 2005)**	*
10.9	Deluxe Corporation Deferred Compensation Plan Trust (incorporated by reference to Exhibit 4.3 to the Form S-8 filed January 7, 2002)**	*
10.10	Deluxe Corporation Executive Deferred Compensation Plan for Employee Retention and Other Eligible Arrangements (incorporated by reference to Exhibit 10.24 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)**	*
10.11	Deluxe Corporation Supplemental Benefit Plan (incorporated by reference to Exhibit (10)(B) to the Annual Report on Form 10-K for the year ended December 31, 1995)**	*

10.12	First Amendment to the Deluxe Corporation Supplemental Benefit Plan (2001 Restatement) (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2001)**	*
10.13	Description of modification to the Deluxe Corporation Non-Employee Director Retirement and Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K for the year ended December 31, 1997)**	*
10.14	Description of Non-employee Director Compensation Arrangements, updated January 1, 2007**	Filed herewith
10.15	Form of Severance Agreement entered into between Deluxe and the following executive officers: Anthony Scarfone, Luann Widener, Terry Peterson, Mike Degeneffe, Richard Greene and Jeff Stoner (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2000)**	*
10.16	Form of Executive Retention Agreement entered into between Deluxe and the following executive officers: Anthony Scarfone, Luann Widener, Mike Degeneffe, Richard Greene and Jeff Stoner (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2000)**	*
10.17	Form of Executive Retention Agreement between us and Lee Schram (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Commission on April 17, 2006)**	*
10.18	Form of Agreement for Awards Payable in Restricted Stock Units (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on January 28, 2005)**	*
10.19	Form of Non-employee Director Non-qualified Stock Option Agreement (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.20	Form of Non-employee Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.21	Form of Agreement as to Award of Restricted Common Stock (Non-Employee Director Grants) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on October 27, 2006)**	*
10.22	Form of Non-qualified Stock Option Agreement (as amended February 2006) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on February 21, 2006)**	*
10.23	Form of Non-qualified Stock Option Agreement (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*

10.24	Form of Performance Award Agreement (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.25	Form of Restricted Stock Award Agreement (Two-Year Retention Term) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Commission on February 21, 2006)**	*
10.26	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.27	Form of Performance Accelerated Restricted Stock Award Agreement (2006 grants) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission on February 21, 2006)**	*
10.28	Form of Non-Qualified Stock Option Agreement (version 2/07)**	Filed herewith
10.29	Form of Performance Accelerated Restricted Stock Award Agreement (version 2/07)**	Filed herewith
10.30	Employment Agreement dated as of April 10, 2006, between us and Lee Schram (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on April 17, 2006)**	*
10.31	Offer letter, dated as of September 15, 2006, between us and Richard S. Greene (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)**	*
12.1	Statement re: Computation of Ratios	Filed herewith
21.1	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney	Filed herewith
31.1	CEO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	CFO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	CEO and CFO Certification of Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith

*Incorporated by reference

**Denotes compensatory plan or management contract

Note to recipients of Form 10-K: Copies of exhibits will be furnished upon written request and payment of reasonable expenses in furnishing such copies.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELUXE CORPORATION

Date: February 15, 2007

By: /s/ Lee Schram
Lee Schram
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 15, 2007.

Signature	**Title**
By /s/ Lee Schram Lee Schram	Chief Executive Officer (Principal Executive Officer)
By /s/ Richard S. Greene Richard S. Greene	Senior Vice President, Chief Financial Officer (Principal Financial Officer)
By /s/ Terry D. Peterson Terry D. Peterson	Vice President, Investor Relations and Chief Accounting Officer (Principal Accounting Officer)
* T. Michael Glenn	Director
* Charles A. Haggerty	Director
* Isaiah Harris, Jr.	Director
* William A. Hawkins, III	Director
* Cheryl E. Mayberry McKissack	Director

* Stephen P. Nachtsheim	Director
* Mary Ann O'Dwyer	Director
* Martyn R. Redgrave	Director

*By: /s/ Lee Schram
Lee Schram
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
10.3	Annex I to the Deluxe Corporation 2000 Stock Incentive Plan, Non-employee Director Stock and Deferral Plan, as Amended
10.14	Description of Non-employee Director Compensation Arrangements, updated January 1, 2007
10.28	Form of Non-Qualified Stock Option Agreement (version 2/07)
10.29	Form of Performance Accelerated Restricted Stock Award Agreement (version 2/07)
12.1	Statement re: Computation of Ratios
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	CEO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2004
31.2	CFO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2004
32.1	CEO and CFO Certification of Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annual Meeting of Shareholders

Shareholders are invited to attend Deluxe's annual meeting of shareholders. It will be held Wednesday, April 25, 2007, at Deluxe's headquarters — 3680 Victoria St. N., Shoreview, Minnesota, 55126, at 2:00 p.m. (CDT).

Information about Deluxe also can be found in the Investor Relations section of our website: http://www.deluxe.com.

Dividend Direct Deposit

Deluxe Corporation directly deposits dividends into the accounts of its employee shareholders. This service also is available to shareholders who are not employees. It allows shareholders to have their dividends automatically deposited into an account at the financial institution they designate. Direct deposit provides convenient, fast access to dividend payments.

For additional information about dividend deposit or to change the account to which your dividend is currently being deposited, please contact Wells Fargo Bank, N.A. by telephone at 800-468-9716 (toll-free) or by e-mail by visiting their website at www.wellsfargo.com/com/shareowner_services.

DELUXE

Deluxe Corporation
3680 Victoria St. N.
Shoreview, MN 55126-2966
P.O. Box 64235
St. Paul, MN 55164-0235

proxy

This proxy is solicited on behalf of the Board of Directors.

The undersigned appoints Stephen P. Nachtsheim, Lee J. Schram and Anthony C. Scarfone as proxies (the "Named Proxies"), each with the power to act alone and to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the other side of this proxy card, all shares of common stock of Deluxe Corporation held of record by the undersigned on March 6, 2007, at the annual meeting of shareholders to be held on April 25, 2007, and at any adjournment thereof.

This proxy, when properly executed, will be voted as designated on the other side. If no choice is specified, this proxy will be voted "FOR" each of the nominees for the Board of Directors listed in Item 1 on the other side and "FOR" Item 2. Also, by signing this proxy, you revoke all prior proxies and authorize the above Named Proxies to vote in their discretion upon such other business as may properly come before the meeting. Deluxe anticipates that no other business will be conducted at the meeting. The undersigned hereby acknowledges receipt of the proxy statement for the annual meeting of shareholders.

See reverse for voting instructions.

COMPANY #

There are three ways to vote by proxy.

Your telephone or internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY PHONE. It's toll-free. It's quick, easy, and immediate. 800-560-1965

- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week, until 12:00 p.m. (CT) on April 24, 2007.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions that are provided.

VOTE BY INTERNET. It's quick, easy, and immediate. http://www.eproxy.com/dlx/

- Use the internet to vote your proxy 24 hours a day, 7 days a week, until 12:00 p.m. (CT) on April 24, 2007.
- Please have your proxy card and the last four digits of your Social Security Number or Tax Identification Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope that we provided, or return it to Deluxe Corporation, c/o Shareowner Services, P.O. Box 64873, St. Paul, MN 55164-0873.

If you vote by telephone or the internet, please do not mail your proxy card.

Please detach here

The Board of Directors recommends a vote FOR Items 1 and 2.

1. Election of directors
   01 Charles A. Haggerty
   02 Isaiah Harris, Jr.
   03 William A. Hawkins, III
   04 Cheryl Mayberry McKissack
   05 Stephen P. Nachtsheim
   06 Mary Ann O'Dwyer
   07 Martyn R. Redgrave
   08 Lee J. Schram

   ☐ Vote FOR all nominees (except as indicated in the box below)   ☐ Vote WITHHELD from all nominees

To withhold authority to vote for any nominees, write the number(s) of the nominee(s) in the box to the right.

2. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2007.   ☐ For   ☐ Against   ☐ Abstain

3. Take action on any other business that may properly come before the meeting and any adjournment thereof.

Address Change? Mark Box ☐ Indicate changes below:

Date ______________________, 2007

Signature(s) in Box

Please sign exactly as name appears at the left. When shares are held by joint tenants, either or both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the shareholder is a corporation, please sign in full corporate name by president or other authorized officer. If the shareholder is a partnership, please sign in partnership name by authorized person.

DELUXE

Deluxe Corporation
3680 Victoria Street N.
Shoreview, MN 55126-2966
P.O. Box 64235
St. Paul, MN 55164-0235
www.deluxe.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 25, 2007

To the Shareholders of Deluxe Corporation:

The 2007 annual meeting of shareholders will be held at the Deluxe Corporation headquarters located at 3680 Victoria Street North, Shoreview, Minnesota 55126 on Wednesday, April 25, 2007, at 2:00 p.m. Central Time for the following purposes:

1. To elect eight directors to hold office until the 2008 annual meeting of shareholders.

2. To consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2007.

3. To take action on any other business that may properly come before the meeting and any adjournment thereof.

Shareholders of record at the close of business on March 6, 2007 are entitled to vote at the meeting and at any adjournment thereof.

Whether or not you expect to be present at the meeting, please complete, sign, date and return the enclosed proxy card as soon as possible or follow the instructions on the proxy card for voting via telephone or the internet to ensure the presence of a quorum and save Deluxe further solicitation expense. For your convenience, a return envelope is enclosed that requires no postage if mailed in the United States. If you decide to attend the meeting and vote in person, you may withdraw your proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Anthony C. Scarfone
Secretary

March 8, 2007

DELUXE CORPORATION

3680 Victoria Street N., Shoreview, Minnesota 55126-2966

Proxy Statement
2007 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 25, 2007

TABLE OF CONTENTS

INFORMATION CONCERNING SOLICITATION AND VOTING

What is the purpose of the meeting?

At our annual meeting, shareholders will act on the matters disclosed in the Notice of Annual Meeting of Shareholders that preceded this proxy statement. There are two proposals scheduled to be voted on at the meeting:

- Elect eight directors; and
- Ratify the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm.

We will also consider any other business that may be properly presented at the meeting, and management will report on Deluxe's performance during the last fiscal year and respond to questions from shareholders.

The Board of Directors of Deluxe is asking you to vote on the proposed items of business. This proxy statement and form of proxy, along with our annual report to shareholders, are first being sent to shareholders on or about March 19, 2007.

How does the Board recommend that I vote?

The Board of Directors recommends a vote:

- FOR all of the nominees for director; and
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for the fiscal year ending December 31, 2007.

Who is entitled to vote at the meeting?

The Board has set March 6, 2007, as the record date for the meeting. If you were a shareholder of record at the close of business on March 6, 2007, you are entitled to vote at the meeting. You have one vote for each share of common stock you held on the record date.

As of the record date, 51,612,139 shares of Deluxe common stock were outstanding. Deluxe does not have any other class of capital stock outstanding.

How many shares must be present to hold the meeting?

A quorum is necessary to hold the meeting and conduct business. The presence of shareholders who can direct the vote (with respect to the election of directors) of at least a majority of the outstanding shares of common stock as of the record date is considered a quorum. A shareholder is counted present at the meeting if:

- the shareholder is present and votes in person at the meeting; or
- the shareholder has properly submitted a proxy or voted by telephone or through the internet.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name, you are considered the shareholder of record with respect to those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are still considered the beneficial owner of the shares, but your shares are held in "street name".

How do I vote my shares?

If you are a shareholder of record, you can vote your shares without having to attend the meeting by providing a proxy. This can be done either:

- over the telephone, by calling 800-560-1965 (toll-free);
- electronically, using the internet at http://www.eproxy.com/dlx; or
- by mailing the enclosed proxy card.

The telephone and internet voting procedures have been set up for your convenience. The procedures have been designed to verify your identity, to allow you to give voting instructions and to confirm that those instructions have been recorded properly. If you are a shareholder of record and you would like to vote by telephone or by using the internet, please refer to the specific instructions on the enclosed proxy card. If you wish to vote using the paper proxy card, please return your signed proxy card to us before the meeting. You may also vote in person at the meeting.

If you hold your shares in street name, you must vote your shares following the procedures indicated to you by your broker or nominee on the enclosed voting instruction card.

What does it mean if I receive more than one proxy card?

It means you hold shares registered in more than one account. To ensure that all of your shares are voted, sign and return each proxy card or, if you vote by telephone or through the internet, vote once for each proxy card you receive. If you wish to consolidate your accounts, please contact our stock transfer agent, Wells Fargo Bank, N.A., at P.O. Box 64854, St. Paul, Minnesota 55164 or by telephone at 800-468-9716 (toll-free).

In addition to a proxy card, you may also receive a "voting instructions" card which looks very similar to a proxy card. Voting instructions are prepared by brokers, banks or other nominees for shareholders who hold shares in street name.

Can I vote my shares in person at the meeting?

Yes. If you are a shareholder of record, you may vote your shares at the meeting by completing a ballot at the meeting. However, even if you currently plan to attend the meeting, we recommend that you submit your proxy ahead of time so that your vote will be counted if, for whatever reason, you later decide not to attend the meeting.

If you hold your shares in street name, you may vote your shares in person at the meeting only if you obtain a signed proxy from your broker, bank or other nominee giving you the right to vote such shares at the meeting.

What vote is required to elect directors?

In accordance with Minnesota law, directors are elected by a plurality of votes cast. This means that the eight nominees receiving the highest number of votes will be elected, provided that a quorum is present at the meeting.

What vote is required on proposals other than the election of directors?

With respect to each item of business to be voted on at the meeting other than the election of directors, the affirmative vote of a majority of the shares present and entitled to vote with respect to that item is required for the approval of the item (provided that the total number of shares voted in favor of the proposal constitutes more than 25 percent of the outstanding shares).

How are votes counted?

Shareholders may either vote "FOR" or "WITHHOLD" authority to vote for the nominees for the Board of Directors. Shareholders may also vote "FOR," "AGAINST" or "ABSTAIN" on the other proposals.

If you vote ABSTAIN or WITHHOLD, your shares will be counted as present at the meeting for the purposes of determining a quorum.

If you ABSTAIN from voting on the proposals, your abstention has the same effect as a vote against those proposals. If you WITHHOLD authority to vote for one or more of the directors, this has the same effect as a vote against the director or directors for which you WITHHOLD your authority.

If you hold your shares in street name and do not provide voting instructions to your broker, they will be counted as present at the meeting for purpose of determining a quorum, and may be voted on Item 1: Election of Directors and Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm, at the discretion of your broker.

What if I do not specify how I want my shares voted?

If you do not specify on your returned proxy card (or when giving your proxy by telephone or via the internet) how you want to vote your shares, we will vote them:

- FOR the election of all of the nominees for director; and

- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for the fiscal year ending December 31, 2007.

Can I change my vote?

Yes. You may change your vote and revoke your proxy at any time before it is voted at the meeting in any of the following ways:

- by sending a written notice of revocation to Deluxe's Corporate Secretary;
- by submitting another properly signed proxy card at a later date to the Corporate Secretary;
- by submitting another proxy by telephone or through the internet at a later date; or
- by voting in person at the meeting.

Who pays the cost of proxy preparation and solicitation?

Deluxe pays for the cost of proxy preparation and solicitation, including the charges and expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners. We have retained Georgeson Shareholder Communications, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $7,500, plus associated costs and expenses.

We are soliciting proxies primarily by mail. In addition, proxies may be solicited by telephone or facsimile, or personally by directors, officers and regular employees of Deluxe. These individuals receive no additional compensation beyond their regular salaries for these services.

STOCK OWNERSHIP AND REPORTING

Director and Executive Officer Ownership Guidelines

The Board has established stock ownership guidelines for directors and senior executive officers. These guidelines set ownership targets for each director and senior officer, with the expectation that the target be achieved within five years of the time the individual first became a director or officer, whichever is applicable. The Board also maintains guidelines restricting a director's or officer's ability to sell shares received upon the exercise of options or vesting of other stock-based awards until they have achieved their ownership targets. The ownership target for non-employee directors is shares having a value of at least five times the current Board retainer. Senior officers have targets based on a multiple of their annual base salary. The ownership target for the Chief Executive Officer ("CEO") is five times his annual base salary, and the target for the Company's Senior Vice Presidents is two times their annual base salary.

Security Ownership of Certain Beneficial Owners and Management

The following table shows, as of March 6, 2007 (unless otherwise noted), the number of shares of common stock beneficially owned by (1) each person who is known by Deluxe to beneficially own more than five percent of Deluxe's outstanding common stock, (2) each director and nominee for director of Deluxe, (3) each executive officer named in the Summary Compensation Table that appears on page 23 in this proxy statement (each, a "Named Executive Officer"), and (4) all of the current directors, nominees and executive officers of Deluxe as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the common stock owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Barclays [1]	6,396,764	12.41%
Lee J. Schram [2]	178,927	*
Richard S. Greene [3]	14,387	*
Anthony C. Scarfone [4]	137,743	*
Luann E. Widener [5]	65,573	*
Jeffrey D. Stoner [6]	11,220	*
Terry D. Peterson [7]	16,813	*
Ronald E. Eilers [8]	205,323	*
Douglas J. Treff	11,246	*
T. Michael Glenn [9]	6,716	*
Charles A. Haggerty [10]	44,424	*
Isaiah Harris, Jr. [11]	6,830	*
William A. Hawkins, III [12]	10,840	*
Cheryl E. Mayberry McKissack [13]	13,729	*
Stephen P. Nachtsheim [14]	27,565	*
Mary Ann O'Dwyer [15]	12,846	*
Martyn R. Redgrave [16]	19,287	*
All directors, nominees and executive officers as a group (19 persons) [17]	815,811	1.58%

---

* Less than 1 percent.

1 Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007, reporting beneficial ownership as of December 31, 2006 by Barclays Global Investors, NA., (4,743,996 shares, 4,099,557 shares to which it holds sole voting power), Barclays Global Fund Advisors (1,185,242 shares), Barclays Global Investors, Ltd. (352,561 shares), and Barclays Global Investors Japan Limited (114,965). These entities report their ownership as a group and are, collectively, the beneficial owners of 6,396,764 shares of common stock.

2 Includes 60,667 shares receivable upon the exercise of options that will become exercisable within 60 days, and 115,675 shares of restricted stock.

3 Includes 13,787 shares of restricted stock.

4 Includes 102,625 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 23,160 shares of restricted stock.

5 Includes 36,404 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 24,400 shares of restricted stock.

6 Includes 5,715 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 5,044 shares of restricted stock.

7 Includes 5,033 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 11,080 shares of restricted stock.

8 Includes 205,323 shares receivable upon the exercise of options that are currently exercisable.

9 Includes 667 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 2,605 shares of restricted stock.

10 Includes 3,667 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 2,271 shares of restricted stock, 31,359 shares held by the Haggerty Family Trust, and 5,759 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Deluxe Corporation Non-Employee Director Stock and Deferral Plan (the "Director Plan").

11 Includes 667 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 2,605 shares of restricted stock, and 2,892 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

12 Includes 1,667 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 2,605 shares of restricted stock, and 5,902 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

13 Includes 3,667 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 2,271 shares of restricted stock.

14 Includes 4,667 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 2,271 shares of restricted stock, 2,000 shares held by the Nachtsheim Family Trust, 1,000 shares held by the Nachtsheim Family Foundation, and 14,656 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

15 Includes 1,667 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 2,271 shares of restricted stock, and 7,908 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

16 Includes 3,667 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 2,271 shares of restricted stock, and 10,349 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

17 Includes 455,279 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 222,746 shares of restricted stock, and 47,466 restricted stock units received in lieu of directors' fees pursuant to the deferral option under the Director Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and related regulations, require Deluxe's directors, executive officers, and any persons holding more than 10 percent of Deluxe's common stock (collectively, "Reporting Persons") to report their initial ownership of Deluxe securities and any subsequent changes in that ownership to the Securities and Exchange Commission. The Commission has established specific due dates for these reports, and Deluxe is required to disclose in this proxy statement any failure of a Reporting Person to file a required report by the applicable due date. In a series of four transactions occurring in 2001, 2002 and 2003, Charles Haggerty gifted a total of 11,000 shares of Deluxe stock to a family trust. Although Mr. Haggerty's Section 16(a) reports at all times reflected his beneficial ownership of these shares, the gifting of such shares to the family trust changed the nature of his ownership from direct to indirect, and therefore should have been reported on Forms 5 for the three years in question. Promptly upon learning of this oversight, the change in nature of ownership of the 11,000 gifted shares from direct to indirect was reported on a Form 4 filed with the Commission. Except for the delayed reporting of these gifts, and based solely on a review of copies of the reports filed and written representations submitted by the Reporting Persons, we believe that all Reporting Persons timely filed all required Section 16(a) reports for the most recent fiscal year.

ITEM 1: ELECTION OF DIRECTORS

Nominees for Election

There are currently nine individuals serving on the Board of Directors. T. Michael Glenn, a current Deluxe Board member and executive of FedEx Corporation, recently announced his decision not to seek re-election, based solely on his desire to avoid any potential appearance of conflict while FedEx and Deluxe pursue their respective strategies for serving the small business customer. As of the date of the meeting, therefore, the Board has set the size of the Board at eight directors and recommends that the eight individuals presented on the following pages be elected to serve on the Board until the 2008 annual meeting of shareholders. All of the nominees are current directors. In addition, with the exception of Mr. Schram, who serves as Deluxe's CEO and therefore cannot be deemed independent, all nominees have been determined by the Board to meet the independence standards of the New York Stock Exchange (see the discussion of Director Independence in the "BOARD STRUCTURE AND GOVERNANCE" section of this proxy statement).

Each of the eight individuals listed has consented to being named as a nominee in this proxy statement and has indicated a willingness to serve if elected. However, if any nominee becomes unable to serve before the election, the shares represented by proxies may be voted for a substitute designated by the Board, unless a contrary instruction is indicated on the proxy.

CHARLES A. HAGGERTY Age 65
Director Since December 2000

Chairman (Retired), Western Digital Corporation



Mr. Haggerty was Chairman of the Board of Western Digital Corporation from July 1993 until his retirement in June 2000. Mr. Haggerty was also Chief Executive Officer of Western Digital from July 1993 to January 2000, and was President from June 1992 to July 1993. Western Digital is a manufacturer of hard disk drives. Mr. Haggerty is also a director of Beckman Coulter, Inc., Pentair, Inc., Imation Corp and LSI Corporation.

ISAIAH HARRIS, JR. Age 54
Director Since August 2004



Prior to the December 29, 2006, acquisition of BellSouth Corporation ("BellSouth") by AT&T Corp., Mr. Harris was serving as President of BellSouth Advertising & Publishing Group ("A&P"), a subsidiary of BellSouth, a position he assumed in December 2004. A&P is responsible for the marketing and publishing of The Real Yellow Pages® from BellSouth, and includes BellSouth Advertising & Publishing Corporation, The Berry Company, Stevens Graphics and IntelliVentures. Mr. Harris also was responsible for the corporation's Asian wireless telecommunications operations. Effective February 7, 2007, Mr. Harris resigned from AT&T. He joined BellSouth in 1997, and during his tenure there held various executive positions, including President of BellSouth Enterprises from January to December 2004, President of Consumer Services from September 2000 to December 2003, and Vice President of Finance from January to September 2000. Mr. Harris also serves as a director of CIGNA Corporation.

WILLIAM A. HAWKINS, III Age 53
Director Since May 2004

President and Chief Operating Officer, Medtronic, Inc.



In August 2007, Mr. Hawkins will become Chief Executive Officer of Medtronic, Inc., a medical technology company. Since May 2004, he has been President and Chief Operating Officer of Medtronic. From January 2002 until his appointment as Chief Operating Officer, Mr. Hawkins served as Senior Vice President of Medtronic, and President of its vascular business. Prior to joining Medtronic, Mr. Hawkins served as Chief Executive Officer of Novoste Corporation, also a medical technology company, from 1998 to 2001.

CHERYL E. MAYBERRY McKISSACK Age 51
Director Since December 2000

President and Chief Executive Officer, Nia Enterprises, LLC



Nia Enterprises, LLC is an interactive communications company for research services and diversity marketing, which Ms. Mayberry McKissack founded in 2000. From November 1997 to November 2000, Ms. Mayberry McKissack served as Senior Vice President and General Manager of worldwide sales and marketing for Open Port Technology, Inc., a provider of internet infrastructure messaging solutions. Ms. Mayberry McKissack also serves as a director of Private Bancorp, Inc.

STEPHEN P. NACHTSHEIM Age 62
Director Since November 1995

Non-Executive Chairman of Deluxe and Vice President (Retired), Intel Corporation



In November 2005, Mr. Nachtsheim was appointed Non-Executive Chairman of the Board of Deluxe. Prior to that, he served as the Board's Lead Independent Director, a role he had assumed in December 2003. Mr. Nachtsheim was a Corporate Vice President of Intel Corporation, a designer and manufacturer of integrated circuits, microprocessors and other electronic components, and the co-director of Intel Capital from 1998 until his retirement in August 2001.

MARY ANN O'DWYER
Director Since October 2003

Age 51

Senior Vice President - Finance and Operations and Chief Financial Officer, Wheels, Inc.



Ms. O'Dwyer joined Wheels, Inc. in 1991 and has been their Chief Financial Officer since 1994. She also has held the position of Senior Vice President – Finance and Operations since 2000. Wheels, Inc. is a major provider of automotive fleet management services. Ms. O'Dywer also serves as a director of Wheels, Inc.

MARTYN R. REDGRAVE
Director Since August 2001

Age 54

Executive Vice President and Chief Administrative Officer, Limited Brands, Inc.



Mr. Redgrave has been serving as Executive Vice President and Chief Administrative Officer of Limited Brands, Inc., since March 2005, and as Chief Financial Officer since January 2006. Limited Brands is one of the world's leading personal care, beauty, intimate apparel and apparel specialty retailers. Prior to joining Limited Brands, Mr. Redgrave served for eleven years as the Executive Vice President-Finance and Chief Financial Officer of Carlson Companies, Inc., a worldwide provider of hospitality, travel and marketing services.

LEE J. SCHRAM
Director Since May 2006

Age 45

Chief Executive Officer of Deluxe



Mr. Schram became CEO of Deluxe Corporation on May 1, 2006. Prior to joining Deluxe, Mr. Schram was serving as senior vice president of NCR Corporation's Retail Solutions Division, with responsibilities for NCR's global retail store automation and point-of-sale solutions business, including development, engineering, marketing, sales, and support functions. Mr. Schram began his professional career with NCR Corporation in 1983, where he held a variety of positions of increasing responsibility that included both domestic and international assignments. From September 2000 to January 2002, he served as chief financial officer for the Retail and Financial Group. Thereafter, he became vice president and general manager of Payment and Imaging Solutions in NCR's Financial Services Division, a position he held until March 2003, when he became senior vice president of the Retail Solutions Division.

The Board of Directors recommends that you vote FOR the election of each nominee named above.

BOARD STRUCTURE AND GOVERNANCE

Board Oversight and Director Independence

Deluxe's business, property and affairs are managed under the general direction of our Board of Directors. In providing this oversight, the Board adheres to a set of Corporate Governance Guidelines designed to ensure that the Board has access to relevant information, and is structured and operates in a manner allowing it to exercise independent business judgment. The complete text of Deluxe's Corporate Governance Guidelines is posted on the Investor Relations page of our website at www.deluxe.com under the "Corporate Governance" caption.

A critical component of our corporate governance philosophy is that a majority of our directors, and preferably a substantial majority, be individuals who meet strict standards of independence, meaning that they have no relationship with Deluxe, directly or indirectly, that could impair their ability to make objective and informed judgments regarding all matters of significance to Deluxe and its shareholders. The listing standards of the New York Stock Exchange ("NYSE") require that a majority of our directors be independent, and that our Corporate Governance, Audit and Compensation Committees be comprised entirely of independent directors. In order to be deemed independent, a director must be determined by the Board to have no material relationship with Deluxe other than as a director. In accordance with the NYSE listing standards, our Board has adopted formal Director Independence Standards setting forth the specific criteria by which the independence of our directors will be determined, including restrictions on the nature and extent of any affiliations directors and their immediate family members may have with Deluxe, its independent registered public accounting firm, or any commercial or not-for-profit entity with which Deluxe has a relationship. Consistent with regulations of the Securities and Exchange Commission ("SEC"), our Director Independence Standards also prohibit Audit Committee members from accepting, directly or indirectly, any consulting, advisory or other compensatory fee from Deluxe, other than in their capacity as Board or committee members. The complete text of our Director Independence Standards is posted on the Investor Relations page of our website at www.deluxe.com under the "Corporate Governance" caption.

The Board has determined that every director and nominee, with the exception of Mr. Schram, satisfies our Director Independence Standards. The Board also has determined that every member of its Corporate Governance, Audit and Compensation Committees is an independent director.

Related Party Transaction Policy and Procedures

The Board maintains written procedures under which the Corporate Governance Committee is responsible for reviewing potential or actual conflicts of interest, including any proposed related party transactions and interlocking relationships between executives and Board members. The Committee will determine whether any such potential or actual conflicts would require disclosure under securities laws, cause a director to be disqualified from being deemed independent, or cause a transaction being considered by the Board to be voidable if the conflict were not disclosed. The Committee also will consider whether the proposed transaction would result in a violation of any law or be inappropriate in light of the nature and magnitude of any interest of the director or executive in the entity or transaction giving rise to the potential conflict.

The Committee may take those actions it deems necessary, with the assistance of any advisors it deems appropriate, in considering potential conflicts of interest. While it is expected that in most instances the Committee can make the necessary determination, where required by state law or due to the significance of the issue, the matter will be referred to the full Board for resolution.

Meetings and Committees of the Board of Directors

There were nine meetings of the Board of Directors in 2006, five of which were regular meetings and four of which were special meetings. Each director attended, in person or by telephone, at least 75 percent of the aggregate of all meetings of the Board and its committees on which he or she served during the year. It is our policy that directors attend our annual shareholder meetings and all such directors are expected to be in attendance at this year's meeting. Eight of the nine directors then serving on the Board attended last year's annual meeting of shareholders.

The Board of Directors has four standing committees:

- Audit Committee;
- Compensation Committee;
- Corporate Governance Committee; and
- Finance Committee.

Each of the Board committees has a written charter, approved by the Board, establishing the authority and responsibilities of the committee. Each committee's charter is posted on the Investor Relations page of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of each charter is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

The following tables provide a summary of each committee's responsibilities, the number of meetings held by each committee during the last fiscal year and the names of the directors currently serving on the committee.

Audit Committee

Responsibilities	**Number of meetings in 2006: 11**
• Appoints and replaces the independent registered public accounting firm, subject to ratification by our shareholders, and oversees the work of the independent registered public accounting firm. • Pre-approves all auditing services and permitted non-audit services to be performed by the independent registered public accounting firm, including related fees. • Reviews and discusses with management and the independent registered public accounting firm our annual audited financial statements and recommends to the Board whether the audited financial statements should be included in Deluxe's Annual Report on Form 10-K. • Reviews and discusses with management and the independent registered public accounting firm our quarterly financial statements and the associated earnings news releases. • Reviews and discusses with management and the independent registered public accounting firm significant reporting issues and judgments relating to the preparation of our financial statements, including the adequacy of internal controls. • Reviews and discusses with the independent registered public accounting firm our critical accounting policies and practices, alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and other material written communications between the independent registered public accounting firm and management. • Oversees the work of our internal auditors. • Reviews the effectiveness of Deluxe's legal and ethical compliance programs and maintains procedures for receiving, retaining and handling complaints by employees regarding accounting, internal controls and auditing matters.	**Directors who serve on the committee:** Martyn R. Redgrave, Chair Isaiah Harris, Jr. Mary Ann O'Dwyer Cheryl E. Mayberry McKissack

Compensation Committee

Responsibilities

- Develops our executive compensation philosophy.
- Evaluates and recommends incentive compensation plans for executive officers and other key managers, and all equity-based compensation plans, and oversees the administration of these and other employee compensation and benefit plans.
- Reviews and approves corporate goals and objectives relating to the CEO's compensation, leads an annual evaluation of the CEO's performance in light of those goals and objectives, and determines, in conjunction with the Board, the CEO's compensation based on this evaluation.
- Reviews and approves other executive officers' compensation.
- Establishes incentive compensation goals and performance measurements applicable to our executive officers.

Number of meetings in 2006: 10

Directors who serve on the committee:

Charles A. Haggerty, Chair
T. Michael Glenn
William A. Hawkins, III
Stephen P. Nachtsheim

Corporate Governance Committee

Responsibilities

- Reviews and recommends the size and composition of the Board, including the mix of management and independent directors.
- Establishes criteria and procedures for identifying and evaluating potential Board candidates.
- Reviews nominations received from the Board or shareholders, and recommends candidates for election to the Board.
- Establishes policies and procedures to ensure the effectiveness of the Board, including policies regarding term limits, review of qualifications of incumbent directors, and conflicts of interest.
- Establishes guidelines for conducting Board meetings.
- Oversees the annual assessment of the Board's performance.
- In consultation with the Compensation Committee, reviews and recommends to the Board the amount and form of all compensation paid to directors.
- Recommends to the Board the size, composition and responsibilities of all Board committees.
- Reviews and recommends candidates for key executive officer positions and monitors management succession plans.
- Develops and recommends corporate governance guidelines, policies and procedures.

Number of meetings in 2006: 5

Directors who serve on the committee:

Cheryl E. Mayberry McKissack, Chair
Isaiah Harris, Jr.
William A. Hawkins, III
Stephen P. Nachtsheim

Finance Committee

Responsibilities

- Evaluates acquisitions, divestitures and capital projects in excess of $5 million, and reviews other material financial transactions outside the scope of normal on-going business activity.
- Reviews and approves the Company's annual financing plans, as well as credit facilities maintained by the Company.
- Reviews and recommends policies concerning corporate finance matters, including capitalization, investment of assets and debt/equity guidelines.
- Reviews and recommends dividend policy and approves declarations of regular shareholder dividends.
- Reviews and makes recommendations to the Board regarding financial strategy and proposals concerning the sale, repurchase or split of Deluxe securities.

Number of meetings in 2006: 5

Directors who serve on the committee:

Mary Ann O'Dwyer, Chair
Charles A. Haggerty
T. Michael Glenn
Martyn R. Redgrave

Corporate Governance Principles

As indicated above, our Board has adopted a set of Corporate Governance Guidelines to assist it in carrying out its oversight responsibilities. These Guidelines address a broad range of topics, including director qualifications, director nomination processes, term limits, Board and committee structure and process, Board evaluations, director education, CEO evaluation, management succession planning and conflicts of interest. The complete text of the Guidelines is posted on the Investor Relations page of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of the Guidelines is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Code of Ethics and Business Conduct

All of our directors and employees, including our CEO, Chief Financial Officer, Chief Accounting Officer and other executives, are required to comply with our Code of Ethics and Business Conduct ("Code of Ethics") to help ensure that our business is conducted in accordance with the highest legal and ethical standards. Our Code of Ethics requires strict adherence to the letter and spirit of all laws and regulations applicable to our business and covers all areas of professional conduct, including customer relationships, respect for co-workers, conflicts of interest, insider trading, the integrity of our financial recordkeeping and reporting, and the protection of our intellectual property and confidential information. Employees are required to bring any violations and suspected violations of the Code of Ethics to Deluxe's attention through management or Deluxe's law department, or by using our confidential compliance Hotline.

The full text of our Code of Ethics is posted on the Investor Relations page of our website at www.deluxe.com under the "Corporate Governance" caption. The Code of Ethics is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Board Composition and Qualifications

Our Corporate Governance Committee oversees the process for identifying and evaluating candidates for the Board of Directors. Directors and nominees for director should have diverse backgrounds and possess the qualifications, experience and knowledge to enable them to contribute effectively to the evaluation of our business strategies and to the Board's oversight role. The Corporate Governance Committee believes that a predominance of Board members should have a background in business and should include both actively employed and retired senior corporate officers, and that directors should range in age so as to maintain a sound balance of board tenure and experience, as well as staggered retirement dates.

The Board of Directors has established the following specific guidelines for nominees to the Board:

- A majority of the Board must be comprised of independent directors, the current standards for which are discussed above under "Board Oversight and Director Independence."
- No non-employee nominee should be over the age of 67 on the date of their initial election to the Board, and no director should be nominated for re-election to the Board after his or her 72nd birthday.
- Non-employee directors may not be nominated for re-election to the Board following the twelfth anniversary of their initial election to the Board, with certain exceptions.
- A non-employee director who ceases to hold the employment position held at the time of election to the Board, or who has a significant change in position, should offer to resign. The Corporate Governance Committee will then consider whether the change of status is likely to impact the director's qualifications and make a recommendation to the Board as to whether the resignation should be accepted.
- Management directors who terminate employment with Deluxe should offer to resign. The Board will then decide whether to accept the director's resignation, provided that no more than one former CEO should serve on the Board at any one time.

Other selection criteria used to evaluate potential candidates may include successful senior level business management experience or experience that fulfills a specific need, prior experience and proven accomplishment as a director of a public company, commitment to attending Board and committee meetings, a reputation for honesty and integrity, interest in serving the needs of shareholders, employees and communities in which we operate, and compatibility with existing directors.

Director Selection Process

All Board members are elected annually by our shareholders, subject to the Board's right to fill vacancies in existing or new director positions on an interim basis. Based on advice from the Corporate Governance Committee, each year the Board will recommend a slate of directors to be presented for election at the annual meeting of shareholders.

The Corporate Governance Committee will consider candidates submitted by members of the Board and our shareholders, and the Committee will review such candidates in accordance with our bylaws and applicable legal and regulatory requirements. Candidates nominated by shareholders are evaluated in accordance with the same criteria and using the same procedures as candidates submitted by Board members or the CEO.

When a vacancy or a new position on the Board needs to be filled, the CEO, in consultation with the Chair of the Corporate Governance Committee, will draft a profile of the candidate he or she believes would provide the most meaningful contributions to the Board as a whole. The profile will be submitted to the Corporate Governance Committee for approval. In order to properly staff its various Committees and support its succession planning initiatives, the Board currently believes that a Board consisting of nine to eleven directors is the optimal size, slightly larger than the current membership. The Corporate Governance Committee has made it a practice in recent years to engage third-party search firms to assist it in identifying suitable candidates, and currently is working with two such firms to identify potential nominees for addition to the Board. The firms selected, as well as the specific terms of the engagement, are based on the specific search criteria established by the Committee. Members of the Board also are given the opportunity to submit names of potential candidates based on the profile developed. Each candidate will be subject to an initial screening process after which the Corporate Governance Committee will select the candidates that it wishes to interview. The Chair of the Board, CEO and at least a majority of the Corporate Governance Committee will interview each candidate and, concurrently with the interviews, the candidate will confirm his or her availability for regularly scheduled Board and committee meetings. The Committee will also assess each candidate's potential conflicts of interest. The Committee will review the interviewers' reports and recommendations, and make the final determination as to which candidates will be recommended for election to the Board. Depending on when suitable candidates are identified, the Board may decide to appoint a new director to serve on the Board until the next annual meeting of shareholders.

Our bylaws stipulate that if a shareholder wishes to nominate a candidate at the annual meeting of shareholders, the shareholder must give written notice of the nomination to our CEO or Corporate Secretary no later than the deadline for submitting shareholder proposals for the applicable annual meeting. The shareholder must attend the meeting with the candidate and propose the candidate's nomination for election to the Board at the meeting. The shareholder's notice must set forth as to each nominee: (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the number of shares of our stock owned by the person, (4) the written and acknowledged statement of the person that such person is willing to serve as a director, and (5) any other information relating to the person that would be required to be disclosed in a solicitation of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, if the candidate had been nominated by or on behalf of the Board. No shareholders submitted director nominations in connection with this year's meeting. Any shareholders desiring to present a candidate at the 2008 annual meeting of shareholders must do so prior to November 9, 2007.

Non-Executive Chairman; Executive Sessions

Mr. Nachtsheim is the Non-Executive Chairman of the Board and is expected to serve until such time as a new Chair is elected by the Board. His duties include moderating meetings or executive sessions of the independent directors and acting as the principal liaison between the independent directors and the CEO with respect to Board governance issues. Our independent directors make it a practice to meet in executive session without management present at each Board meeting. Likewise, all Board committees regularly meet in executive session without management.

Communications with Directors

Any interested party having concerns about our governance or business practices, or otherwise wishing to communicate with our independent directors, may submit their concerns in writing to the Non-Executive Chairman of the Board or the independent directors as a group in the care of the office of: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Audit Committee Expertise; Complaint-Handling Procedures

In addition to meeting the independence requirements of the NYSE and the SEC, all members of the Audit Committee have been determined by the Board to meet the financial literacy requirements of the NYSE's listing standards. The Board also has determined that at least one member of the Audit Committee, including Martyn Redgrave, the Committee Chair, is an "audit committee financial expert" as defined by SEC regulations.

In accordance with federal law, the Audit Committee has adopted procedures governing the receipt, retention and handling of complaints regarding accounting and auditing matters. These procedures include a means for employees to submit concerns on a confidential and anonymous basis, through Deluxe's compliance hotline.

Compensation Committee Processes and Procedures

The authority and responsibilities of the Compensation Committee are governed by its charter, a copy of which can be found on Deluxe Corporation's website at www.deluxe.com, together with applicable laws, rules, regulations and NYSE listing standards.

The Compensation Committee is authorized to review and approve corporate goals and objectives related to the CEO's compensation, lead the Board's evaluation of the CEO's performance in light of those goals and objectives, and determine the CEO's compensation based on the evaluation and input from the Board as a whole. The Committee is expected to engage the entire Board in its evaluation of the CEO's performance and appropriate level of compensation.

The Committee also reviews and approves the base and incentive compensation levels, Deluxe stock ownership targets, employment-related agreements and any special benefit plans or programs for executives. As part of this responsibility, the Committee evaluates and makes recommendations to the Board regarding the Company's compensation philosophy and structure, the design of incentive compensation plans in which executives participate and all equity plans. It establishes incentive compensation goals and performance measurements for executives and determines the levels of achievement of each executive relative to the goals and measurements. Subject to limits imposed by the plans, applicable law and the Board, the Committee also oversees administration of equity-based plans, deferred compensation plans, benefit plans, retirement and Employee Retirement Income Security Act ("ERISA") excess plans, and also is responsible for determining the formula used to calculate contributions to the company's current profit sharing plan. The Committee has delegated to management committees the responsibility to administer broad-based benefit plans and the responsibility to oversee investment options and management of retirement and deferred compensation programs.

Although matters of director compensation ultimately are the responsibility of the full Board, the Compensation Committee works in conjunction with the Board's Corporate Governance Committee and the CEO in evaluating director compensation levels, making recommendations regarding the structure of director compensation, and developing a director pay philosophy that is aligned with the interests of the Company's shareholders.

The Committee has the authority to engage compensation consultants to assist it in conducting the activities within its general scope of responsibility. Since 2001, the committee has retained Watson Wyatt Worldwide, Inc. as its independent consultant. The Committee has the sole authority to retain, terminate and approve the fees of a compensation consultant for the purpose of assisting in the evaluation of director, CEO and executive compensation.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of independent directors. No member of the Compensation Committee has been an officer or employee of Deluxe. None of our executives serve as a member of the Compensation Committee of any other company that has an executive serving as a member of the Deluxe Board of Directors. None of our executives serve as a member of the board of directors of any other company that has an executive serving as a member of the Compensation Committee.

Non-Employee Director Compensation

Directors who are employees of Deluxe do not receive compensation for their service on the Board other than their compensation as employees. Non-employee directors each receive a $50,000 annual Board retainer, payable quarterly. For 2006, the Non-Executive Chairman received an incremental $75,000 annual retainer, payable quarterly.

In order to fairly compensate non-employee directors for their service on Board committees, the elements and responsibilities of which will fluctuate from time to time, committee members are paid fees for each committee meeting attended, with the chair of each committee also receiving an annual retainer for serving as the chair.

For 2006, the committee fee structure was as follows:

	Audit Committee	Other Standing Committees
Chair Retainer	$15,000	$5,000
In-Person Meeting Attendance	$2,000	$1,500
Telephonic Meeting Attendance	$1,000	$750

Non-employee directors also receive $1,500 for each approved site visit and director education program attended, up to a maximum of five per year, in the aggregate. Directors also may receive additional compensation for the performance of duties assigned by the Board or its committees that are considered beyond the scope of the ordinary responsibilities of directors or committee members. During 2006, the Board approved a one-time payment of $25,000 to Mr. Haggerty, Ms. Mayberry McKissack and Mr. Nachtsheim for extraordinary service on a subcommittee that had been appointed by the Corporate Governance Committee to lead the Board's search for a CEO to succeed the retiring CEO.

Deluxe maintains a Non-Employee Director Stock and Deferral Plan (the "Director Plan"), which was approved by shareholders as part of Deluxe's 2000 Stock Incentive Plan, as amended (the "Stock Incentive Plan"). The purpose of the Director Plan is to provide an opportunity for non-employee directors to increase their ownership of Deluxe's common stock and thereby align their interest in the long-term success of Deluxe with that of other shareholders. Under the Director Plan, each non-employee director may elect to receive, in lieu of cash retainers and fees, shares of Deluxe common stock. The shares of common stock receivable pursuant to the Director Plan are issued quarterly or, at the option of the director, credited to the director in the form of deferred restricted stock units. These restricted stock units vest and are converted into shares of common stock on the earlier of the tenth anniversary of February 1st of the year following the year in which the non-employee director ceases to serve on the Board or such other objectively determinable date as is elected by the director in his or her deferral election (for example, upon termination of service as a director). Each restricted stock unit entitles the holder to receive dividend equivalent payments equal to the dividend payment on one share of common stock. Any restricted stock units issued pursuant to the Director Plan will vest and be converted into shares of common stock in connection with certain defined changes of control of Deluxe. All shares of common stock issued pursuant to the Director Plan are issued under Deluxe's Stock Incentive Plan and must be held by the non-employee director for a minimum period of six months from the date of issuance.

Each new non-employee director elected to the Board receives a one-time grant of 1,000 shares of restricted stock under the Stock Incentive Plan as of the date of his or her initial election to the Board. These initial grants vest in equal installments on the dates of Deluxe's annual shareholder meetings in each of the three years following the date of grant, provided that the director remains in office immediately following the annual meeting, and also vest immediately upon a non-employee director's retirement from the Board in accordance with Deluxe's policy with respect to mandatory retirement.

Under the terms of the Stock Incentive Plan, non-employee directors also are eligible to receive other equity-based awards to further align their interests with shareholders and assist them in achieving and maintaining their established share ownership targets. Any stock options granted to non-employee directors must have an exercise price equal to the fair market value of Deluxe's common stock on the date of grant, and no more than 5,000 options may be granted to a non-employee director in any one year. Non-employee directors did not receive any option grants in 2006, but each non-employee director did receive a grant of 2,271 shares of restricted stock on October 25, 2006, which shares will vest one year from the grant date. Future equity grants to directors will be determined by the Compensation Committee, in consultation with the Corporate Governance Committee, as required by the Board's governance processes.

Non-employee directors who were elected to the Board prior to October 1997 also are eligible for certain retirement payments under the terms of a Board retirement plan that has since been replaced by the Director Plan. Under this predecessor plan, non-employee directors with at least five years of Board service who retire, resign or otherwise are not nominated for re-election are entitled to receive an annual payment equal to the annual Board retainer in effect on July 1, 1997 ($30,000 per year) for the number of years during which he or she served on the Board prior to October 31, 1997. As a result, no further benefits are accruing under this plan. In calculating a director's eligibility for benefits under this plan, partial years of service are rounded up to the nearest whole number. Retirement payments do not extend beyond the lifetime of the retiree and are contingent upon the retiree's remaining available for consultation with management and refraining from engaging in any activity in competition with Deluxe. Mr. Nachtsheim is the only current director eligible for benefits under this plan.

The following table summarizes the compensation earned by each non-employee director during 2006.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
T. Michael Glenn	$67,250	$23,495	$2,042	$1,135	$93,922
Charles A. Haggerty	99,500	9,175	4,257	568	113,500
Isaiah Harris, Jr.	71,000	23,495	2,042	1,135	97,672
William A. Hawkins, III	66,500	23,292	4,257	1,135	95,184
Cheryl E. Mayberry McKissack	102,500	9,175	4,257	568	116,500
Stephen P. Nachtsheim	172,500	9,175	4,257	568	186,500
Mary Ann O'Dwyer	80,000	13,443	4,257	701	98,401
Martyn R. Redgrave	88,500	9,175	4,257	568	102,500

1 Under the Non-Employee Director Stock and Deferral Plan (the "Director Plan"), directors may elect to receive their fees in the form of stock, including the right to defer such stock into restricted stock units. Amounts reflected are the total fees earned by the directors, including amounts elected to be received in the form of stock or restricted stock units.

2 Amounts in the table reflect dollar amounts recognized for Financial Statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123(R), Share-Based Payment. Refer to Note 10 to our Consolidated Financial Statements filed under Item 8 of Deluxe's Annual Report on Form 10-K for the year ended December 31, 2006 for our policy and assumptions made in the valuation of share based payments. Each director received a restricted stock grant of 2,271 shares on October 25, 2006, which shares will vest one year from the date of grant. Amounts reported for Messrs. Glenn, Harris and Hawkins, and for Ms. O'Dwyer include the expense recognized in 2006 with respect to restricted stock previously awarded to them upon joining the Board. The grant date value of the October 2006 grants was $49,985. As of December 31, 2006, Messrs. Glenn, Harris and Hawkins each held 2,605 shares of restricted stock, and all other non-employee directors held 2,271 shares of restricted stock.

3 No options were granted to the non-employee directors in 2006. Amounts in the table reflect dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS No. 123(R), for options granted in prior years. As of December 31, 2006, the number of outstanding options held by each director was as follows: T. Michael Glenn, 1,000; Charles A. Haggerty, 4,000; Isaiah Harris, Jr., 1,000; William A. Hawkins, III, 2,000; Cheryl E. Mayberry McKissack, 4,000; Stephen P. Nachtsheim, 6,000; Mary Ann O'Dwyer, 2,000, and Martyn R. Redgrave, 4,000. All outstanding options expire seven years from the grant date, vest

in equal increments on each of the first three anniversaries of the grant date, and carry exercise prices equal to the closing price of the Company's common stock on the grant date.

4 Amounts reflect dividends paid in 2006 on unvested restricted stock awards.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following discussion should be read in conjunction with the various tables and accompanying narrative disclosure appearing in this proxy statement. Those tables and narrative provide more detailed information regarding the compensation and benefits awarded to, earned by, or paid to our Chief Executive Officer ("CEO") and the other executive officers named in the Summary Compensation Table appearing on page 23 (collectively the "Named Executive Officers"), as well as the plans in which such officers are eligible to participate.

Deluxe is committed to providing executive compensation that attracts, motivates and retains the best possible executive talent for the benefit of our shareholders, supports Deluxe's business objectives, and aligns the interests of the executive officers with the long-term interests of our shareholders. We believe these objectives are achieved by:

- Continually evaluating the competitiveness of our compensation programs relative to comparable organizations;
- Emphasizing performance-based pay through annual incentive opportunities that are based on the achievement of specific business objectives;
- Providing equity-based incentives that promote the creation of long-term shareholder value;
- Delivering a significant portion of total compensation through performance-based pay linked to financial results and shareholder return; and
- Ensuring that the executive officers hold meaningful equity stakes in Deluxe.

The Deluxe compensation program is designed to align all components of pay opportunity (base pay, annual incentive pay and long-term incentive pay) at or near the median of the market and reward performance that meets or exceeds performance goals that are established, reviewed and approved each year by the Compensation Committee of the Board of Directors (sometimes referred to in this section as the "Committee"). In arriving at the appropriate levels of pay and incentive opportunities, the Committee also considers the overall cost of the compensation program so as to achieve proper balance between the need to reward employees and to deliver returns to Deluxe's shareholders.

The Committee has responsibility for our executive compensation philosophy and the design of executive compensation programs. The Committee also determines the compensation paid to the CEO (with input from the full Board of Directors) and reviews and approves the compensation paid to other executive officers. The Committee is composed entirely of "independent directors" as defined by the New York Stock Exchange corporate governance rules.

The Committee has engaged, and regularly meets with, independent compensation consultants regarding executive compensation levels and practices. Watson Wyatt Worldwide, Inc. has served as the Committee's independent consultant since 2001. For 2006, the Committee commissioned a competitive market review of Deluxe's executive compensation program in comparison to the S&P Mid-Cap 400 group of publicly-traded companies. This peer group includes Deluxe and serves as a benchmark of the appropriate mix of compensation elements, overall compensation levels, and benefit practices. In addition, market data was drawn from multiple published surveys of broader general industry practices, with a particular focus on industrial companies with revenues comparable to Deluxe. The role of the Company executives in setting compensation primarily is to make recommendations with respect to incentive plan targets in the context of management's business and operational plans, and to provide information and data in support of the consultants and the Committee. The CEO also meets with the Committee annually to discuss each executive's individual performance and make recommendations on incentive awards and adjustments to base salary for those executives. The Board's non-employee directors evaluate the CEO each year and provide advice to the Committee regarding the CEO's compensation based on that evaluation.

Executive Officer Compensation Program

The Committee strives for a balance between short-term (annual) and long-term incentive pay that rewards the executives for the achievement of short-term goals while also focusing on the long-term growth of the Company. Compared to Deluxe's general employee population, the Committee believes that executives should have a greater percentage of their total compensation delivered in long-term incentive versus short-term cash compensation. Long-term incentive compensation typically has been awarded in the form of equity, while short-term incentive compensation has been paid in cash. Each year the Committee reviews the form and amount of equity grants to ensure alignment with the Company's overall compensation philosophy and to reward attainment of Company goals.

Base salaries – The Committee annually reviews the base salaries of Deluxe's executive officers. The CEO makes recommendations for changes to base salaries based on each executive's individual performance and the market data presented by the compensation consultants. The Committee performs the same analysis with respect to the CEO's salary. During 2006, base salaries of our executive officers generally were set at or near the median of salaries paid to executive officers of the S&P Mid-Cap 400 companies in similar positions.

Annual incentive compensation – Executive officers and other management employees selected by the Committee participate in the Deluxe Corporation 2004 Annual Incentive Plan (the "Annual Incentive Plan"), which has been approved by our shareholders. The 2006 target amounts approved by the Committee under the Annual Incentive Plan were intended to provide annual cash compensation (i.e., base salary plus bonus) approximating the median of the cash compensation offered to executive officers in similar positions. Bonuses earned may exceed the target amount if performance goals are exceeded, and are less than the target amount if the performance goals are not fully attained, with no bonus payouts if Deluxe's performance is below certain minimum thresholds. The Committee retains the discretion to adjust payouts under the Annual Incentive Plan. In accordance with Section 162(m) of the Internal Revenue Code, however, the Committee may not increase the payouts to the CEO and other designated executive officers under the Annual Incentive Plan.

For the Named Executive Officers, the two performance factors that were considered in determining incentive compensation for 2006 under the Annual Incentive Plan were operating income and revenue. We believe those two performance criteria are critical drivers of our strategy to achieve profitable and sustainable growth, and thereby create long-term value for our shareholders. Each component was weighted equally, with target performance set in line with the Company's annual operating plan ("AOP") targets. These AOP targets also served as the basis for the financial performance expectations communicated publicly at the beginning of the year. For those executive officers not having specific business unit responsibilities, 50 percent of their incentive opportunity was linked to Deluxe's consolidated operating income and 50 percent to consolidated revenue. For Luann Widener, Senior Vice President & President – Financial Services & Small Business Segments, who has specific business unit responsibilities, 50 percent of the incentive opportunity was linked to revenue in the Financial Services and Small Business segments and the remaining 50 percent was linked to Deluxe's consolidated operating income.

Deluxe's actual performance in 2006 fell short of the performance payout thresholds. Therefore, with the exception of the CEO, who was guaranteed a minimum bonus payment for 2006 under the terms of his employment agreement dated April 10, 2006, there were no payouts to the executive officers under the Annual Incentive Plan for 2006.

At the end of the second quarter, the Company announced a significant unanticipated write-off, which also substantially reduced Deluxe's operating income expectations for the year. To ensure the focus of the Company's employees, and provide adequate incentive to achieve the revised forecast, the Board of Directors endorsed a supplemental performance program that gave all incentive eligible employees the opportunity to receive up to 25 percent of their individual target bonus based on the attainment of the revised consolidated operating income target. Payouts under this supplemental program were subject to the Committee's final approval, and would only be made to the extent the payout earned by an individual under the original targets applicable to them was less than 25 percent of their target bonus. Deluxe achieved the operating income target under this supplemental performance program, and the Committee approved incentive payments to the Named Executive Officers as follows (representing 25 percent of their target bonus opportunity): Luann Widener, Richard Greene, and Anthony Scarfone each received a payment of 12.5 percent of earned salary; Jeffrey Stoner received a payment of 11.25 percent of earned salary; and Terry Peterson received a payment of 10 percent of earned salary.

For 2007, the Annual Incentive Plan metrics for executive officers will be based entirely on Deluxe's consolidated operating performance, to ensure a singular focus on Deluxe's enterprise-wide objectives. As in 2006, the performance measures to be considered in determining incentive payout levels under the Annual Incentive Plan for 2007 will be operating income and revenue. They will be weighted equally, although a minimum threshold of operating income must be achieved before any incentive can be paid out. Operating income and revenue targets for the Annual Incentive Plan in 2007 have been set at aggressive but realistic levels, and require year-over-year operating income growth to achieve the targeted performance level. In order to incent employees to meet these goals, while also providing a reasonable opportunity to achieve some level of payout in light of the aggressive nature of such goals, the minimum payout threshold under the operating income metric has been modestly reduced to 80 percent of the target, but the scale has been expanded to require a higher level of operating income performance (compared to the target) in order to achieve the maximum payout. The payout scale for the revenue component of the plan is essentially the same as in 2006, and requires achievement of at least 95 percent of the target to earn a minimum payout.

Long-term incentive compensation – In 2006, after analyzing a variety of approaches for delivering long-term incentive value to the executives and other key employees who participate in the Company's long-term incentive program, the Committee endorsed a strategy that employs a combination of stock options and performance accelerated restricted stock. All executive officers, together with other designated key employees, received grants of stock options and performance accelerated restricted stock in 2006. The Compensation Committee believes this strategy achieves several critical objectives, including:

- Supporting and rewarding the achievement of Deluxe's long-term business strategy and objectives;
- Encouraging decisions and behavior that will increase shareholder value;
- Reinforcing the pay-for-performance orientation of the overall executive compensation program.
- Allowing Deluxe to attract and retain key executive talent by providing competitive incentive and total compensation opportunities; and
- Promoting share ownership and facilitating achievement of the ownership guidelines.

The target value of the long-term incentive compensation for 2006 approximated the median of the long-term incentive compensation provided to executive officers in the S&P Mid-Cap 400 group of companies where such comparisons were possible, and otherwise relied on the median reported in published surveys. All long-term incentive awards to executives and other key employees are granted on the same date, with the exception of awards made in conjunction with an individual's promotion or hire into the Company. For 2006, the grant date for the equity awards coincided with the regularly scheduled February Compensation Committee meeting. The timing of the annual grants also aligns with the employee performance evaluation process and is outside any regular stock trading blackout period. The exercise price of all 2006 option grants is the closing price of Deluxe stock on the grant date.

For 2006, the long-term incentive value was divided equally between stock options and performance accelerated restricted stock. The 50 percent delivered in stock options vests in three equal annual installments beginning on the first anniversary of the grant date and focuses the executives on share price appreciation. The remainder of the long-term incentive value is delivered in performance accelerated restricted stock. The performance accelerated restricted stock vests three years from the grant date, but vesting on 50 percent of the stock could have been accelerated if the 2006 cash flow performance target had been achieved. The performance accelerated restricted stock focuses the executive on making decisions that deliver cash flows and otherwise support long-term shareholder value, and also encourages stock ownership. Despite strong cash flow performance in 2006, Deluxe fell short of the pre-established cash flow target, so there was no accelerated vesting of the 2006 restricted stock grant.

On January 1, 2004, the Company adopted the fair value method of accounting for stock-based awards, including stock options, restricted stock, and performance shares in accordance with the requirements of Statement of Financial Accounting Standard ("SFAS") 123 and in 2006, SFAS 123(R). Performance shares allow for payouts to employees if Deluxe achieves three-year targeted levels of "Deluxe Value Added" (a criterion designed to measure Deluxe's return on capital employed in the business) and total shareholder return. Performance shares have not been granted since 2005, and those performance shares currently outstanding are not expected to result in any payouts.

As in 2006, the 2007 long-term incentive program will consist of stock options and performance accelerated restricted stock. The acceleration component of the performance accelerated restricted stock grant will be measured on the achievement of a 2007 cash flow target. The Committee believes stock options and performance accelerated restricted stock will continue to achieve the Company's critical long-term objectives and align management actions with the long-term strategy of the Company, thereby promoting shareholder value.

Deferred compensation programs – Deluxe maintains a deferred compensation plan under which executives and other key employees may choose to defer up to 100 percent of base salary (less applicable deductions) and up to 50 percent of any bonus payout into multiple investment options. The investment options match, or are similar to, the investment options available to employees in the Company's broad-based retirement plans. Executives and other key employees also may choose to defer up to 100 percent of their Annual Incentive Plan payout into restricted stock units, in which case the Company will provide a 50 percent match on the amounts deferred into such restricted stock units. The restricted stock units vest on the second anniversary of the date of the grant.

Retirement program – The executive officers are eligible to participate in the same qualified retirement program available to most employees. The program consists of three components, including a defined contribution pension plan, an annual profit sharing plan under which contributions are made based on Deluxe's performance, and a 401(k) plan. The incremental value of benefits provided to the Named Executive Officers under this program is included in the All Other Compensation column of the Summary Compensation Table.

Other programs – Deluxe has a non-qualified defined contribution plan which restores benefits lost under the qualified plans due to Internal Revenue Code limits, also known as an ERISA excess plan. Contributions for the Named Executive Officers under this plan for 2006 are also reflected in the All Other Compensation column of the Summary Compensation Table.

In 2006, all Named Executive Officers, with the exception of Mr. Schram, participated in the executive officer Personal Choice Program. The Personal Choice Program provided senior executives with a quarterly cash allowance of $3,750 to cover personal expenses typically incurred by executives while performing their duties (such as vehicle expenses, personal security systems, etc.), along with reimbursement of up to $9,000 (plus a tax gross up) for approved tax and financial planning expenses. For 2007, these benefits have been modified to eliminate the financial and tax planning assistance and, instead, increase the quarterly cash allowance for senior executives to $7,500, with no tax gross-ups.

Stock ownership – Deluxe has established stock ownership guidelines for its executive officers, and the Compensation Committee regularly reviews each executive officer's progress toward attaining his or her ownership target. The current guideline for the CEO is five times base salary, and for all senior vice presidents is two times base salary. The guidelines call for the targeted level of ownership to be achieved within five years of the time the individual becomes an executive officer. For purposes of calculating an executive's stock ownership under these guidelines, stock options are not included. While restricted shares and restricted stock units convertible into shares are included, only 60 percent of their value is counted toward the ownership target prior to vesting, based on the assumption that approximately 40 percent of such shares or units will be withheld or surrendered by the executive upon vesting to cover taxes. With the decline in stock price during 2006, some executives who had attained their ownership target or were on track to attain their target, fell short of their goal for 2006. In each situation the executives increased their actual share ownership, and the Committee therefore determined that the executives were continuing toward their ownership targets at an appropriate pace, and will review their progress again in 2007.

In addition to the stock ownership guidelines, executive officers are subject to share retention and holding period requirements. Under this policy, executive officers who have not achieved their ownership targets must retain 75 percent of the net shares (i.e., shares remaining after exercise costs and applicable taxes are covered) upon the exercise of stock options and vesting of other equity awards, and are required to hold the shares until the ownership targets are met. The Company also maintains a general policy against transactions by directors and executive officers intended to hedge the economic risk of ownership in Deluxe stock, and requires any such hedging transactions to be pre-approved by the Board's Corporate Governance Committee.

2006 CEO Transition

As previously disclosed by the Company, Ronald Eilers assumed the role of interim CEO at the end of 2005. Consistent with the terms of the transition agreement governing his interim appointment, including his plan to retire after the transition of his duties to the new CEO, Mr. Eilers resigned as CEO upon Mr. Schram's appointment to that post on May 1, 2006, and thereafter retired from the Company, effective July 2, 2006. For 2006, Mr. Eilers received base compensation of $312,500, reflecting a partial year of service. Mr. Eilers did not earn incentive compensation under the Annual Incentive Plan in 2006. Mr. Eilers' retirement was recognized as an "Approved Retirement" or a "Qualified Retirement" for purposes of vesting his restricted stock, restricted stock units and stock options that were outstanding on his retirement date, pursuant to the terms of the award agreements referenced in his transition agreement. A complete copy of Mr. Eilers' transition agreement was filed as an exhibit to Deluxe's Current Report on Form 8-K on November 24, 2005.

Due to the inherent uncertainty connected with the CEO transition, in February and March of 2006, several executives received retention-based restricted stock grants that vest two years from the date of grant. These grants were intended to act as a retention incentive during the period that the search for a new CEO continued and for a period of time after the new CEO assumed his duties. Grants were made as follows: Mr. Peterson, 7,000 shares; Mr. Treff, 16,600 shares; Ms. Widener, 11,700 shares; and Mr. Scarfone, 11,000 shares. Mr. Treff's shares were forfeited upon his resignation from Deluxe.

The Company entered into an employment agreement with Mr. Schram at his time of hire, which included a signing bonus, a guaranteed bonus payment for 2006, a grant of restricted stock, and a long-term incentive grant consisting of stock options and performance accelerated restricted stock. A complete copy of Mr. Schram's employment agreement was filed as an exhibit to Deluxe's Current Report on Form 8-K on April 17, 2006, and also is addressed in greater detail in the tables, footnotes and narrative following this Compensation Discussion and Analysis.

Severance, Retention and Change of Control Arrangements

Deluxe has entered into severance arrangements or agreements with each of its Named Executive Officers (collectively "arrangements"). The arrangements are intended to facilitate the executives' attention to the affairs of Deluxe and to recognize their key role within the Company. If their employment is terminated without "cause" by Deluxe or by the executive with "good reason," he or she is eligible to receive severance benefits. The Severance Calculation table appearing later in this proxy statement, together with the accompanying narrative to that table, explains in detail the benefits provided under these arrangements and the circumstances under which a Named Executive Officer would be eligible for severance benefits. Receipt of these benefits is conditioned upon the executive entering into a release, and agreeing to maintain the confidentiality of Company confidential information for a period of two years after their termination. Mr. Schram's employment agreement also requires that for two years after he ceases to be employed by Deluxe he will not engage in any business that competes with Deluxe, will not hire any employee or induce an employee to provide confidential information to a third party, and will not induce any customer or supplier to stop doing business with the Company.

The Company also has entered into retention agreements ("Retention Agreements") with Mr. Schram and the Senior Vice Presidents (hereinafter, "Executives") that are designed to ensure that Deluxe will receive the continued service of the Executive in the event of the possibility or occurrence of a change of control, by reducing the distraction that could be caused by personal uncertainty about their compensation and benefits under those circumstances. These Retention Agreements are addressed in greater detail in the narrative accompanying the Change in Control Calculations table appearing later in this proxy statement. Generally speaking, however, these Retention Agreements provide incentives for the Executive to remain with Deluxe through a contemplated change of control, and provide certain benefits in the event the Executive's employment is negatively impacted as a result of, or following, a change of control. In other words, benefits are not paid out automatically upon a change of control, but only if the Executive's employment is negatively affected. Moreover, the severance arrangements described above do not apply if the executive's employment is terminated following a change of control under circumstances that would entitle them to receive benefits under the Retention Agreements.

Compliance with Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain executive officers, unless such compensation qualifies as "performance-based compensation." Among other things, in order to be deemed performance-based compensation for Section 162(m) purposes, the compensation must be based on the achievement of pre-established, objective performance criteria and must be pursuant to a plan that has been approved by Deluxe's shareholders. With the exception of compensation paid to Mr. Schram, which included certain one-time awards and benefits as part of his hiring package that do not qualify as performance-based compensation, we expect that all compensation paid in 2006 to the executive officers under the plans and programs described above will qualify for deductibility, either because the compensation is below the threshold for non-deductibility provided in Section 162(m) or because the payment of such compensation complies with the provisions of Section 162(m).

The Company believes that it is important to continue to be able to take all available tax deductions with respect to the compensation paid to its executive officers, and has taken such actions as may be necessary to continue to qualify significant portions of executive compensation as performance-based under Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and be incorporated by reference into Deluxe Corporation's Annual Report on Form 10-K for the year ending December 31, 2006.

MEMBERS OF THE COMPENSATION COMMITTEE

Charles A. Haggerty, Chair
T. Michael Glenn
William A. Hawkins, III
Stephen P. Nachtsheim

Executive Compensation Tables

The Summary Compensation Table, Other Compensation Supplemental Table, and Grants of Plan-Based Award Table presented on the following pages summarize the total compensation paid to or earned by each of the individuals who served as Deluxe's Chief Executive Officer or Chief Financial Officer during any part of 2006, and the next three most highly compensated executive officers for 2006 (collectively, the "Named Executive Officers"). The following narrative is provided to help you understand the information presented in those tables.

Mr. Schram joined Deluxe in May of 2006, and received base compensation during 2006 of $483,333, reflecting an annualized salary of $725,000. In accordance with the employment agreement executed at the time of his hiring, Mr. Schram received a one-time lump-sum signing bonus of $300,000. In addition, in consideration of Mr. Schram's commencement and continuation of employment, and to replace forfeited compensation earned at his previous employer, Mr. Schram was granted 59,575 shares of restricted stock on May 1, 2006, the date he commenced his employment with the Company. Fifty percent of the grant will vest upon completion of 12 months of employment, with the remaining 50 percent vesting upon completion of 24 months of employment with the Company. Mr. Schram received a guaranteed Annual Incentive Plan payment for 2006 equal to 50 percent of his target bonus opportunity, and also received a long-term incentive grant consisting of stock options and performance accelerated restricted stock. Mr. Schram was awarded a seven-year, non-qualified stock option to purchase 182,000 shares of Deluxe common stock, exercisable at $23.50 per share, the closing price of a share of Deluxe common stock on the grant date. The option vests in three equal annual installments commencing on May 1, 2007. Mr. Schram also received a grant of 27,200 shares of performance accelerated restricted stock, which is subject to the same three-year vesting provision contained in all such awards granted in 2006. Deluxe's cash flow performance in 2006 was below the established acceleration threshold, so there was no accelerated vesting of that restricted stock award.

The base salaries of executives were generally set at or near the median for executive officers of the S&P Mid-Cap 400 companies in similar positions. The executives participate in the Company's Annual Incentive Plan, under which bonuses can be earned based on pre-established performance criteria. For 2006, these criteria included operating income and revenue. The performance criteria under the Plan were not met in 2006, so no payments under this Plan were made to officers, except the guaranteed payment to Mr. Schram.

In November of 2005, Deluxe announced that it had entered into a Transition Agreement (the "Transition Agreement") with Mr. Eilers in conjunction with his appointment as interim CEO following his predecessor's retirement. Consistent with this announcement, and his announced plan to retire after the transition of his duties to the new CEO, Mr. Eilers resigned as CEO upon Mr. Schram's appointment to that post on May 1, 2006, and thereafter retired from the Company effective July 2, 2006. For 2006, Mr. Eilers received base compensation of $312,500, reflecting a partial year of service. Mr. Eilers did not earn incentive compensation under the Annual Incentive Plan in 2006.

Pursuant to the Transition Agreement, Mr. Eilers' outstanding restricted stock, restricted stock units and stock options vested as of his retirement date. In addition, Mr. Eilers and his wife will continue to be covered by the medical plans currently available to executive officers of Deluxe for the remainder of their lives, subject to any changes in those plans as may be made generally. He also earned a lump-sum cash payment equal to $150,000 (representing the pro-rated value of a foregone long-term incentive award for 2006) and a retention bonus of $937,500, the latter of which was paid in January 2007 in accordance with Section 409A of the Internal Revenue Code. A complete copy of the Transition Agreement was filed as an exhibit to Deluxe's Current Report on Form 8-K on November 24, 2005.

As explained in the Compensation Discussion and Analysis section, at mid-year the Compensation Committee endorsed a Supplemental Performance Program for eligible employees, including the Named Executive Officers, with the exception of Messrs. Eilers and Treff who were no longer with the Company. The supplemental program covered operating income performance for the second half of the year. The performance criteria under this program were met, and all of the other Named Executive Officers, except Mr. Schram (who already had been guaranteed a bonus payment for 2006 under his employment agreement), received incentive compensation under this program.

All of the Named Executive Officers participated in a long-term incentive compensation program in 2006, pursuant to which they were awarded stock options and performance accelerated restricted stock. The target value of the program approximates the median of long-term incentive compensation provided to executive officers in the S&P Mid-Cap 400 group of companies. The awards to executives under the program were granted on the same day as awards to all eligible employees, or in conjunction with the individual's hire or promotion to a new role. The exercise price for each option grant is the closing price of Deluxe's stock on the grant date. The options vest annually in one-third increments, and performance accelerated restricted stock awards vest after three years, except that 50 percent of the performance accelerated stock awards could vest within one year if a 2006 cash flow target were achieved. The cash flow target was not met and acceleration did not occur. Dividend or dividend equivalents for these equity-related awards are paid at the same rate and time as regularly scheduled dividends.

The Named Executive Officers, other than the CEO, also participate in a program that provides a quarterly cash allowance for personal expenses typically incurred while performing their duties. In 2006, the participating executives also received grossed-up reimbursement of approved expenses for financial and tax planning assistance.

SUMMARY COMPENSATION TABLE

Name	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Lee J. Schram[6] Chief Executive Officer	2006	$483,333	$541,667	$606,631	$152,992	$0	$146,768	$1,931,391
Ronald E. Eilers[7] former Chief Executive Officer	2006	312,500	0	189,972	93,843	0	1,203,691	1,800,006
Richard S. Greene[8] Sr. Vice President & Chief Financial Officer	2006	87,500	0	12,500	0	10,938	5,197	116,135
Terry D. Peterson[9] Vice President & Chief Accounting Officer	2006	240,158	0	95,983	16,471	24,016	42,880	419,508
Douglas J. Treff[10] former Chief Financial Officer	2006	136,420	0	(101,275)	(229,180)	0	42,531	(151,504)
Luann E. Widener Sr. Vice President & President – Financial Services & Small Business Segments	2006	304,948	0	194,808	61,485	38,119	67,718	667,078
Anthony C. Scarfone Sr. Vice President, General Counsel & Secretary	2006	290,000	0	203,799	53,688	36,250	68,927	652,664
Jeffrey D. Stoner Sr. Vice President – Human Resources	2006	210,428	0	22,170	17,643	24,032	30,317	304,590

1 Mr. Schram's bonus payment includes a guaranteed bonus for 2006 of $241,667 (representing 50 percent of his target bonus eligibility for the year), and a signing bonus of $300,000, both of which payments were provided for in his employment agreement dated April 10, 2006.

2 The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R), of awards or forfeitures under the long-term incentive program, and thus may include amounts attributable to awards granted prior to 2006. Assumptions used in

the calculation of these amounts are included in Note 10 to the Company's Consolidated Financial Statements filed as part of the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

3 The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R), of awards or forfeitures under the long-term incentive program, and thus may include amounts attributable to awards granted prior to 2006. Assumptions used in the calculation of these amounts are included in the Note 10 to the Company's Consolidated Financial Statements filed as part of the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

4 The amounts listed in this column reflect the dollar amounts paid to the executive officers for achievement of the operating income performance metric established under the 2006 Supplemental Performance Program.

5 A detailed description of the amounts listed in this column is contained in the "Other Compensation Supplemental Table" immediately following this table.

6 Mr. Schram commenced his employment with Deluxe on May 1, 2006.

7 Mr. Eilers retired on July 2, 2006.

8 Mr. Greene commenced his employment with Deluxe on October 2, 2006.

9 Mr. Peterson served as interim CFO from May 6, 2006 through October 1, 2006.

10 Mr. Treff terminated his employment with the Company on May 5, 2006. Negative amounts reported are due to forfeiture of equity awards upon termination.

OTHER COMPENSATION SUPPLEMENTAL TABLE

Name	Perks and Other Personal Benefits[1] ($)	Tax Reimbursement[2] ($)	Payments/ Accruals on Termination Plans[3] ($)	Company Contributions to Defined Contribution Plans ($)	Dividends or Earnings on Stock or Option Awards[4] ($)	Other[5] ($)	Total ($)
Lee J. Schram	$0	$23,487	$0	$0	$78,098	$45,183	$146,768
Ronald E. Eilers	19,000	7,158	51,693	15,400	19,240	1,091,200	1,203,691
Richard S. Greene	3,750	0	0	0	1,447	0	5,197
Terry D. Peterson	15,000	0	0	15,400	11,674	806	42,880
Douglas J. Treff	7,000	2,585	15,585	4,093	13,268	0	42,531
Luann E. Widener	19,341	3,182	0	15,400	26,397	3,398	67,718
Anthony C. Scarfone	19,500	3,299	0	15,400	27,928	2,800	68,927
Jeffrey D. Stoner	11,827	0	0	14,730	3,760	0	30,317

1 Amounts include Personal Choice Program cash allowances and reimbursement of approved tax and financial planning expenses. The tax gross-up for the tax and financial planning reimbursement is included in the Tax Reimbursement column. There is no tax gross-up for the Personal Choice Program.

2 Amount for Mr. Schram reflects tax gross-up on reimbursement of the relocation expenses recorded in the "Other" column. The amounts listed for the other executives include tax gross-up for approved tax and financial planning expenses recorded in the first column.

3 Amounts are accrued paid time off balances that were paid out at the time of termination of employment in accordance with Company policy.

4 Amounts reflect dividends and dividend equivalents paid on restricted stock and restricted stock units. The dividends and dividend equivalents are paid at the same rate and at the same time as regularly declared dividends.

5 Amount for Mr. Schram reflects reimbursement of relocation expenses, as provided for in his employment agreement dated April 10, 2006. In accordance with his Transition Agreement, Mr. Eilers' amount includes $150,000 paid in lieu of participating in the long-term incentive program for 2006, $937,500 as a retention bonus earned in 2006 but paid in January 2007 in accordance with Section 409A of the Internal Revenue Code, and $3,700 in ERISA excess contributions. The remaining amounts listed are ERISA excess amounts for the year, which generally are contributed to the executives' non-qualified deferred compensation account within 90 days after the end of the year.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options [1](#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards [2] ($)
	Grant Date	Date of Action to Grant				
Lee J. Schram [3]	5/1/06	4/10/06		182,000	$23.50	$690,821
	5/1/06	4/10/06	27,200 [5]			639,200
	5/1/06	4/10/06	59,575 [6]			1,400,013
	Grant Date					
Ronald E. Eilers			-0-	-0-	-0-	-0-
Richard S. Greene	10/02/06		5,787 [7]			99,999
	2/14/06			10,800	26.58	46,367
	2/14/06		1,600 [5]			42,528
Terry D. Peterson	2/14/06		7,000 [7]			186,060
	2/14/06			39,200	26.58	168,294
	2/14/06		5,800 [5]			154,164
Douglas J. Treff [4]	2/14/06		16,600 [7]			441,228
	2/14/06			17,400	26.58	74,702
	2/14/06		2,600 [5]			69,108
	2/14/06		9,100 [7]			241,878
	3/1/06			15,200	24.99	61,353
Luann E.	3/1/06		2,200 [5]			54,978
Widener	3/1/06		2,300 [7]			57,477
	2/14/06			26,100	26.58	112,053
Anthony C.	2/14/06		3,900 [5]			103,662
Scarfone	2/14/06		11,000 [7]			292,380
	2/14/06			7,000	26.58	30,052
	2/14/06		1,000 [5]			26,580
	4/26/06			5,000	24.01	19,390
Jeffrey D. Stoner	4/26/06		1,000 [5]			24,010

1 Stock options have seven-year terms and vest 33-1/3 percent per year over three years.
2 The grant date fair value of options is based on the stock price at the time of grant multiplied by the Black-Scholes value of 16.152 percent.
3 Mr. Schram's employment agreement was entered into on April 10, 2006. It provided that all equity grants contemplated in that agreement would be made as of his first day of employment, which was May 1, 2006.
4 Mr. Treff's awards were forfeited at the time of his termination from the company.
5 Performance accelerated restricted stock grants that vest on the third anniversary of the award date. The agreements provided that 50 percent of the shares would vest on the first anniversary if the Company achieved a 2006 cash flow performance threshold. The performance threshold was not achieved, so no acceleration of vesting occurred.
6 Restricted stock grant that vests 50 percent per year over two years.
7 Restricted stock grants that vest on the second anniversary of the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Lee J. Schram		182,000[4]		$23.50	5/1/2013	59,575[5]	$1,501,290		
						27,200[6]	685,440		
Ronald E. Eilers	110,000			47.67	3/14/09				
	11,340			39.63	7/1/09				
	10,650			42.35	7/1/09				
	73,333			38.54	7/1/09			1,088[7]	$27,418
Richard S. Greene						5,787[8]	145,832		
Terry D. Peterson		10,800[9]		26.58	2/14/13	1,600[11]	40,320	480	12,096
	717	1,433[10]		39.63	4/27/12	7,000[12]	176,400		
						380[13]	9,576		
Douglas J. Treff [3]	-0-	-0-		-0-	-0-	-0-	-0-	-0-	-0-
Luann E. Widener		15,200[14]		24.99	3/1/13	2,200[18]	55,440	900	22,680
		17,400[15]		26.58	2/14/13	2,300[19]	57,960		
	1,334	2,666[16]		39.63	4/27/12	2,600[20]	65,520		
	1,913	957[17]		42.35	5/4/11	9,100[21]	229,320		
	10,000			38.54	3/10/10	1,000[22]	25,200		
	10,000			47.67	3/14/09	3,890[23]	98,028		
						600[24]	15,120		

[Table continued on next page.]

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END - *continued*

	Option Awards					Stock Awards			
Name	Number of Securities *Underlying* Unexercised Options (#) Exercisable	Number of Securities *Underlying* Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities *Underlying* Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Anthony C. Scarfone		26,100[25]		$26.58	2/14/13	3,900[28]	$98,280	1,113	$28,035
	1,600	3,200[26]		39.63	4/27/12	11,000[29]	277,200		
	3,200	1,600[27]		42.35	5/4/11	1,030[30]	25,956		
	30,000			38.54	3/10/10	4,523[31]	113,980		
	30,000			47.67	3/14/09	1,030[32]	25,956		
	25,925			16.42	10/26/10				
Jeffrey D. Stoner		5,000[33]		24.01	4/26/13	1,000[37]	25,200	293	7,371
		7,000[34]		26.58	2/14/13	1,000[38]	25,200		
	422	844[35]		39.63	4/27/12	264[39]	6,653		
	580	290[36]		42.35	5/4/11	756[40]	19,051		
						180[41]	4,536		

1 Based on the closing price of Deluxe common stock on December 29, 2006 ($25.20 per share).
2 Performance shares granted in 2005 with three-year performance period. Threshold numbers of shares are listed based on a low probability of achieving performance targets for payout. Performance period from 1/1/05 to 12/31/07, with stock vesting on 4/27/08 based on performance relative to targets.
3 Mr. Treff terminated his employment with the Company as of 5/5/06. All unexercised stock options and unvested stock awards were forfeited as of his termination date.

Lee J. Schram: 4 – Stock options granted on 5/1/06 vest in three equal installments on 5/1/07, 5/1/08, and 5/1/09. 5 – Restricted stock granted on 5/1/06 vests in two equal installments on 5/1/07 and 5/1/08. 6 – Performance Accelerated Restricted Stock ("PARS") granted on 5/1/06 vests on 5/1/09.

Ronald E. Eilers: 7 – Performance shares are reported at minimum threshold based on a low probability of achieving performance targets and are pro-rated based on Mr. Eilers' retirement date.

Richard S. Greene: 8 – Restricted stock granted on 10/2/06 vests on 10/2/08.

Terry D. Peterson: 9 – Stock options granted on 2/14/06 vest in three equal installments on 2/14/07, 2/14/08 and 2/14/09. 10 – Stock options granted on 4/27/05 with the remainder of the unvested options vesting in two equal installments on 4/27/07 and 4/27/08. 11 – PARS granted on 2/14/06 vests on 2/14/09. 12 – Restricted stock granted on 2/14/06 vests on 2/14/08. 13– Restricted stock granted on 4/27/05 vests on 4/27/08.

Luann E. Widener: 14 – Stock options granted on 3/1/06 vest in three equal installments on 3/1/07, 3/1/08, and 3/1/09. 15 – Stock options granted on 2/14/06 vest in three equal installments on 2/14/07, 2/14/08, and 2/14/09. 16 – Stock options granted on 4/27/05 with the remainder of the unvested options vesting in two equal installments on 4/27/07 and 4/27/08. 17 – Stock options granted on 5/4/04 with the remainder of the unvested options vesting on 5/4/07. 18 – PARS granted on 3/1/06 vests on 3/1/09. 19 – Restricted stock granted on 3/1/06 vests on 3/1/08. 20 – PARS granted on 2/14/06 vests on 2/14/09. 21 – Restricted stock granted on 2/14/06 vests on 2/14/08. 22 – Restricted stock granted on 4/27/05 vests on 4/27/08. 23 – Restricted stock units granted on 1/25/05 vested on 1/25/07. 24 – Restricted stock granted on 5/4/04 vests on 5/4/07.

Anthony C. Scarfone: 25 – Stock options granted on 2/14/06 vest in three equal installments on 2/14/07, 2/14/08, and 2/14/09. 26 – Stock options granted on 4/27/05 with the remainder vesting in two equal installments on 4/27/07 and 4/27/08. 27 – Stock options granted on 5/4/04 with the remainder vesting on 5/4/07. 28 – PARS granted on 2/14/06 vests on 2/14/09. 29 – Restricted stock granted on 2/14/06 vests on 2/14/08. 30 – Restricted stock granted on 4/27/05 vests on 4/27/08. 31 – Restricted stock units granted on 1/25/05 vested on 1/25/07. 32 – Restricted stock granted on 5/4/04 vests on 5/4/07.

Jeffrey D. Stoner: 33 – Stock options granted on 4/26/06 vest in three equal installments on 4/26/07, 4/26/08, and 4/26/09. 34 – Stock options granted on 2/14/06 vest in three equal installments on 2/14/07, 2/14/08, and 2/14/09. 35 – Stock options granted on 4/27/05 with the remaining vesting in two equal installments on 4/27/07 and 4/27/08. 36 – Stock options granted on 5/4/04 with the remainder vesting on 5/4/07. 37– PARS granted on 4/26/06 vests on 4/26/09. 38 – PARS granted on 2/14/06 vests on 2/14/09. 39 – Restricted stock granted on 4/27/05 vests on 4/27/08. 40 – Restricted stock units granted on 1/25/05 vested on 1/25/07. 41 – Restricted stock granted on 5/4/04 vests on 5/4/07.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Lee J. Schram	0	$0	0	$0
Ronald E. Eilers [1]	0	0	24,051	420,411
Richard S. Greene	0	0	0	0
Terry D. Peterson	0	0	0	0
Douglas J. Treff [2]	60,485	406,276	0	0
Luann E. Widener	0	0	0	0
Anthony C. Scarfone	0	0	0	0
Jeffrey D. Stoner	0	0	0	0

1 Upon Mr. Eilers' retirement, 24,051 shares of restricted stock vested at a value of $17.48 per share.
2 Mr. Treff exercised 60,485 stock options on May 3, 2006 at an option price of $16.42 per share. The fair market value of the Company's stock on the date of exercise was $23.14 per share.

Deferred Compensation Plan

Deluxe's Deferred Compensation Plan permits eligible employees to defer annually receipt of up to 100 percent of base salary, and up to 50 percent of bonuses. In connection with this plan, Deluxe has created a non-qualified grantor trust (commonly known as a "Rabbi Trust"), through which Deluxe's obligations under the plan are funded. No assets are set aside for individual participants in the plan, and the trust assets remain subject to the claims of Deluxe's creditors. Amounts deferred under the plan are payable on the earliest to occur of a change of control of Deluxe, the participant's termination of employment, disability or death, or the date for payment selected by the participant, unless a delay in payments is otherwise required by Section 409A of the Internal Revenue Code ("Section 409A"). Deferred amounts are credited with gains and losses based on the performance of deemed investment options (i.e., phantom funds) selected by the participant. Deluxe also may make ERISA excess payments and/or contributions of benefit plan equivalents to participants' accounts if IRS limits or the deferrals made by a participant under this Plan have the effect of reducing the contributions they otherwise would receive from Deluxe under the Company's qualified benefit plans.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY [1] ($)	Aggregate Earnings in Last FY [2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE [3] ($)
Lee J. Schram	$0	$0	$0	$0	$0
Ronald E. Eilers	0	10,448	60,346	105,433	1,227,657
Richard S. Greene	0	0	0	0	0
Terry D. Peterson	0	0	0	0	0
Douglas J. Treff	0	6,087	97,071	29,636	748,569
Luann E. Widener	0	4,513	2,843	0	35,592
Anthony C. Scarfone	0	6,443	36,485	0	306,576
Jeffrey D. Stoner	0	0	0	0	0

1 Amounts represent ERISA excess payments attributable to retirement plan contributions that could not be made to the executives' qualified retirement plan accounts due to IRS wage limits. These payments are made after the end of the year to which they relate. As a result, amounts shown in this table would be reported for the preceding fiscal year in the "All Other Compensation" column of the Summary Compensation Table.
2 Participants in this plan allocate their deferrals into phantom funds similar to the funds available under the Company's qualified retirement plans. Amounts reported reflect the performance of these phantom funds.
3 The amounts reported in previous years' Summary Compensation Tables were: $1,120,754 for Mr. Eilers; $490,971 for Mr. Treff; $1,700 for Ms. Widener; and $192,911 for Mr. Scarfone.

Severance, Retention and Change of Control Arrangements

Deluxe has entered into severance arrangements or agreements with each of its Named Executive Officers. Mr. Schram's employment agreement contains provisions with respect to severance, and the other Named Executive Officers are subject to separate severance agreements (collectively "arrangements"). The arrangements are intended to facilitate the executive's attention to the affairs of Deluxe and to recognize their key role within the Company. Under Mr. Schram's arrangement, he would be eligible to receive severance benefits if his employment is terminated without cause by Deluxe or by him with Good Reason. Under his employment agreement, "Good Reason" includes (1) a material reduction in authority, duties or responsibilities without his written consent; (2) a material reduction in his total compensation or a failure by the Company to comply with his employment agreement; (3) a termination of his employment by the Company in a manner that does not comply with his employment agreement; or (4) a request by the Company that he act or omit to act in a way that violates the Company's ethical guidelines or practices. Mr. Schram's employment agreement provides the following benefits if he is terminated by Deluxe without cause or he terminates his employment for Good Reason: (1) 12 monthly payments of his then current monthly base salary; (2) for a period of 12 months following completion of the initial 12 months of salary continuation, an additional monthly payment equal to the amount, if any, that his monthly base pay as of termination exceeds any monthly compensation he may earn from subsequent employment in that month; (3) executive level outplacement services for up to 12 months; and (4) an additional lump-sum payment of $13,000 to assist with expenses incurred in connection with his transition.

The severance arrangements with the other Named Executive Officers contain a similar definition of Good Reason and add, as an additional basis for resigning with Good Reason, a requirement to relocate more than 50 miles from his or her then current location. If these executives are terminated by Deluxe without cause or the executive terminates his or her employment for Good Reason, he or she will receive payments calculated on the same basis as the payments that Mr. Schram would receive, except that any additional monthly payment following the first 12 months of salary continuation would last for only six months. Receipt of these benefits by Mr. Schram or any other Named Executive Officers is conditioned upon the executive entering into a release. The Named Executive Officers are required by their severance arrangements to maintain the confidentiality of Company confidential information for a period of two years after their termination. Mr. Schram's employment agreement also requires that for two years after he ceases to be employed by Deluxe he will not engage in any business that competes with Deluxe, will not hire any Company employee or induce an employee to provide confidential information to a third party, and will not induce any customer or supplier to stop doing business with the Company.

The severance arrangements are not effective if the executive's employment is terminated following a change of control under circumstances that would entitle them to receive benefits under the retention agreements described below ("Retention Agreements").

The Company has entered into Retention Agreements with Mr. Schram and the Senior Vice Presidents ("hereinafter, "Executives") that are designed to ensure that Deluxe will receive the continued service of the Executive in the event of a change of control, by reducing the distraction that could be caused by personal uncertainty about their compensation and benefits under those circumstances. Under the Retention Agreements, each of the participating Executives agrees to remain employed by Deluxe, and Deluxe agrees to continue to employ each Executive, until the second anniversary following a "Change of Control" (as that term is defined in the Retention Agreements). During the two-year period (the "Employment Period"), each Executive is entitled to maintain a position, authority, duties and responsibilities at least commensurate with the most significant of those held by the Executive during the 180-day period prior to the date (the "Effective Date") of the Change of Control. The annual base salary of an Executive may not be reduced below that earned by the Executive during the twelve-month period preceding the Effective Date, provided, however, that the annual base salary may be reduced to an amount not less than 90 percent of the base salary in effect on the Effective Date pursuant to an across-the-board reduction of base salary similarly affecting all senior officers of Deluxe. In determining any increase in an Executive's base salary during the Employment Period, the Executive is to be treated in a manner consistent with other peer executives. The Executives are also entitled to receive annual incentive payments during the Employment Period on the same objective basis as other peer executives, although in no event may an Executive's annual target bonus opportunity be less favorable to the Executive than that provided by Deluxe in the last fiscal year prior to the Effective Date, and if the bonuses payable to other peer executives during the Employment Period are not wholly based on objective criteria, the Executive's annual incentive payment must be at least equal to an amount determined with reference to the Executive's average annual incentive payments for certain periods ending prior to the Effective Date. During the Employment Period, each Executive is also entitled to participate in Deluxe's stock incentive, retirement, and other benefit plans on the same basis as Deluxe's other Executives, and the benefits to the Executives under such plans generally may not be reduced from those provided during the one-year period prior to the Effective Date.

If, during the Employment Period, Deluxe terminates a participating Executive's employment other than for "Cause" or "Disability," or the Executive terminates his or her employment for "Good Reason" (as those terms are defined in the Retention Agreements), the Executive is entitled to a lump-sum payment equal to the sum of any unpaid base salary, deferred compensation and accrued vacation pay through the date of termination, plus a pro-rated annual incentive payment for the year of termination based on the greater of (1) the Executive's target bonus under Deluxe's annual incentive plan in respect of the year in which the termination occurs or, if greater, for the year in which the Change of Control occurs (the "Target Bonus") and (2) the annual incentive payment that the Executive would have earned for the year in which the termination occurs based upon projecting to the end of that year Deluxe's actual performance through the termination date. In addition, the Executive is entitled to receive a lump-sum payment equal to three times the sum of the Executive's annual base salary and the higher of the Target Bonus or the average of the Executive's annual incentive payments for the last three full fiscal years prior to the Effective Date, plus three times the amount that would have been contributed by Deluxe or its affiliates to the retirement and supplemental retirement plans in which the Executive participated prior to his or her termination. Certain resignations and terminations in anticipation of Changes of Control also constitute qualifying terminations. The Executives are also entitled to the continuation of their medical, disability, life and other health insurance benefits for up to a three-year period after a qualifying termination and to certain out-placement services.

The Retention Agreements also provide that if any payment or benefit received or to be received by an Executive, whether or not pursuant to his or her Retention Agreement, would be subject to the federal excise tax on "parachute" payments provided by Section 280G of the Internal Revenue Code, Deluxe will pay to the Executive an additional amount so that the Executive realizes, after the payment of such excise tax and any income tax or excise tax on such additional amount, the amount of such compensation.

Deluxe also utilizes standard forms of stock option and restricted stock award agreements in conjunction with its long-term incentive program. These agreements provide for accelerated vesting of the awards, in whole or in part, upon certain events, including termination of the employee without cause or a change of control. Generally speaking, for awards issued prior to 2007, stock options vest in full, and restricted stock vests pro rata, upon termination without cause or a change of control. Beginning in 2007, the vesting of awards upon a change of control will only be accelerated if the acquiring or surviving entity fails to honor the award agreements with comparable equity, or if the employee is terminated without cause or resigns for Good Reason (as defined in the agreements) following the change of control.

The foregoing summary is qualified in its entirety by reference to the complete text of Mr. Schram's Employment Agreement, and the forms of Retention Agreement, Severance Agreement and equity award agreements, all of which are filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

The following table illustrates the benefits that would be received by the named executives under the severance arrangements described above, assuming a hypothetical severance occurring on the last business day of the prior fiscal year.

SEVERANCE CALCULATIONS

Name	Salary Continuation[1] ($)	Outplacement[2] ($)	Stock Option Acceleration [3] ($)	Restricted Stock Acceleration [4] ($)	Other [5] ($)	Total ($)
Lee J. Schram	$1,450,000	$9,500	$309,400	$1,652,767	$13,000	$3,434,667
Richard S. Greene	525,000	9,500	0	17,590	13,000	565,090
Terry D. Peterson	393,000	9,500	0	93,895	13,000	509,395
Luann E. Widener	517,500	9,500	3,192	448,560	13,000	991,752
Anthony C. Scarfone	435,000	9,500	0	186,757	13,000	644,257
Jeffrey D. Stoner	330,000	9,500	5,950	20,714	13,000	379,164

1 Salary continuation benefits include twelve months of full salary, plus the difference in compensation otherwise earned by the individual and their base salary at termination from Deluxe for (a) an additional twelve months for the CEO, and (b) an additional six months for the other executives. Amounts shown assume no employment is secured after the initial twelve months, and therefore reflect maximum amounts payable.

2 Estimated cost of outplacement services for twelve months.

3 Accelerated vesting on stock options at the time of termination, with three months to exercise. The value is based on the closing price of Deluxe common stock on December 29, 2006 ($25.20 per share).

4 Pro-rata acceleration of vesting on restricted stock based on the date of termination. Value based on the closing price of Deluxe common stock on December 29, 2006 ($25.20 per share). The amount for Mr. Schram includes full vesting of a one-time grant made upon hire to replace forfeited equity compensation from his prior employer. The amount listed for Ms. Widener assumes approved retiree status at the time of severance, which requires at least 20 years of services and more than 75 points (age plus years of service) with the Company, as well as Compensation Committee approval, and results in full vesting of awards.

5 Lump-sum payment in lieu of benefits continuation.

The following table illustrates the benefits that would be received by the named executives under the Retention Agreements described above, assuming a hypothetical triggering event occurring on the last business day of the prior fiscal year.

CHANGE OF CONTROL CALCULATIONS

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Lee J. Schram	Severance [1]	$4,350,000	$0
	Vesting of Options [2]	309,400	309,400
	Vesting of Restricted Stock [3]	1,652,637	897,543
	Benefit Continuation [4]	45,000	0
	Retirement Plan Contribution [5]	87,000	0
	Outplacement [6]	25,000	0
	Total Payments Before Excise Tax	6,469,037	1,206,943
	Excise Tax Gross-Up [7]	1,908,916	0
	Total	8,377,953	1,206,943

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Richard S. Greene	Severance [1]	$1,575,000	$0
	Vesting of Options [2]	0	0
	Vesting of Restricted Stock [3]	17,590	17,590
	Benefit Continuation [4]	45,000	0
	Retirement Plan Contribution [5]	42,000	0
	Outplacement [6]	25,000	0
	Total Payments Before Excise Tax	1,704,590	17,590
	Excise Tax Gross-Up [7]	691,651	0
	Total	2,396,241	17,590

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Luann E. Widener	Severance [1]	$1,552,500	$0
	Vesting of Options [2]	3,192	3,192
	Vesting of Restricted Stock [3]	313,954	313,954
	Benefit Continuation [4]	45,000	0
	Retirement Plan Contribution [5]	41,400	0
	Outplacement [6]	25,000	0
	Total Payments Before Excise Tax	1,981,046	317,146
	Excise Tax Gross-Up [7]	676,391	0
	Total	2,657,437	317,146

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Anthony C. Scarfone	Severance [1]	$1,305,000	$0
	Vesting of Options [2]	0	0
	Vesting of Restricted Stock [3]	338,067	338,067
	Benefit Continuation [4]	45,000	0
	Retirement Plan Contribution [5]	34,800	0
	Outplacement [6]	25,000	0
	Total Payments Before Excise Tax	1,747,867	338,067
	Excise Tax Gross-Up [7]	0	0
	Total	1,747,867	338,067

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Jeffrey D. Stoner	Severance [1]	$990,000	$0
	Vesting of Options [2]	5,950	5,950
	Vesting of Restricted Stock [3]	49,593	49,593
	Benefit Continuation [4]	45,000	0
	Retirement Plan Contribution [5]	26,400	0
	Outplacement [6]	25,000	0
	Total Payments Before Excise Tax	1,141,943	55,543
	Excise Tax Gross-Up [7]	481,766	0
	Total	1,623,709	55,543

1 Severance is equal to three times the total of (a) the current base salary, plus (b) the higher of the individual's target annual bonus or the average actual bonus earned for each of the prior three years.

2 Reflects full acceleration of options. The value is based on the closing price of Deluxe common stock on December 29, 2006 ($25.20 per share).

3 Reflects pro-rated acceleration of restricted stock and pro-rated acceleration of Performance Shares at target performance.

4 Assumes $15,000 annually for three years.

5 Assumes 4 percent defined contribution payment annually for three years.

6 Assumes full use of the 12-month executive outplacement program at an amount not to exceed $25,000.

7 The excise tax imposed by the Internal Revenue Code ("Code") on excess "parachute" payments is 20 percent. This excise tax, together with any corresponding tax gross-up, applies only if the total value of change in control payments calculated under Section 280G of the Code equals or exceeds three times the average annual compensation attributable to the executive's employment with Deluxe over the prior five-year period. As a result, the gross-up amount shown reflects the executive's unique earnings history with Deluxe and can vary significantly from year to year.

FISCAL YEAR 2006 AUDIT AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

The following is the report of the Audit Committee with respect to Deluxe's audited financial statements presented in its Annual Report to Shareholders for the fiscal year ended December 31, 2006, which include the consolidated balance sheets of Deluxe as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2006, and the notes thereto. The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Deluxe specifically incorporates it by reference in such filing.

The Audit Committee of the Board of Directors currently is comprised of the four undersigned directors, all of whom have been determined by the Board to be independent under the rules of the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee acts under a written charter approved by the Board of Directors. The Audit Committee reviews the adequacy of that charter on an annual basis. A complete copy of the Committee's charter is posted on the Investor Relations page of Deluxe's website at www.deluxe.com under the "Corporate Governance" caption.

As stated in its charter, the Audit Committee assists the Board in monitoring the integrity of Deluxe's financial statements, the effectiveness of the internal audit function and independent registered public accounting firm, and Deluxe's compliance systems. In carrying out these responsibilities, the Audit Committee met with Deluxe management periodically during the year to consider the adequacy of Deluxe's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with PricewaterhouseCoopers LLP, Deluxe's independent registered public accounting firm, and with the appropriate financial personnel and internal auditors, and met privately on a regular basis with both the independent registered public accounting firm and with the internal auditors, each of whom reports and has unrestricted access to the Audit Committee.

The Audit Committee reviewed with management and the independent registered public accounting firm Deluxe's 2006 audited financial statements and met separately with both management and the independent registered public accounting firm to discuss and review those financial statements and reports prior to issuance. Management has the primary responsibility for Deluxe's financial statements and the overall reporting process, including Deluxe's system of internal controls. Management has represented and PricewaterhouseCoopers LLP has indicated in its opinion to the Audit Committee that Deluxe maintained, *in all material respects*, effective internal control over its financial reporting as of December 31, 2006, and that the financial statements were prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, the financial condition and results of operations of Deluxe.

The Audit Committee also received from, and discussed with, the independent registered public accounting firm the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to that firm's independence from Deluxe. As part of its efforts to ensure the independence of Deluxe's independent registered public accounting firm, the Committee maintains a policy requiring the pre-approval by the Committee of all services to be provided by the independent registered public accounting firm, and reviews all services actually performed by the independent registered public accounting firm in connection with its discussions regarding the independent registered public accounting firm's continued independence. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards Nos. 61 and 90 (Communication with Audit Committees), which include, among other items, matters related to the conduct of the audit of Deluxe's financial statements.

Based on the review and discussions referred to above, the Committee recommended to Deluxe's Board of Directors that Deluxe's audited financial statements be included in Deluxe's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

MEMBERS OF THE AUDIT COMMITTEE

Martyn R. Redgrave, Chair
Isaiah Harris, Jr.
Cheryl E. Mayberry McKissack
Mary Ann O'Dwyer

Fees Paid to Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered for Deluxe by PricewaterhouseCoopers LLP during the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Audit Fees	$1,768,706	$1,748,386
Audit-Related Fees	4,500	31,000
Tax Fees	0	0
All Other Fees	8,000	0
Total Fees	$1,781,206	$1, 779,386

The *Audit* Fees billed for the years ended December 31, 2006 and 2005 were for professional services rendered for audits of the annual consolidated financial statements and the Company's internal controls over financial reporting, reviews of the related quarterly financial statements included in Deluxe's quarterly reports on Form 10-Q filed with the SEC, services in connection with the filing of SEC registration statements, and consultations regarding accounting or disclosure treatment of transactions which were directly part of the audit. Audit fees for 2005 also include billings of $133,586 related to finalizing the 2004 audit.

The *Audit-Related* Fees billed in each of the fiscal years ended December 31, 2006 and 2005 were for employee benefit plan audits. *All Other* Fees in 2006 consist of fees incurred by the Company for Human Resource benchmarking data provided by Saratoga, an affiliate of Pricewaterhouse Coopers LLP.

The Audit Committee approved all of the services and fees described above.

Policy on Audit Committee Pre-Approval of Accounting Firm Fees and Services

In order to assure that our independent registered public accounting firm is engaged only to provide audit and non-audit services that are compatible with maintaining their independence, the Audit Committee has adopted a policy which requires the Audit Committee to review and approve all services to be provided by PricewaterhouseCoopers LLP before the firm is engaged to provide such services. The Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee; provided, however, that a full report of any such delegated approvals must be given at the next Audit Committee meeting. The Audit Committee is required to specifically approve the fee levels for all services. Requests for approval of services must be jointly submitted to the Audit Committee by the independent registered public accounting firm, Deluxe's Chief Financial Officer and Deluxe's Vice President of Internal Audit, and must include (1) a joint statement as to whether, in their view, the request is consistent with the SEC's rules on auditor independence and (2) a reasonably detailed description of the proposed services. The complete text of our Audit and Non-Audit Services Pre-Approval Policy is posted on the Investor Relations page of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of the Policy is available in print free of charge to any stockholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

ITEM 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm to examine Deluxe's financial statements and internal controls over financial reporting for the fiscal year ending December 31, 2007. PricewaterhouseCoopers LLP has acted as Deluxe's independent registered public accounting firm since 2001.

Pursuant to the Audit Committee's charter, the Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for fiscal year ended December 31, 2007 to the shareholders for ratification. Shareholder approval of this appointment is not required, but the Board is submitting the selection of PricewaterhouseCoopers LLP for ratification in order to obtain the views of the Company's shareholders. If the appointment is not ratified, the Audit Committee will reconsider its selection. Deluxe anticipates that representatives of PricewaterhouseCoopers LLP will be present at the meeting, will have the opportunity to make a statement if they so desire and will be able to respond to appropriate questions from shareholders.

The Board of Directors recommends that you vote FOR the *ratification of the selection* of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm.

2008 SHAREHOLDER PROPOSALS

Any shareholder proposals intended to be included in the proxy statement for the annual meeting of shareholders in 2008 must be received by Deluxe's Corporate Secretary at 3680 Victoria Street N., Shoreview, Minnesota 55126-2966 no later than the close of business on November 9, 2007. Proposals received by that date will be included in Deluxe's 2008 proxy statement if the proposals are proper for consideration at an annual meeting and are required for inclusion in the proxy statement by, and conform to, the rules of the SEC.

Deluxe's Bylaws provide that a shareholder may present a proposal at the 2008 annual meeting of shareholders that is not included in Deluxe's proxy statement if proper written notice is given to Deluxe's Chief Executive Officer or Corporate Secretary at the Company's principal executive offices no later than the close of business on November 9, 2007. The proposal must contain the information required by Deluxe's Bylaws. You may obtain a copy of the Bylaws by writing to Deluxe's Corporate Secretary.

OTHER BUSINESS

The Board of Directors does not intend to present any business at the meeting other than the matters specifically set forth in this proxy statement and knows of no other business scheduled to come before the meeting. If any other matters are brought before the meeting, the persons named as proxies will vote on such matters in accordance with their judgment of the best interests of Deluxe and its shareholders. The proxies solicited by Deluxe will confer discretionary authority on the persons named therein as proxies to vote on any matter presented at the meeting of which the Board of Directors did not have knowledge a reasonable time before Deluxe printed and mailed these proxy materials.

ANNUAL REPORT TO SHAREHOLDERS AND FORM 10-K

Our 2006 Annual Report to Shareholders, including financial statements for the year ended December 31, 2006, accompanies this proxy statement. Shareholders who wish to obtain an additional copy of our Annual Report and/or a copy of the Form 10-K filed with the SEC for the year ended December 31, 2006, may do so without charge by viewing these documents on our website at www.deluxe.com or by writing to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

By order of the Board of Directors

Anthony C. Scarfone
Secretary

March 8, 2007

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SHAREHOLDER INFORMATION

QUARTERLY STOCK DATA

The chart below shows the per-share closing price ranges for the company's common stock for the past two fiscal years as quoted on the New York Stock Exchange.

Stock Price	High	Low	Quarter-End Close
2006			
Quarter 4	$25.77	$17.00	$25.20
Quarter 3	18.15	12.98	17.10
Quarter 2	26.65	17.48	17.48
Quarter 1	31.56	23.35	26.17
2005			
Quarter 4	$39.96	$29.70	$30.14
Quarter 3	43.20	38.14	40.16
Quarter 2	41.84	38.21	40.60
Quarter 1	40.63	35.05	39.86

STOCK EXCHANGE

Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.

DLX LISTED NYSE

REQUIRED FILINGS

We have submitted the required Annual CEO Certification to the New York Stock Exchange and filed as exhibits to the annual report on Form 10-K the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act.

ANNUAL MEETING

Shareholders are invited to attend Deluxe's annual shareholder meeting on Wednesday, April 25, 2007. It will be held in the Deluxe headquarters building, 3680 Victoria Street North, Shoreview, MN at 2:00 p.m. CDT.

FORM 10-K AVAILABLE

A complete copy of our annual report on Form 10-K is posted at www.deluxe.com. It may also be obtained without charge by sending a written request to:

Deluxe Corporation
Attention: Investor Relations
P.O. Box 64235
St. Paul, MN 55164-0235
(651) 787-1068

SHAREHOLDER INQUIRIES

Requests for additional information should be sent to the attention of Investor Relations at the above address.

EXECUTIVE OFFICES

Street Address:
3680 Victoria Street North
Shoreview, MN 55126-2966

Mailing Address:
P.O. Box 64235
St. Paul, MN 55164-0235
(651) 483-7111

STOCK OWNERSHIP AND RECORDKEEPING

Wells Fargo Shareowner Services
Street address:
161 N. Concord Exchange
St. Paul, MN 55075
(800) 468-9716
(651) 450-4064

Mailing address:
P.O. Box 64854
St. Paul, MN 55164-0854
www.wellsfargo.com/shareownerservices

ACQUIRING INFORMATION

The latest company press releases regarding financial results, dividend news and other information, as well as our annual report on Form 10-K, quarterly reports on Form 10-Q, proxy statement and other SEC filings can be found online at www.deluxe.com. To request printed versions of any of the materials listed, please call (651) 787-1068.

DELUXE WEBSITES

Alltrade.com
Checks.com
Checksunlimited.com
Delforms.com
Deluxeforms.com
Deluxe.com
Designerchecks.com
Johnsongroup.com
Nebs.ca
Nebs.com
Russellandmiller.com

FORWARD LOOKING STATEMENTS

Statements made in this report concerning the company's or management's intentions, expectations or predictions about future results or events are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current expectations or beliefs and are subject to risks and uncertainties that could cause actual future results to differ materially from those projected.

Additional information about various factors that could cause actual results to differ from those presented are contained in the company's annual report on Form 10-K for the year ended December 31, 2006, which has been filed with the Securities and Exchange Commission and is posted on www.deluxe.com.

LEADERSHIP

Board of Directors

Stephen P. Nachtsheim
Chairman of the Board, Deluxe Corporation
Vice President, Intel Corporation (Retired)

T. Michael Glenn
Executive Vice President - Market Development and Corporate Communications, FedEx Corporation

Charles A. Haggerty
Chairman, Western Digital Corporation (Retired)

Isaiah Harris, Jr.
Former President, BellSouth Advertising & Publishing Group, Inc.

William A. Hawkins, III
President and Chief Operating Officer, Medtronic, Inc.

Cheryl E. Mayberry McKissack
Chairperson and Chief Executive Officer, Nia Enterprises

Mary Ann O'Dwyer
Chief Financial Officer and Senior Vice President - Finance and Operations, Wheels Inc.

Martyn R. Redgrave
Executive Vice President and Chief Administrative Officer, Limited Brands, Inc.

Lee J. Schram
Chief Executive Officer, Deluxe Corporation

Executive Leadership Team

Lee J. Schram
Chief Executive Officer

Michael L. Degeneffe
Senior Vice President, Chief Information Officer

Richard S. Greene
Senior Vice President, Chief Financial Officer

Anthony C. Scarfone
Senior Vice President, General Counsel and Secretary

Jeffrey D. Stoner
Senior Vice President, Human Resources

Luann E. Widener
Senior Vice President, Chief Sales and Marketing Officer for Financial Institutions and Small Businesses

Leanne E. Branham
Vice President, Fulfillment

Lynn R. Koldenhoven
Vice President, Sales and Marketing Direct-to-Consumer

Terry D. Peterson
Vice President, Investor Relations and Chief Accounting Officer

END

*Designed by Russell and Miller**
*Printed by the Johnson Group**
*Wholly-owned by Deluxe Corporation